Unaudited interim results for the six months ended 30 June 2023 Solid performance despite prevailing headwinds Gold Fields continued to build momentum in its strategy implementation by positively advancing a number of strategic initiatives in H1 2023. The Group announced two corporate actions that underline our strategic imperative of pursuing value accretive deals to grow the value and quality of our portfolio: The proposed Tarkwa/Iduapriem JV in Ghana on 16 March 2023 and the Windfall JV with Osisko Mining in Canada on 2 May 2023. We have also accelerated a number of internally focused initiatives which will further enhance the implementation of our strategy, by unlocking the full potential of our people and assets and drive improved business value. During H1 2023 the focus was on two of these initiatives: Rolling out our culture journey, termed the “Gold Fields Way”, and Asset Optimisation. Our operating environment remained challenging during the period, with elevated mining cost inflation and strong competition for skills in our key mining jurisdictions presenting significant headwinds. Despite these challenges, Gold Fields delivered solid operating results, with attributable production decreasing 4% (in line with plan) and all-in costs (AIC) rising only 3%. Normalised earnings decreased by 9% YoY and the Company generated free cash flow of US$140m, allowing us to declare an interim dividend of 325 SA cents. Health and safety The safety of our people remains our number one value, and it is therefore with deep regret that we had to report one operational fatality and three serious injuries during the first half of 2023, the same as in H1 2022. The fatal incident involving a contractor occurred at our Tarkwa mine in Q1 2023. In late June 2023, we also suffered a non-operational fatal incident when a contractor working on the renovation and upgrade of the T&A Stadium in Tarkwa fell from the roof of the stadium. The project is funded by the Gold Fields Ghana Foundation. We extend our heartfelt sympathies and condolences to the family, loved ones and colleagues of the deceased. H1 2023 operational performance Attributable gold equivalent production for H1 2023 was 1,154koz, a 4% decrease YoY (H1 2022: 1,201koz), underpinned by the planned decline in production from Damang. AIC for H1 2023 was US$1,398/ oz, 3% higher than H1 2022 (US$1,352/oz), as a result of lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower non-sustaining capital expenditure. All-in sustaining cost (AISC) for H1 2023 was US$1,215/oz (H1 2022: US$1,148/oz), a 6% increase YoY. Normalised earnings for the six months ended June 2023 decreased by 9% YoY to US$454m, or US$0.51 per share, compared to US$498m, or US$0.56 per share, for H1 2022. In line with our dividend policy of paying out between 30% - 45% of normalised profit as dividends, we have declared an interim dividend of 325 SA cents per share (35.1% of normalised earnings), which compared with the 2022 interim dividend of 300 SA cents per share. This represents a 8% increase YoY. Cash flow and balance sheet During H1 2023, Gold Fields generated adjusted free cash flow of US$140m (after taking into account all costs and project capex), which compares to US$293m in H1 2022. The mines generated Salient Features US$140m adjusted free cash flow* US$482m adjusted free cash flow from operations US$1,215 per ounce of all-in sustaining cost US$1,398 per ounce of all-in cost 1.154m ounces of attributable production US$454m normalised earnings * Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. JOHANNESBURG, 17 August 2023: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2023 of US$458m (US$0.51 per share). This compared with profit of US$510m (US$0.57 per share) for the six months ended 30 June 2022. An interim dividend of 325 SA cents per share (gross) is payable on 11 September 2023. adjusted free cash flow from operations of US$482m in H1 2023 compared to US$518m in H1 2022. While our balance sheet remains strong, with a net debt to EBITDA ratio of 0.42x at the end of June 2023, our net debt increased by US$324m during H1 2023 to US$1,028m. This increase was driven by the initial US$222m payment for the Windfall acquisition, US$34m in Windfall pre-construction capital and the US$215m dividend payments. Excluding lease liabilities, the core net debt was US$629m at the end of H1 2023.

In June, Gold Fields successfully refinanced its 2019 revolving credit facility (RCF), with a sustainability linked RCF. The facility has a principal loan amount US$1.2bn with the option to increase it by up to US$400m and a maturity of five years with an option to extend this through two one-year extensions. Loan repayment for the new facility is linked to the achievement of three of Gold Fields' key ESG priorities: gender diversity, decarbonisation and water stewardship. Regional performance Our Australian mines met their production plan for Q2 2023, though cost inflation in the region remained a significant headwind. The region produced 267koz at AIC of A$1,942/oz (US$1,299/oz) during Q2 2023, bringing production for H1 2023 to 509koz at AIC of A$1,879/oz (US$1,270/oz). The shortage of skilled staff continues to impact on the performance of our Australian mines, with turnover of some of the critical skills categories, such as mobile equipment operators, geologists and geotechnical engineers and supervisors, reaching annualised levels of 25% - 50% in H1 2023. This is also having an impact on mining costs, as salaries for these skills are continuing to escalate. The impact of unfavourable ground conditions reported in Q1 2023 as well as staff shortages continued to impact South Deep during Q2 2023. The mine produced 68koz at AIC of R891,619/kg (US$1,479/oz) in Q2 which resulted in H1 2022 production of 156koz at AIC of R811,816/kg (US$1,387/oz). Skill shortages in key categories, such as artisans and Long Hole Stope rig operators are impacting on both fleet availability and utilisation. Annualised turnover levels at South Deep in these categories were 29% - 40% in H1 2023. Our mines in Ghana produced 204koz (including 45% of Asanko) during Q2 2023 at AIC of US$1,227/oz. For H1 2023, Ghana produced 397koz at AIC of US$1,210/oz. Cerro Corona produced 60koz (gold equivalent) at AIC of US$1,162 per gold equivalent ounce during the June quarter, resulting in 135koz (gold equivalent) being produced in the first half at AIC of US$990 per gold equivalent ounce. Salares Norte progressing to revised plan Construction and pre-commissioning activities at Salares Norte continued in line with the revised plan. Total construction progress stood at 94.9% at the end of June 2023 compared to 85.5% at end December 2022. US$202m was spent on the project in H1 2023, including US$180m in capital expenditure and US$15m on exploration activities. Total tonnes moved during the first six months of 2023 were in line with plan at 16.0Mt (8.9Mt in Q1 2023 and 7.1Mt in Q2 2023), bringing total tonnes moved to date to 66.6Mt. All of the 7.1Mt mined during Q2 2023 were waste material due to an infill drilling campaign and, as such, the cumulative stockpiled ounces at the end of June remained unchanged from the end of Q1 2023 at 176koz (79koz stockpiled in Q4 2022 and 97koz stockpiled in Q1 2023). We are on track with our plan to have 490koz on stockpile by the end of December 2023. As guided in February 2023, first production is expected during Q4 2023, ramping up in 2024. The project capex remains on track to meet revised guidance of US$1,020m. Encouragingly, the Chinchilla Relocation Plan proposed by the Salares Norte team was approved by the Chilean environmental authority in June 2023. Preparations are being made to implement the plan, which has a term of 36 months, from September this year onwards. While the delayed relocation has not impacted construction or the project schedule, the team has advanced a study on the option to mine the Agua Amarga orebody from underground (as opposed to the original open pit plan). The pre-feasibility study will be completed during H2 2023, at which point the team will decide on the best way to progress the mining of the Agua Amarga orebody. Strategic initiatives (Pillar 1) Gold Fields made significant headway on our journey towards our aspirational culture by launching the “Gold Fields Way” in April. A key milestone on this journey was The Gold Fields Way Summit, which was held in London in June, the first of its kind for Gold Fields. This brought together 92 leaders from across the business to align on the key actions leaders need to own and implement to propel our culture journey. Asset Optimisation (AO) has been identified as a key strategic initiative to enable Gold Fields to maximise the potential of its current assets. This initiative will also be integrated into the Gold Fields Way as part of our priority of ‘working smarter together’. Key elements of the initiative include analysis to safely improve, operational efficiencies and performance, ore and metal recoveries, the efficient use of energy and optimal use of renewables, modernisation and deployment of appropriate technologies. Asset reviews will be staged over a two-year period starting with our key assets and the benefits from the programme are expected from 2024 onwards. We will update the market on specific value opportunities in H1 2024. ESG developments (Pillar 2) Scope 1 and 2 CO₂ emissions were 819kt for H1 2023 compared with 864kt during H1 2022, with the full impact of our recently commissioned renewable energy plants at the Gruyere and South Deep mines coming into play. These plants led to renewable energy in H1 2023 accounting for 16% of our total electricity consumption, an increase from 12% in H1 2022. In early August, Gold Fields released Annual Tailings Disclosure reports for its Tarkwa and Cerro Corona mines, detailing their level of conformance against the Global Industry Standard on Tailings Management (GISTM). The three tailings storage facilities (TSFs) at Tarkwa have a ‘Very High’ consequence classification, while the TSF at Cerro Corona has an ‘Extreme’ consequence classification. The disclosure reports show that all four of our priority TSFs partially conform to the GISTM. Gold Fields has successfully addressed all elements related to material dam safety and the environment, but has also identified areas for further improvement, particularly in community engagement and consultation and addressing human rights risks with respect to emergency response and preparedness. Improving the quality of our portfolio (Pillar 3) There were several positive developments during H1 2023 which will have a significant impact on the quality of our portfolio going forward. In March, we announced the proposed Tarkwa/Iduapriem JV in Ghana with AngloGold Ashanti, which once approved by the Government of Ghana, will result in a material increase in production and reduction in AISC. Negotiations with the Government of Ghana are advancing, and we are working with all stakeholders towards concluding the JV. In May, we announced our partnership with Osisko Mining to develop the Windfall Project in Canada. The teams have started working together to align our processes and systems. The projects Environmental Impact Assessment (EIA) was submitted in March and is expected to take 12 – 18 months to get approved, at which stage key construction activities will commence. CEO search process The process to appoint a permanent CEO is ongoing. The Board has held a first round of interviews with the shortlisted candidates with final interviews planned for September. Gold Fields will update the market when the Board has made its final decision and all contractual agreements have been made with the selected candidate. Intention of early retirement of Executive Director and CFO Paul Schmidt, Executive Director and Chief Financial Officer of Gold Fields, has advised the Board of Directors of his intention to proceed on early retirement. Paul has agreed to remain with the Company while the Board runs the recruitment process and until such time as a suitable successor has been identified and appointed. Paul joined Gold Fields in 1996, was appointed as Chief Financial Officer in 2008 and joined the Board as an Executive Director in 2009. We would like to thank Paul for his loyal service over the past 27 years and his valuable contribution in building Gold Fields into the successful business that it is today. The Company will keep Shareholders updated on progress with recruiting Paul’s successor. FY 2023 Guidance update Gold Fields remains on track to meet the original production and cost guidance provided in February 2023, both at guided and forecast exchange rates. Attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz – 2.30Moz (2022 comparable was 2.32Moz). AISC is expected to be between US$1,300/oz – US$1,340/oz, with AIC expected to be US$1,480/oz – Gold Fields H1 2023Results 2

US$1,520/oz. The exchange rates used for our 2023 guidance are: US$1/R17 and A$1/US$0.70. Given the operational performance in H1 2023, production guidance has been updated (positively or negatively) on an individual mine basis. High mining inflation continued to be a challenge and as such, the cost guidance has also been updated on an individual mine basis. However, the outlook for Gruyere and South Deep has changed slightly. Production from Gruyere for the full year is now expected to be 320koz – 350koz on a 100% basis (previous guidance: 340koz – 370koz) with costs likely to be at the upper end of the A$1,540/oz – A$1,660/oz guidance. At South Deep, we had previously indicated that the mine was on a ramp-up to steady-state run rate of approximately 380koz by the end of 2024. However, unstable ground conditions together with skills shortages have impacted production in H1 2023. While the ground conditions have now been rehabilitated, guidance for FY 2023 is now expected to be 10,000kg (321,500oz) at AIC of R808,000/kg (US$1,356/oz). This downgrade, together with the ongoing skills challenges means the steady-state production run rate of 380koz will now be achieved in the second half of 2025. The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on page 62. 2023 Effective mining inflation forecast Forecast Inflation as at July 2023 Australia 6.0 % South Africa 7.8 % Ghana (US based) 8.5 % Chile (US based) 5.7 % Peru (US based) 1.5 % Group weighted 6.5 % Martin Preece Interim Chief Executive Officer 17 August 2023 Gold Fields H1 2023Results 3

Gold Fields H1 Results 2023

Key statistics

Figures in millions unless otherwise stated		United States Dollars Quarter June 2023	March 2023	June 2022	Six months ended June 2023	June 2022
Gold produced*	oz (000)	**577**	577	621	**1,154**	1,201
Tonnes milled/treated	000	**10,766**	10,699	10,689	**21,465**	21,209
Revenue (excluding Asanko)	US$/oz	**1,955**	1,901	1,820	**1,927**	1,851
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**50**	51	48	**50**	47
AISC[#]	US$/oz	**1,279**	1,152	1,146	**1,215**	1,148
Total AIC[#]	US$/oz	**1,454**	1,343	1,382	**1,398**	1,352
Net debt	US$m	**1,028**	875	851	**1,028**	851
Net debt (excluding lease liabilities)	US$m	**629**	454	451	**629**	451
Net debt to EBITDA ratio		**0.42**	0.36	0.33	**0.42**	0.33
Adjusted free cash flow	US$m				**140.2**	292.7
Profit attributable to owners of the parent	US$m				**457.8**	509.7
Profit per share attributable to owners of the parent	US c.p.s.				**51**	57
Headline earnings attributable to owners of the parent	US$m				**457.7**	518.0
Headline earnings per share attributable to owners of the parent	US c.p.s.				**51**	58
Normalised profit attributable to owners of the parent	US$m				**454.2**	498.4
Normalised profit per share attributable to owners of the parent	US c.p.s.				**51**	56

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
[#] Refer to pages 42 – 45.
At 30 June 2023, all operations are wholly owned except for Gruyere JV (50%), South Deep in South Africa (96.43%), Damang and Tarkwa in Ghana (90%), Asanko JV in Ghana (45% equity share) and Cerro Corona in Peru (99.5%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		United States Dollars Quarter June 2023	March 2023	June 2022	Six months ended June 2023	June 2022
AIC for mining operations	US$/oz	**1,265**	1,142	1,210	**1,203**	1,204
Salares Norte	US$/oz	**165**	183	162	**174**	136
Total AIC for mining operations including Salares Norte	US$/oz	**1,430**	1,325	1,372	**1,377**	1,340
Corporate and other	US$/oz	**24**	18	10	**21**	12
Total AIC	US$/oz	**1,454**	1,343	1,382	**1,398**	1,352

Currencies and metal prices

Figures in millions unless otherwise stated	United States Dollars Quarter June 2023	March 2023	June 2022	Six months ended June 2023	June 2022
US$1 - ZAR	**18.66**	17.75	15.58	**18.21**	15.40
A$ - US$	**0.67**	0.68	0.71	**0.68**	0.72
Gold price (US$/oz)	**1,955**	1,901	1,820	**1,927**	1,851
Copper price (US$/tonne)	**8,478**	8,930	9,529	**8,704**	9,757

4

Gold Fields H1 Results 2023

Stock data for the six months ended 30 June 2023

Number of shares in issue		**NYSE – (GFI)**	
– at 30 June 2023	893,540,813	Range – Six months	US$9.05 – US$17.40
– average for the six months	893,093,236	Average volume – Six months	5,696,100 shares/day
Free float	100 per cent	**JSE LIMITED – (GFI)**	
ADR ratio	1:1	Range – Six months	ZAR163.82 – ZAR323.13
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Six months	3,719,828 shares/day

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the six months ended 30 June 2023, these measures constitute pro forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total AIC. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has not been reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

5

Gold Fields H1 Results | 2023

Six months ended 30 June 2023 (H1 2023) compared with the six months ended 30 June 2022 (H1 2022)

Results for the Group

Health and safety

Following the fatal incident of a contractor at our Tarkwa mine in March, we regret to report another fatal incident after an employee of a Gold Fields Ghana Foundation contractor succumbed to his injuries following a fall from heights incident. The contractor was working on the renovation and upgrade of the T&A Stadium in Tarkwa, a project funded by the Gold Fields Ghana Foundation. We extend our heartfelt sympathies and condolences to the family, loved ones and colleagues of the deceased. Three serious injuries were recorded for the six months ended 30 June 2023. The Total Recordable Injury Frequency Rate (TRIFR) for the Group was 2.08 in H1 2023 from 2.32 for H1 2022.

	Six months ended		
Safety	H1 23	H1 22	FY22
Fatalities	1	0	1
TRIFR[1]	2.08	2.36	2.04
Serious injuries[5]	3	3	5

[1] TRIFR = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

[5] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

Environmental

No level 3 – 5 environmental incidents were reported for the six months ended 30 June 2023, continuing the trend of preceding years.

Fresh water withdrawal was 5.3 gigalitres (GL) for the six months ended 30 June 2023, compared with 4.7 GL in H1 2022. Water recycled/reused was 71% of total water use for the six months ended 30 June 2023, compared with 75% in H1 2022, due to higher rainfall experienced at Cerro Corona. However the Group is on track to meet the annual target of 75% by the end of 2023.

Group energy spend was US$197m (18% of operating costs) for the six months ended 30 June 2023 compared with US$206m (21%) in H1 2022, reflecting lower fuel prices. For the six months ended 30 June 2023, energy savings of 603 terajoules (TJ) were achieved (9% of H1 energy consumption), compared with 482 TJ (6% of energy consumption) for H1 2022.

Scope 1 and 2 CO_2 emissions were 819kt for the six months ended 30 June 2023 compared with 864kt during H1 2022, with contributions from our new renewable energy plants at the Gruyere and South Deep mines. CO_2 emissions intensity decreased to 657kg CO_2e/oz from 674kg CO_2e/oz in H1 2022. These plants led to renewable energy in H1 2023 accounting for 16% of our total electricity consumption, an increase from 12% in H1 2022.

The Salares Norte Chinchilla Relocation Plan was approved by the authority in June 2023. Preparations are being made implement the plan, which has a term of 36 months. The relocation delay has not delayed construction of the project, which is on track for commissioning in Q4 2023.

Gold Fields published its fifth Climate Change Report for the 2022 financial year in line with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Gold Fields also includes the Sustainability Accounting Standards Board (SASB) key performance metrics in its non-financial data reporting and is studying the recently released International Financial Reporting Standards (IFRS) International Sustainability Standards Board (ISSB) standards for future implementation.

	Six months ended		
Environmental	H1 23	H1 22	FY22
Environmental incidents – Level 3 – 5	0	0	0
Fresh water withdrawal (GL)[1]	5.3	4.7	8.5
Water recycled/reused (% of total)	71	75	75
Energy consumption (PJ)[2]	7.0	7.0	14.1
Energy intensity (MJ/t mined)	78	70	71
CO_2 emissions (kt)[3]	820	864	1,715
CO_2 emissions intensity (kg CO_2 /t mined)	657	674	668

[1] Relates to operations only.

[2] Petajoules (1 PJ=1,000,000MJ).

[3] CO_2 emissions comprise scope 1 and 2 emissions4.

[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.

Social

Gold Fields continues to focus on maximising positive in-country and host community impact. The Group's value distribution to national economies was US$1.9bn for the six months ended 30 June 2023 compared with US$1.9bn for H1 2022, Gold Fields procurement from in-country suppliers was US$1.3bn for H1 2023 (97% of total procurement) compared with US$1.1bn for H1 2022 (97% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 8,878 people – 48% of the total workforce (excluding projects and corporate offices) for the six months ended 30 June 2023 compared with 9,342, 53% of the total workforce, for H1 2022. The 9% decrease in host community workforce employment is due to Western Australia's highly competitive labour market with historically low unemployment rates and major commodity prices in an upcycle and the One Mine Model implementation in Ghana and . Group host community procurement spend for the six months ended 30 June 2023 was US$426m (34% of total spend), compared with US$358m (30% of total) during H1 2022. Spending on socio-economic development projects in our host communities totalled US$5.8m for the six months ended 30 June 2023 compared with US$9.2m for H1 2022.

Our total workforce at the end of June 2023 was 22,554 (including projects and corporate offices), comprising 6,162 employees and 16,392 contractors, compared with a total workforce of 23,084 at year-end 2022. Women comprised 24% of Gold Fields' employees at the end of June 2023 compared with 23% at the end of 2022. Of the 24%, 55% work in core mining activities. Training spend was US$4.4m for the six months ended 30 June 2023 compared with US$3.9m in H1 2022.

Gold Fields published its fourth Report to Stakeholders for 2022 outlining key stakeholder developments, performances and issues faced by the Group and the regions.

	Six months ended		
Social	H1 23	H1 22	FY22
Host community procurement (% of total)	34	30	31
Host community workforce (% of total)	48	53	52
Socio-economic development spending (US$m)	5.8	9.2	21.2
Women in workforce (% of total)	24	23	23
Training spend (US$m)	4.4	3.9	8.9

6

H1 2023 operating performance Managed equivalent gold production (including 45% share of Asanko) decreased by 4% from 1,245,300oz for the six months ended 30 June 2022 to 1,197,200oz for the six months ended 30 June 2023. Attributable equivalent gold production, (including Asanko) decreased by 4% from 1,200,500oz for the six months ended 30 June 2022 to 1,154,200oz for the six months ended 30 June 2023. Gold production at the Australian (100% managed and attributable) operations decreased by 3% from 527,400oz for the six months ended 30 June 2022 to 509,300oz for the six months ended 30 June 2023 mainly due to lower gold produced at Granny Smith, St Ives and Agnew. At Gruyere gold production (50% basis) increased by 1% from 78,400oz for the six months ended 30 June 2022 to 79,300oz for the six months ended 30 June 2023 due to increased ore volumes processed. Gold sold increased by 1% from 79,600oz to 80,100oz. At Granny Smith, gold production decreased by 3% from 138,300oz for the six months ended 30 June 2022 to 134,100oz for the six months ended 30 June 2023 due to decreased grade of ore mined at the Z100, Z110 and Z120 mining areas and decreased grade of ore processed, partially offset by an increase in ore milled. Gold sold decreased by 3% from 138,300oz to 134,400oz. At St Ives, gold production decreased by 3% from 190,300oz for the six months ended 30 June 2022 to 184,200oz for the six months ended 30 June 2023 mainly due to lower yield from processing lower grade material. Gold sold decreased by 2% from 191,700oz to 187,100oz. At Agnew, gold production decreased by 7% from 120,500oz for the six months ended 30 June 2022 to 111,700oz for the six months ended 30 June 2023 due to a decrease in grade of ore mined and processed in line with the plan, partially offset by an increase in ore milled. The lower grade ore was mainly sourced from the Kath lode orebody at Waroonga and the Sheba ore body at New Holland. Gold sold decreased by 7% from 121,000oz to 112,800oz. At the South African region, managed gold production (100%) at South Deep decreased by 5% from 5,097kg (163,900oz) for the six months ended 30 June 2022 to 4,841kg (155,700oz) for the six months ended 30 June 2023 as a result of reduced stope availability following ground related incidents that limited access to planned mining areas, further aggravated by a shortage of skilled operators and artisans for long- hole stoping drill rigs. Attributable gold production (96.4%). Attributable gold production (96.4%) at South Deep decreased by 5% from 4,915kg (158,000oz) for the six months ended 30 June 2022 to 4,669kg (150,100oz) for the six months ended 30 June 2023. Managed gold sold decreased by 7% from 5,097kg (163,900oz) to 4,743kg (152,500oz). Managed gold production (100%) at the Ghana operations (including 45% of Asanko) decreased by 6% from 424,000oz for the six months ended 30 June 2022 to 396,900oz for the six months ended 30 June 2023. Attributable gold production (90%) at the Ghana operations, (including 45% of Asanko), decreased by 7% from 385,800oz for the six months ended 30 June 2022 to 360,200oz for the six months ended 30 June 2023 mainly due to planned decreased production at Damang and Asanko. At Damang, managed gold produced decreased as planned by 37% from 125,200oz for the six months ended 30 June 2022 to 79,300oz for the six months ended 30 June 2023 mainly due to lower yield as a result of low-grade material fed from the stockpile and the Huni pit and the completion of mining from the higher grade Damang Pit Cut Back (DPCB) in December 2022. Managed gold sold at Damang decreased by 36% from 125,200oz for the six months ended 30 June 2022 to 80,400oz for the six months ended 30 June 2023. Managed gold produced at Tarkwa increased by 12% from 257,300oz for the six months ended 30 June 2022 to 287,700oz for the six months ended 30 June 2023. The increased production was mainly due to higher yield as a result of mining and processing higher grade material. At Tarkwa, managed gold sold increased by 13% from 257,300oz for the six months ended 30 June 2022 to 290,300oz for the six months ended 30 June 2023. At Asanko, attributable gold produced decreased as planned by 28% from 41,600oz for the six months ended 30 June 2022 to 29,900oz for the six months ended 30 June 2023 due to lower grade ore processed from stockpiles in the current year as a result of the temporary cessation of mining activities in July 2022. Gold sold at Asanko decreased by 23% from 39,700oz (45%) to 30,600oz (45%). Managed equivalent gold production (100%) at Cerro Corona in Peru increased by 4% from 129,900oz for the six months ended 30 June 2022 to 135,300oz for the six months ended 30 June 2023. Attributable equivalent gold production (99.5%) at Cerro Corona increased by 4% from 129,300oz for the six months ended 30 June 2022 to 134,600oz for the six months ended 30 June 2023 mainly due to higher grades of ore processed and higher metallurgical recoveries of both gold and copper. Total managed gold equivalent production increased by 4% from 129,900oz for the six months ended 30 June 2022 to 135,300oz for the six months ended 30 June 2023. Gold equivalent ounces sold increased by 6% from 130,500oz to 138,300oz. Revenue The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 4% from US$1,851/eq oz for the six months ended 30 June 2022 to US$1,927/eq oz for the six months ended 30 June 2023. The average Australian Dollar gold price increased by 10% from A$2,600/oz to A$2,872/oz. The average Rand gold price increased by 21% from R926,383/kg to R1,118,515/kg. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 3% from US$1,881/oz for the six months ended 30 June 2022 to US$1,936/oz for the six months ended 30 June 2023. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 13% from US$1,668/eq oz for the six months ended 30 June 2022 to US$1,878/eq oz for the six months ended 30 June 2023. The average Australian/US Dollar exchange rate weakened by 6% from A$1.00 = US$0.72 to A$1.00 = US$0.68. The average US Dollar/Rand exchange rate weakened by 18% from R15.40 for the six months ended 30 June 2022 to R18.21 for the six months ended 30 June 2023. Gold equivalent ounces sold (excluding Asanko) decreased by 2% from 1.21Moz to 1.18Moz. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted. Revenue increased by 1% from US$2,235m for the six months ended 30 June 2022 to US$2,266m for the six months ended 30 June 2023 due to the4% higher gold price received partially offset by 2% lower gold sold. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 2% from US$923m for the six months ended 30 June 2022 to US$939m for the six months ended 30 June 2023 mainly due to inflationary cost pressures impacting all regions, partially offset by the weakening of the Australian Dollar and South African Rand. At the Australia region, cost of sales before amortisation and depreciation increased by 11% from A$569m (US$409m) for the six months ended 30 June 2022 to A$629m (US$425m) for the six months ended 30 June 2023. This increase is mainly due to inflationary pressures on commodity inputs, employee and contractor costs and structural increases in costs relating to higher support and paste fill costs at Granny Smith mine due to increased mining depth at the underground mine. In addition, higher open pit operational waste tonnes were mined at St Ives and Agnew. At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 20% from R2,558m (US$166m) for the six months ended 30 June 2022 to R3,075m (US$169m) for the six months ended 30 June 2023. This increase was mainly due to inflationary increases on consumables, contractors electricity and employee costs as well as higher maintenance cost on the mobile fleet. At the Ghana region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 1% from US$254m for the six months ended 30 June 2022 to US$257m for the six months ended 30 June 2023 mainly due to increased operational waste tonnes mined at Tarkwa, partially offset by decreased operational waste tonnes mined at Damang. Ongoing inflationary increases were partially offset by lower fuel costs. At the Americas region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 2% from US$93m for the six months ended 30 June 2022 to US$95m for the six months ended 30 June 2023, mainly due to the ongoing high inflation related to Gold Fields H1 2023Results 7

Gold Fields H1 Results 2023

commodities such as grinding media and energy, partially offset by lower tonnes mined and cost saving initiatives.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 12% from US$378m for the six months ended 30 June 2022 to US$424m for the six months ended 30 June 2023 mainly due to additional ounces mined at Tarkwa for the six months ended 30 June 2023.

Investment income

Investment income increased by 225% from US$4m for the six months ended 30 June 2022 to US$13m for the six months ended 30 June 2023 mainly due to higher cash balances.

Finance expense

Finance expense for the Group decreased by 13% from US$38m for the six months ended 30 June 2022 to US$33m for the six months ended 30 June 2023 due to lower borrowings and higher interest capitalised during the six months ended 30 June 2023. Interest expense on borrowings of US$40m, interest on lease liability of US$11m, rehabilitation interest of US$11m and silicosis unwinding interest of US$1m, partially offset by interest capitalised of US$30m for the six months ended 30 June 2023 compared with interest expense on borrowings of US$38m, interest on lease liability of US$11m and rehabilitation interest of US$6m, partially offset by interest capitalised of US$17m for the six months ended 30 June 2022.

Share of results of equity-accounted investees after taxation

The share of results of equity-accounted investees after taxation of a loss of US$5m for the six months ended 30 June 2022 compared to a gain of US$10m for the six months ended 30 June 2023. The gain of US$10m for the six month ended 30 June 2023 comprises share of equity-accounted earnings from Asanko of US$17m partially offset by share of equity-accounted losses from Windfall of US$5m, Lunnon US$1m and FSE of US$1m. The loss of US$5m for the six month ended 30 June 2022 comprises share of equity-accounted losses from Asanko of US$4m and Lunnon US$1m.

Gain on foreign exchange

The gain on foreign exchange decreased by 69% from US$16m for the six months ended 30 June 2022 to US$5m for the six months ended 30 June 2023 and related to the conversion of offshore cash holdings into their functional currencies.

Gain on financial instruments

The gain on financial instruments of US$23m for the six months ended 30 June 2022 compared with nil for the six months ended 30 June 2023 due to all contracts reaching their maturity.

	Six months ended	
	June 2023	June 2022
Australia oil hedge	—	9
Ghana oil hedge	—	14
Gain on financial instruments	—	23

Unrealised gain and prior year marked-to-market reversals on derivative contracts	—	8
Realised gain on derivative contracts	—	15
Gain on financial instruments	—	23

Share-based payments

Share-based payments for the Group increased by 25% from US$4m for the six months ended 30 June 2022 to US$5m for the six months ended 30 June 2023 mainly due to higher forecast vesting percentages of share-based payments.

Long-term incentive plan

The long-term incentive plan increased by 118% from US$11m for the six months ended 30 June 2022 to US$24m for the six months ended 30 June 2023 due to the current marked-to-market valuation of the plan reflecting forecast performance.

Other costs, net

Other costs for the Group increased by 91% from US$11m for the six months ended 30 June 2022 to US$21m for the six months ended 30 June 2023 and mainly related to higher offshore office costs in 2023 as well as facility cancellation fees on unused portion of loan facility due to loan facility renewal.

Exploration expense

Exploration expense increased by 15% from US$33m for the six months ended 30 June 2022 to US$38m for the six months ended 30 June 2023. The increase is due to higher spend in the Australian region.

Non-recurring items

Non-recurring expenses of decreased by 80% from US$10m for the six months ended 30 June 2022 to US$2m for the six months ended 30 June 2023.

The expense of US$2m for the six months ended 30 June 2023 mainly comprises restructuring costs at Tarkwa.

Non-recurring expenses of US$10m for the six months ended 30 June 2022 mainly includes:

- impairment of FSE of US$6m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; and
- write-off of redundant assets at Salares Norte and Cerro Corona of US$4m.

Royalties

Government royalties for the Group increased by 2% from US$59m for the six months ended 30 June 2022 to US$60m for the six months ended 30 June 2023 in line with the higher revenue.

Mining and income taxation

The taxation charge for the Group increased marginally from US$274m for the six months ended 30 June 2022 to US$275m for the six months ended 30 June 2023. Normal taxation increased by 13% from US$224m for the six months ended 30 June 2022 to US$253m for the six months ended 30 June 2023. The deferred tax charge decreased by 55% from US$49m for the six months ended 30 June 2022 to US$22m for the six months ended 30 June 2023.

Profit for the period

Profit for the period decreased by 11% from US$534m for the six months ended 30 June 2022 to US$475m for the six months ended 30 June 2023.

Net profit attributable to owners of the parent for the Group decreased by 10% from US$510m or US$0.57 per share for the six months ended 30 June 2022 to US$458m or US$0.51 per share for the six months ended 30 June 2023.

Headline earnings attributable to owners of the parent for the Group decreased by 12% from US$518m or US$0.58 per share for the six months ended 30 June 2022 to US$458m or US$0.51 per share for the six months ended 30 June 2023.

Normalised profit for the Group decreased by 9% from US$498m or US$0.56 per share for the six months ended 30 June 2022 to US$454m or US$0.51 per share for the six months ended 30 June 2023.

8

Gold Fields H1 Results 2023

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Six months ended	
US$'m	June 2023	June 2022
Profit for the period attributable to owners of the parent	**457.8**	509.7
Non-recurring items	**2.1**	9.8
Tax effect of non-recurring items	**(0.5)**	(1.4)
Non-controlling interest effect of non-recurring items	**(0.1)**	(0.1)
Gain on foreign exchange	**(4.6)**	(16.0)
Tax effect of gain on foreign exchange	**0.2**	5.8
Non-controlling interest effect of gain on foreign exchange	**(0.7)**	0.7
Gain on financial instruments	**—**	(23.4)
Tax effect of gain on financial instruments	**—**	7.5
Non-controlling interest effect of gain on financial instruments	**—**	0.9
South Deep deferred tax change	**—**	4.9
Normalised profit attributable to owners of the parent	**454.2**	498.4

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash flow from operating activities

Cash inflow from operating activities decreased by 16% from US$871m for the six months ended 30 June 2022 to US$735m for the six months ended 30 June 2023. The decrease was mainly due to a lower profit before royalties and taxation as well as an investment in working capital mainly due to inventory build up at Tarkwa of US$51m, St Ives of US$33m and Gruyere of US$7m as well as an increase in accounts receivable due to unsold gold at Granny Smith and a pre-payment at St Ives for an accommodation camp. This was partially offset by lower royalties and taxation payment for the six months ended 30 June 2023.

Dividends paid

Dividends paid increased by 33% from US$168m for the six months ended 30 June 2022 to US$223m for the six months ended 30 June 2023. The dividend paid of US$223m for the six months ended 30 June 2023 comprised dividends paid to owners of the parent of US$215m (declared and paid 445 SA cents) related to the 2022 final dividend and dividends paid to non-controlling interest holders of US$8m. The dividend paid of US$168m (declared and paid 260 SA cents) for the six months ended 30 June 2022 comprised dividends paid to owners of the parent of US$153m related to the 2021 final dividend and dividends paid to non-controlling interest holders of US$15m.

Cash flow from investing activities

Cash outflow from investing activities increased by 40% from US$552m for the six months ended 30 June 2022 to US$773m for the six months ended 30 June 2023.

Capital expenditure

Capital expenditure decreased by 7% from US$545m for the six months ended 30 June 2022 to US$508m for the six months ended 30 June 2023. The capital expenditure of US$508m for the six months ended 30 June 2023 comprised of sustaining capital expenditure of US$340m and non-sustaining capital expenditure of US$168m. The capital expenditure of US$545m for the six months ended 30 June 2022 comprised of sustaining capital expenditure of US$340m and non-sustaining capital expenditure of US$205m.

Sustaining capital expenditure, (excluding Asanko), remained flat at US$340m.

Non-sustaining capital expenditure (excluding Asanko), decreased by 18% from US$205m for the six months ended 30 June 2022 to US$168m for the six months ended 30 June 2023. This movement is mainly attributable to a reduction in the project capital incurred while constructing Salares Norte as well as no growth capital expenditure at South Deep and Damang for the six months ended 30 June 2023. Growth expenditure of US$168m for the six months ended 30 June 2023 comprised US$123m at Salares Norte, US$37m at the Australian operations and US$8m at Cerro Corona. Growth expenditure of US$205m for the six months ended 30 June 2022 comprised US$145m at Salares Norte, US$40m at the Australian operations, US$11m at South Deep, US$5m at Damang and US$4m at Cerro Corona.

At the Australia region, capital expenditure decreased by 6% from A$231m (US$166m) for the six months ended 30 June 2022 to A$216m (US$146m) for the six months ended 30 June 2023.

At Gruyere, capital expenditure (50% basis) increased by 21% from A$22m (US$16m) for the six months ended 30 June 2022 to A$27m (US$18m) for the six months ended 30 June 2023 with the increase relating to the construction of a third pebble crusher to maintain plant throughput.

At Granny Smith, capital expenditure increased by 8% from A$58m (US$41m) for the six months ended 30 June 2022 to A$63m (US$42m) for the six months ended 30 June 2023 with the increase mainly due to expenditure on the underground workshop facility and mobile equipment purchases.

At St Ives, capital expenditure decreased by 13% from A$83m (US$59m) to A$72m (US$49m) reflecting the Neptune stage 7 pre-strip activities included in capital expenditure for the six months ended 30 June 2022.

At Agnew, capital expenditure decreased by 20% from A$69m (US$49m) to A$55m (US$37m) mainly due to the mill crushing circuit replacement project and the expansion of the accommodation village included in the capital expenditure for the six months ended 30 June 2022.

At the South Africa region at South Deep, capital expenditure decreased by 33% from R978m (US$64m) for the six months ended 30 June 2022 to R659m (US$36m) for the six months ended 30 June 2023 mainly due to decreased spending on the solar plant which is now completed as well as lower spend on the Doornpoort tailings storage facility.

At the Ghana region, (excluding Asanko), capital expenditure decreased by 18% from US$153m for the six months ended 30 June 2022 to US$126m for the six months ended 30 June 2023. Capital expenditure at Damang decreased by 89% from US$33m to US$4m due to no capital waste stripping expenditure for the six months ended 30 June 2023. At Tarkwa, capital expenditure increased by 1% from US$120m to US$122m with expenditure mainly relating to capital waste mining.

Capital expenditure at Asanko (on a 100% basis) increased by 173% from US$6m for the six months ended 30 June 2022 to US$16m for the six months ended 30 June 2023 and related mainly to the TSF stage 7 construction. The Asanko capital expenditure is not included in the Group capital expenditure.

In the Americas region, capital expenditure increased by 23% from US$162m for the six months ended 30 June 2022 to US$200m for the six months ended 30 June 2023.

At Salares Norte, total capital expenditure increased by 24% to US$180m for the six months ended 30 June 2023 from US$145m for the six months ended 30 June 2022. Sustaining capital expenditure increased by 100% to US$56m for the six months ended 30 June 2023 (six months ended 30 June 2022 nil) mainly due to the mining moving from pre-strip to normal capital waste mining. Non-sustaining capital expenditure decreased by 15% to US$123m for the six months ended 30 June 2023 from US$145m for the six months ended 30 June 2022. The non-sustaining capital consists mainly of the project construction capital and also included the pre-strip activities during H1 2022. As Salares Norte is still under construction, all project and operational expenditure is capitalised at present.

At Cerro Corona, capital expenditure increased by 23% from US$16m for the six months ended 30 June 2022 to US$20m for the six months ended 30 June 2023, with the increase mainly due to infrastructure relocation located at the north side of the pit.

9

Gold Fields H1 Results 2023

Windfall capital contribution

Gold Fields contributed US$34m (C$45m) to the Windfall joint venture in terms of its obligation under the JV agreement.

Proceeds on disposal of property, plant and equipment

Proceeds on disposal of property, plant and equipment of US$1m for the six months ended 30 June 2023 compared with US$nil for the six months ended 30 June 2022.

Purchase of investments

Purchase of investments increased by 117% from US$6m for the six months ended 30 June 2022 to US$13m for the six months ended 30 June 2023. The purchase of US$13m for the six months ended 30 June 2023 comprised purchases of bonds for the insurance captive of US$12m as well as a purchase of Hamelin Gold shares of US$1m. The purchase of investments of US$6m for the six months ended 30 June 2022 related to a purchase of 6.6m shares in Chakana.

Purchase of equity-accounted investee

Gold Fields entered into a partnership agreement with Osisko Mining Inc. to develop and mine the world class underground Windfall Project in Québec, Canada. Under the agreement, Gold Fields was required to contribute US$222m (C$300m) for its 50% stake in the joint venture. This payment was made in May 2023.

Environmental payments

Environmental payments decreased by 81% from US$26m for the six months ended 30 June 2022 to US$5m for the six months ended 30 June 2023. The contributions of US$5m for the six months to 30 June 2023 comprise US$4m by the Ghanaian region and US$1m by South Deep in South Africa. In addition, US$20m was set aside for rehabilitation purposes in Australia and Peru. If added to the contributions to rehabilitation funds, the total environmental funds set aside for the six months ended 30 June 2023 were US$25m. The contributions of US$26m for the six months to 30 June 2022 comprise US$16m by the Australia region, US$5m by Cerro Corona in Peru, US$4m by the Ghanaian region and US$1m by South Deep in South Africa.

Cash flow from financing activities

Net cash inflow from financing activities increased by 130% from US$69m for the six months ended 30 June 2022 to US$159m for the six months ended 30 June 2023. The cash inflow for the six months ended 30 June 2023 related to the draw-down of US$469m on offshore loans, partially offset by loan repayments of US$274m and payment of principal lease liabilities of US$36m. The cash inflow for the six months ended 30 June 2022 related to the draw-down of US$207m on offshore loans, partially offset by loan repayments of US$105m and payment of principal lease liabilities of US$33m.

Net cash (utilised)/generated

The net cash outflow for the Group of US$102m for the six months ended 30 June 2023 compared with an inflow of US$220m for the six months ended 30 June 2022. After accounting for a negative translation adjustment of US$17m on non-US Dollar cash balances, the cash outflow for the six months ended 30 June 2023 was US$119m. The cash balance at 30 June 2023 of US$651m compared with US$724m at 30 June 2022.

Adjusted free cash flow

Adjusted free cash flow decreased by 52% from US$293m for the six months ended 30 June 2022 to US$140m for the six months ended 30 June 2023 due to lower cash flows from operating activities, higher investment in working capital, higher dividends and Windfall capital contributions, partially offset by lower capital expenditure.

The US$140m adjusted free cash flow for the six months ended 30 June 2023 comprised: US$482m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$202m spend at Salares Norte (comprising US$180m in capex, US$15m in exploration and a US$7m investment in working capital and other, less US$33m of net non-mine interest paid, US$54m on non-mine based costs mainly due to working capital movements, capital contributions to Windfall joint venture of US$34m and voluntary contributions to cash for environmental purposes in Australia and Peru of US$19m.

The US$293m adjusted free cash flow for the six months ended 30 June 2022 comprised: US$518m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$172m spend at Salares Norte (comprising US$145m in capex, US$15m in exploration, a US$6m investment in working capital and other costs of US$8m, partially offset by a credit of US$2m from the realised portion of the FX hedge) less US$32m of net non-mine interest paid as well as US$21m on non-mine based costs mainly due to working capital movements.

Adjusted free cash flow is calculated as follows:

	Six months ended	
US$'m	June 2023	June 2022
Cash flows from operating activities	**735.2**	871.0
Capital expenditure – additions	**(507.5)**	(545.0)
Capital expenditure – working capital	**4.7**	25.2
Capital expenditure – Windfall capital contribution	**(33.6)**	-
Proceeds on disposal of property, plant and equipment	**1.1**	0.2
Environmental trust funds contributions	**(5.0)**	(25.6)
Contributions to secured cash deposit for future rehabilitation purposes in Australia and Peru	**(19.2)**	-
Payment of lease liability	**(35.5)**	(33.1)
Adjusted free cash flow	**140.2**	**292.7**

Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

Statement of financial position

Net debt increased by 46% from US$704m at 31 December 2022 to US$1,028m at 30 June 2023.

Net debt excluding lease liabilities increased by 103% from US$310m at 31 December 2022 to US$629m at 30 June 2023.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.42 at 30 June 2023 compared with 0.33 at 30 June 2022. The net debt/adjusted EBITDA ratio of 0.42 at 30 June 2023 is based on net debt of US$1,028m and adjusted EBITDA of US$2,424m.

The net debt/adjusted EBITDA ratio of 0.33 at 30 June 2022 is based on net debt of US$851m and adjusted EBITDA of US$2,590m.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2023 and 30 June 2022 and is determined as follows in US$ million:

US$'m	June 2023
Revenue	**4,318**
Cost of sales before amortisation and depreciation	**(1,780)**
Exploration and project costs	**(86)**
Other costs*	**(28)**
	2,424

*Other costs include other non-mine based costs.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

US$'m	June 2022
Revenue	4,447
Cost of sales before amortisation and depreciation	(1,753)
Exploration and project costs	(60)
Other costs*	(44)
	2,590

*Other costs include other non-mine based costs and hedge losses.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

10

All-in sustaining and total AIC The Group AISC increased by 6% from US$1,148/oz for the six months ended 30 June 2022 to US$1,215/oz for the six months ended 30 June 2023 mainly due to lower gold sold and higher cost of sales before amortisations and depreciation, partially offset by the 6% weakening of the Australian Dollar against the US Dollar and the 18% weakening of the South African Rand against the US Dollar. Normalising for the exchange rates by using the same exchange rates as in the first six months of 2022, the AISC would be US$1,284/oz for the six months ended 30 June 2023. This represents a 12% increase in AISC compared with the six months ended 30 June 2022. Total AIC increased by 3% from US$1,352/oz for the six months ended 30 June 2022 to US$1,398/oz for the six months ended 30 June 2023 mainly due to lower gold sold and higher cost of sales before amortisations and depreciation, partially offset by lower non- sustaining capital expenditure, the 6% weakening of the Australian Dollar against the US Dollar and the 18% weakening of the South African Rand against the US Dollar. The lower non-sustaining capital expenditure was mainly at Salares Norte which decreased by 15% from US$145m for the six months ended 30 June 2022 to US$123m for the six months ended 30 June 2023 in line with the project progress. Total capital expenditure at Salares Norte including both sustaining and non-sustaining capital expenditure increased by 24% from US$145m for the six months ended 30 June 2022 to US$180m for the six months ended 30 June 2023. Normalising for the exchange rate differences, the total AIC would be US$1,469/oz for the six months ended 30 June 2023, a 9% increase when compared with the six months ended 30 June 2022. Gold Fields H1 2023Results 11

Gold Fields H1 Results 2023

Review of Operations

Six months ended 30 June 2023 compared with six months ended 30 June 2022

Figures may not add as they are rounded independently.

Australia region

		June 2023	June 2022	% Variance
Gold production	000'oz	**509.3**	527.4	(3)%
AISC	A$/oz	**1,729**	1,554	11 %
	US$/oz	**1,169**	1,117	5 %
AIC	A$/oz	**1,879**	1,685	12 %
	US$/oz	**1,270**	1,211	5 %
Adjusted free cash flow*	A$m	**293.1**	326.6	(10)%
	US$m	**198.1**	234.8	(16)%

*Includes Australia consolidated tax paid and working capital movements of A$112.9m (US$75.9m) in H1 2023 and A$209.1m (US$150.2m) in H1 2022, respectively.

Gold production decreased by 3% to 509koz for the six months ended 30 June 2023 from 527koz for the six months ended 30 June 2022 with lower production from Granny Smith, St Ives and Agnew for H1 2023 when compared to the comparative period in H1 2022.

AIC increased by 12% to A$1,879/oz (US$1,270/oz) for the six months ended 30 June 2023 from A$1,685/oz (US$1,211/oz) for the six months ended 30 June 2022 mainly due to inflationary pressures.

The region produced adjusted free cash flow of A$293m (US$198m) for the six months ended 30 June 2023 compared with A$327m (US$235m) for the six months ended 30 June 2022.

Gruyere

		June 2023	June 2022	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**4,180**	5,309	(21)%
Waste (capital)	000 tonnes	**8,068**	10,498	(23)%
Waste (operational)	000 tonnes	**3,354**	3,799	(12)%
Total waste mined	000 tonnes	**11,422**	14,297	(20)%
Total tonnes mined	000 tonnes	**15,602**	19,606	(20)%
Grade mined	g/t	**1.21**	1.14	6 %
Gold mined	000'oz	**163.1**	193.9	(16)%
Strip ratio	waste/ ore	**2.7**	2.7	— %
Tonnes milled	000 tonnes	**4,791**	4,554	5 %
Yield	g/t	**1.03**	1.07	(4)%
Gold produced	000'oz	**158.7**	156.8	1 %
Gold sold	000'oz	**160.1**	159.2	1 %
AISC	A$/oz	**1,616**	1,345	20 %
	US$/oz	**1,092**	967	13 %
AIC	A$/oz	**1,648**	1,348	22 %
	US$/oz	**1,114**	969	15 %
Sustaining capital expenditure – 50% basis	A$m	**26.7**	22.1	21 %
	US$m	**18.0**	15.9	13 %
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure – 50% basis	A$m	**26.7**	22.1	21 %
	US$m	**18.0**	15.9	13 %
Adjusted pre-tax free cash flow	A$m	**89.3**	86.7	3 %
	US$m	**60.4**	62.3	(3)%

Gold production increased by 1% to 158,700oz for the six months ended 30 June 2023 from 156,800oz for the six months ended 30 June 2022 due to increased ore processed.

Total tonnes mined were down 20% to 15.60Mt for the six months ended 30 June 2023 from 19.61Mt for the six months ended 30 June 2022 with lower reliability and utilisation of the production drills, lower availability of blasting resources and a significant rain event negatively impacting ore and waste mining. The lower ore tonnes mined resulted in a draw-down of low-grade stockpiles to supplement the mill feed. A recovery plan will be implemented in H2 2023 which includes the deployment of new drill rigs and additional mining fleet to claw back some of the deficit in tonnes mined during H1 2023.

Ore tonnes mined decreased by 21% to 4.18Mt for the six months ended 30 June 2023 from 5.31Mt for the six months ended 30 June 2022 and operational waste tonnes mined decreased by 12% to 3.35Mt for the six months ended 30 June 2023 from 3.80Mt for the six months ended 30 June 2022 for the reasons detailed above as well as by decreased activity in stage 2 of the Gruyere pit.

Capital waste tonnes mined decreased by 23% to 8.07Mt for the six months ended 30 June 2023 from 10.50Mt for the six months ended 30 June 2022 for the reasons detailed above as well as the completion of pre-stripping stage 3 of the Gruyere pit during 2022.

As a result of the 21% decrease in ore mined partially offset by a 6% increase in grade mined to 1.21 g/t for the six months ended 30 June 2023 from 1.14 g/t for the six months ended 30 June 2022, gold mined decreased by 16% to 163,100oz for the six months ended 30 June 2023 from 193,900oz for the six months ended 30 June 2022.

12

Gold Fields H1 Results 2023

Ore processed from ex-pit was 4.2 Mt at 1.21 g/t and ore processed from stockpiles was 0.6 Mt at 0.86 g/t for the six months ending June 2023. This is compared to ore processed from ex-pit of 4.6 Mt at 1.20 g/t and no stockpile ore during the six month period ending 30 June 2022.

AIC increased by 21% to A$1,648/oz (US$1,114/oz) for the six months ended 30 June 2023 from A$1,348/oz (US$969/oz) for the six months ended 30 June 2022 due to increased capital expenditure and higher cost of sales before amortisation and depreciation.

Cost of sales before amortisation and depreciation (on a 50% basis) increased by 21% to A$86m (US$58m) for the six months ended 30 June 2023 from A$71m (US$51m) for the six months ended 30 June 2022 due to a 4% increase in cost of sales before gold inventory change and amortisation and depreciation (on a 50% basis)for the six months ended 30 June 2023as well as a gold inventory charge to cost (on a 50% basis) of A$4m (US$3m) for the six months ended 30 June 2023 compared to a gold inventory credit to cost of A$9m (US$6m) for the six months ended 30 June 2022.

Cost of sales before gold inventory change and amortisation and depreciation (on a 50% basis) increased by 4% to A$82m (US$56m) for the six months ended 30 June 2023 from A$79m (US$57m) for the six months ended 30 June 2022 mainly due inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs, partially offset by lower operational tonnes mined.

Gold inventory charge to cost (on a 50% basis) of A$4m (US$3m) for the six months ended 30 June 2023 compared to a gold inventory credit to cost of A$9m (US$6m) for the six months ended 30 June 2022 with ore tonnes mined lower than tonnes processed with the mill supplemented with a subsequent draw down of stockpiles for the six months ended 30 June 2023 compared to higher ore tonnes mined than tonnes processed for the six months ended 30 June 2022.

Capital expenditure (on a 50% basis) increased by 21% to A$27m (US$18m) for the six months ended 30 June 2023 from A$22m (US$16m) for the six months ended 30 June 2022, with A$7m (US$5m) spent on a third pebble crusher to maintain plant throughput as Gruyere depletes its stocks of oxide ore.

Gruyere generated adjusted pre-tax free cash flow (on a 50% basis) of A$89m (US$60m) for the six months ended 30 June 2023 compared with A$87m (US$62m) for the six months ended 30 June 2022.

Guidance 2023

The impact of reduced mining volumes in the first six months of the year combined with higher production costs as a result of inflationary increases, partially offset by a lower capital expenditure forecast have made it necessary to update the original guidance of Gruyere to the following:

- Gold produced ~ 160,000oz – 175,000 (50%), (original guidance 170,000oz – 185,000oz (50%));
- AISC ~ A$1,695/oz (US$1,136/oz), (original guidance A$1,665/oz (US$1,170/oz); and
- Total AIC ~ A$1,710/oz (US$1,146/oz), original guidance A$1,685/oz (US$1,180/oz).

Granny Smith

		June 2023	June 2022	% Variance
Underground ore mined	000 tonnes	**858**	**804**	7 %
Underground waste mined	000 tonnes	**197**	**349**	(44)%
Total tonnes mined	000 tonnes	**1,055**	**1,153**	(8)%
Grade mined – underground	g/t	**5.17**	**5.85**	(12)%
Gold mined	000'oz	**142.7**	**151.1**	(6)%
Tonnes milled	000 tonnes	**860**	**777**	11 %
Yield	g/t	**4.85**	**5.54**	(12)%
Gold produced	000'oz	**134.1**	**138.3**	(3)%
Gold sold	000'oz	**134.4**	**138.3**	(3)%
AISC	A$/oz	**1,719**	**1,456**	18 %
	US$/oz	**1,161**	**1,047**	11 %
AIC	A$/oz	**1,913**	**1,663**	15 %
	US$/oz	**1,293**	**1,196**	8 %
Sustaining capital expenditure	A$m	**39.1**	**33.5**	17 %
	US$m	**26.4**	**24.0**	10 %
Non-sustaining capital expenditure	A$m	**23.4**	**24.2**	(3)%
	US$m	**15.8**	**17.4**	(9)%
Total capital expenditure	A$m	**62.5**	**57.7**	8 %
	US$m	**42.2**	**41.4**	2 %
Adjusted pre-tax free cash flow	A$m	**96.6**	**141.9**	(32)%
	US$m	**65.3**	**102.0**	(36)%

Gold production decreased by 3% to 134,100oz for the six months ended 30 June 2023 from 138,300oz for the six months ended 30 June 2022 mainly due to lower grade of ore mined and processed.

Underground waste mined decreased by 44% to 197,000t for the six months ended 30 June 2023 from 349,000t for the six months ended 30 June 2022 with 1,455 metres advanced in development of the second decline for the six months ended 30 June 2022. The second decline was completed by the end of 2022 with no metres developed relating to this project in 2023.

Grade mined decreased by 12% to 5.17 g/t for the six months ended 30 June 2023 from 5.85 g/t for the six months ended 30 June 2022 due to lower grades mined from the Z100, Z110 and Z120 areas in line with the mining sequence. The decrease in grade was partially offset by a 7% increase in ore mined from 804,000t for the six months ended 30 June 2022 to 858,000t for the six months ended 30 June 2023 resulting in gold mined decreasing by 6% to 142,700oz for the six months ended 30 June 2023 from 151,100oz for the six months ended 30 June 2022.

Tonnes milled increased by 11% to 860,000t for the six months ended 30 June 2023 from 777,000t for the six months ended 30 June 2022 on the back of increased ore availability.

Yield decreased as planned by 12% to 4.85 g/t for the six months ended 30 June 2023 from 5.54 g/t for the six months ended 30 June 2022 due to lower grade of ore mined and processed.

AIC increased by 15% to A$1,913/oz (US$1,293/oz) for the six months ended 30 June 2023 from A$1,663/oz (US$1,196/oz) for the six months ended 30 June 2022 due to higher cost of sales before amortisation and depreciation, higher capital expenditure and lower gold sold.

Cost of sales before amortisation and depreciation increased by 12% to A$166m (US$112m) for the six months ended 30 June 2023 from A$147m (US$106m) for the six months ended 30 June 2022 mainly due to a 11% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023.

13

Gold Fields H1 Results 2023

Cost of sales before gold inventory change and amortisation and depreciation increased by 11% to A$166m (US$113m) for the six months ended 30 June 2023 from A$150m (US$108m) for the six months ended 30 June 2022 mainly due to inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher cost of sales before gold inventory change and amortisation and depreciation combined with structural increases in costs related to additional support and paste fill due to increase in depth at the Wallaby underground mine.

Gold inventory credit to cost of A$1m (US$0m) for the six months ended 30 June 2023 compared to a gold inventory credit to cost of A$4m (US$3m) for the six months ended 30 June 2022.

Capital expenditure increased by 8% to A$63m (US$42m) for the six months ended 30 June 2023 from A$58m (US$41m) for the six months ended 30 June 2022.

Sustaining capital expenditure increased by 17% to A$39m (US$26m) for the six months ended 30 June 2023 from A$34m (US$24m) for the six months ended 30 June 2022 due to expenditure on the underground workshop facility and mobile equipment purchases.

Non-sustaining capital expenditure decreased by 3% to A$23m (US$16m) for the six months ended 30 June 2023 from A$24m (US$17m) for the six months ended 30 June 2022.

Granny Smith generated adjusted pre-tax free cash flow of A$97m (US$65m) for the six months ended 30 June 2023 compared with A$142m (US$102m) for the six months ended 30 June 2022. The reduction in pre-tax free cash flow for the six months ended 30 June 2023 is due to an unfavourable working capital movement of A$41m (US$28m) which was predominantly caused by a cash inflow of A$16m (US$11m) in 2022 related to the final gold sale of 2021, combined with a receivable of A$12m (US$8m) in 2023 related to the final gold sale in June 2023. Cost of sales before amortisation and depreciation as well as capital expenditure were also higher for the six months ended 30 June 2023 as mentioned above.

Guidance 2023

The impact of higher production costs as a result of inflationary increases has made it necessary to update the original guidance of Granny Smith to the following:

- Gold produced ~ 272,000oz (unchanged);
- AISC ~ A$1,630/oz (US$1,145/oz) (unchanged); and
- Total AIC ~ A$1,820/oz (US$1,219/oz), original guidance A$1,760/oz (US$1,235/oz).

St Ives

		June 2023	June 2022	% Variance
Underground				
Ore mined	000 tonnes	**879**	801	10 %
Waste mined	000 tonnes	**319**	420	(24)%
Total tonnes mined	000 tonnes	**1,198**	1,221	(2)%
Grade mined	g/t	**4.92**	5.04	(2)%
Gold mined	000'oz	**139.0**	130.0	7 %
Surface				
Ore mined	000 tonnes	**1,244**	201	519 %
Surface waste (capital)	000 tonnes	**1,490**	7,084	(79)%
Surface waste (operational)	000 tonnes	**730**	—	— %
Total waste mined	000 tonnes	**2,220**	7,084	(69)%
Total tonnes mined	000 tonnes	**3,464**	7,285	(52)%
Grade mined	g/t	**1.66**	1.08	54 %
Gold mined	000'oz	**66.3**	7.0	847 %
Strip ratio	waste/ ore	**1.8**	35.2	(95)%
Total (underground and surface)				
Total ore mined	000 tonnes	**2,123**	1,002	112 %
Total grade mined	g/t	**3.01**	4.25	(29)%
Total tonnes mined	000 tonnes	**4,662**	8,506	(45)%
Total gold mined	000'oz	**205.3**	137.0	50 %
Tonnes milled	000 tonnes	**2,059**	2,041	1 %
Yield – underground	g/t	**4.62**	5.05	(9)%
– surface	g/t	**1.48**	1.11	33 %
– combined	g/t	**2.78**	2.90	(4)%
Gold produced	000'oz	**184.2**	190.3	(3)%
Gold sold	000'oz	**187.1**	191.7	(2)%
AISC	A$/oz	**1,723**	1,649	4 %
	US$/oz	**1,165**	1,185	(2)%
AIC	A$/oz	**1,858**	1,715	8 %
	US$/oz	**1,256**	1,233	2 %
Sustaining capital expenditure	A$m	**58.3**	76.9	(24)%
	US$m	**39.4**	55.3	(29)%
Non-sustaining capital expenditure	A$m	**13.4**	5.6	139 %
	US$m	**9.1**	4.0	128 %
Total capital expenditure	A$m	**71.7**	82.5	(13)%
	US$m	**48.5**	59.3	(18)%
Adjusted pre-tax free cash flow	A$m	**133.3**	221.0	(40)%
	US$m	**90.1**	158.9	(43)%

Gold production decreased by 3% to 184,200oz for the six months ended 30 June 2023 from 190,300oz for the six months ended 30 June 2022 mainly due to lower combined yield and 6,500 ounces drawn down from gold in circuit during January 2022.

14

At the underground operations, ore mined increased by 10% to 879kt for the six months ended 30 June 2023 from 801kt for the six months ended 30 June 2022 with access at the Invincible mine to high volume extension vein stopes, which also resulted in a decrease in waste mined by 24% to 319kt for the six months ended 30 June 2023 from 420kt for the six months ended 30 June 2022. Gold mined from the underground operations increased by 7% to 139,000oz for the six months ended 30 June 2023 from 130,000oz for the six months ended 30 June 2022, as a result of the increase in ore mined, partially eroded by a 2% decrease in grade mined. For the six months ended 30 June 2023 capital waste of 1,490kt and operational waste of 730kt were mined from the open pits, compared with 7,084kt of capital waste for the six months ended 30 June 2022, with the first half of 2022 concentrated almost exclusively on pre-strip. Ore mined of 1,244kt at an average grade of 1.66 g/t for 66,300oz for the six months ended 30 June 2023 compared with 201kt of ore mined at an average grade of 1.08 for 7,000oz for the six months ended 30 June 2022. The total open pit tonnes mined decreased by 52% to 3,464kt for the six months ended 30 June 2023 from 7,285kt for the six months ended 30 June 2022, reflecting tighter mining conditions at the bottom of stage 7 of the Neptune pit and the use of available idle open pit fleet to assist with progressive rehabilitation during the first half of 2023. AIC increased by 8% to A$1,858/oz (US$1,256/oz) for the six months ended 30 June 2023 from A$1,715/oz (US$1,233/oz) for the six months ended 30 June 2022 due to higher cost of sales before amortisation and depreciation and lower gold sold, partially off set by lower capital expenditure. Cost of sales before amortisation and depreciation increased by 7% to A$234m (US$158m) for the six months ended 30 June 2023 from A$218m (US$157m) for the six months ended 30 June 2022 due to a 31% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023, partially offset by a lower gold inventory charge to cost of A$1m (US$1m) for the six months ended 30 June 2023 compared toA$40m (US$29m) for the six months ended 30 June 2022. Cost of sales before gold inventory change and amortisation and depreciation increased by 31% to A$233m (US$158m) for the six months ended 30 June 2023 from A$178m (US$128m) for the six months ended 30 June 2022 mainly due to 112% increase in total ore mined, higher operational waste tonnes mined at the Neptune open pit as well as higher development metres and structural increases in costs related to support and paste fill. Ongoing inflationary increases mainly impacting contractor costs, explosives, grinding media and employee costs also impacted on costs. Gold inventory charge to cost decreased to A$1m (US$1m) for the six months ended 30 June 2023 from A$40m (US$29m) for the six months ended 30 June 2022 due to a lower draw-down of stockpiles on the increased ore tonnes mined in the six months ended 30 June 2023. Total capital expenditure decreased by 13% to A$72m (US$49m) for the six months ended 30 June 2023 from A$83m (US$59m) for the six months ended 30 June 2022. Sustaining capital expenditure decreased by 24% to A$58m (US$39m) for the six months ended 30 June 2023 from A$77m (US$55m) for the six months ended 30 June 2022 reflecting pre-strip activities at Neptune stage 7 pit for the six months ended 30 June 2022. Non-sustaining capital expenditure increased by 139% to A$13m (US$9m) for the six months ended 30 June 2023 from A$6m (US$4m) for the six months ended 30 June 2022. A$11m (US$7m) related to greater expenditure on the development of the Invincible Deeps underground mine in H1 2023. St Ives generated adjusted pre-tax free cash flow of A$133m (US$90m) for the six months ended 30 June 2023 compared with A$221m (US$159m) for the six months ended 30 June 2022. The reduction in pre-tax free cash flow for the six months ended 30 June 2023 is mainly due to a A$56m (US$37m) increase in production cost due primarily to mining volumes and inflation in Western Australia combined with a cash inflow of A$24m (US$17m) in 2022 related to the final gold sale of 2021. Guidance 2023 The production guidance has been updated positively mainly due to an increase in forecast plant throughput. The impact of higher production costs, as a result of inflationary increases combined with a draw down of higher cost stockpiles as a result of lower open pit ounces mined has made it necessary to update the original guidance of St Ives to the following: • Gold produced ~ 385,000oz (original guidance 380,000oz); • AIC ~ A$1,695/oz (US$1,136/oz), original guidance A$1,620/oz (US$1,135/oz); and • Total all-in cost ~ A$1,825/oz (US$1,223), original guidance A$1,770/oz (US$1,240/oz). Not included in AISC and AIC above is capital expenditure for a hybrid renewable microgrid power facility pending Board approval. This facility will include a wind farm, solar farm, battery energy storage system and diesel generation. Gold Fields H1 2023Results 15

Gold Fields H1 Results 2023

Agnew

		June 2023	June 2022	% Variance
Underground				
Ore mined	000 tonnes	**520**	510	2 %
Waste mined	000 tonnes	**407**	433	(6)%
Total tonnes mined	000 tonnes	**927**	943	(2)%
Grade mined	g/t	**6.50**	7.38	(12)%
Gold mined	000'oz	**108.8**	121.0	(10)%
Surface				— %
Ore mined	000 tonnes	**143**	—	— %
Surface waste (capital)	000 tonnes	**1,335**	—	— %
Surface waste (operational)	000 tonnes	**1,187**	—	— %
Total waste mined	000 tonnes	**2,522**	—	— %
Total tonnes mined	000 tonnes	**2,665**	—	— %
Grade mined	g/t	**2.12**	—	— %
Gold mined	000'oz	**9.8**	—	— %
Strip ratio	waste/ ore	**17.6**	—	— %
Total (underground and surface)				— %
Total ore mined	000 tonnes	**663**	510	30 %
Total grade mined	g/t	**5.55**	7.38	(25)%
Total tonnes mined	000 tonnes	**3,592**	943	281 %
Total gold mined	000'oz	**118.6**	121.0	(2)%
Tonnes milled	000 tonnes	**673**	584	15 %
Yield – underground	g/t	**6.06**	6.42	(6)%
– surface	g/t	**2.15**	—	— %
– combined	g/t	**5.17**	6.42	(19)%
Gold produced	000'oz	**111.7**	120.5	(7)%
Gold sold	000'oz	**112.8**	121.0	(7)%
AISC	A$/oz	**1,831**	1,652	11 %
	US$/oz	**1,238**	1,188	4 %
AIC	A$/oz	**2,038**	1,882	8 %
	US$/oz	**1,377**	1,353	2 %
Sustaining capital expenditure	A$m	**37.0**	43.0	(14)%
	US$m	**25.0**	30.9	(19)%
Non-sustaining capital expenditure	A$m	**17.9**	25.7	(30)%
	US$m	**12.1**	18.5	(35)%
Total capital expenditure	A$m	**54.9**	68.7	(20)%
	US$m	**37.1**	49.4	(25)%
Adjusted pre-tax free cash flow	A$m	**86.8**	86.1	1 %
	US$m	**58.7**	61.9	(5)%

Gold production decreased by 7% to 111,700oz for the six months ended 30 June 2023 from 120,500oz for the six months ended 30 June 2022 due to a decrease in grade of ore mined and processed, partially offset by an increase in ore tonnes milled.

Overall grade mined from underground mines decreased by 12% to 6.50g/t for the six months ended 30 June 2023 from 7.38g/t for the six months ended 30 June 2022 due to lower grades of ore mined at the Waroonga Kath ore body and the Sheba ore body at New Holland, in line with the mine plan. As a result of the decrease in grade partially offset by a 2% increase in ore mined, gold mined decreased by 10% to 108,800oz for the six months ended 30 June 2023 from 121,000oz in the six months ended 30 June 2022.

Pre-strip activities at the Barren Lands open pit which commenced during the latter part of 2022, concluded during the six months ended 30 June 2023 with 1,335Kt of capital waste mined (six months ended 30 June 2022 – nil). For the six months ended 30 June 2023,1,187Kt of operational waste and 143Kt of ore at 2.12g/t for 9,800oz were mined (six months ended 30 June 2022 – nil). The Barren Lands open pit will provide the gateway to the Barren Lands and Redeemer Underground Complex. The project also enables access to new underground exploration platforms.

Tonnes milled increased by 15% to 673,000t for the six months ended 30 June 2023 from 584,000t for the six months ended 30 June 2022 due to the additional open pit ore mined.

AIC increased by 8% to A$2,038/oz (US$1,377/oz) for the six months ended 30 June 2023 from A$1,882/oz (US$1,353/oz) for the six months ended 30 June 2022 due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by decreased capital expenditure.

Cost of sales before amortisation and depreciation increased by 6% to A$142m (US$96m) for the six months ended 30 June 2023 from A$134m (US$96m) for the six months ended 30 June 2022 due to an11% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023, partially offset by a gold inventory credit to cost of A$2m (US$1m) for the six months ended 30 June 2023 compared to a gold inventory charge to cost of A$4m (US$3m) for the six months ended 30 June 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 11% to A$144m (US$97m) for the six months ended 30 June 2023 from A$130m (US$94m) for the six months ended 30 June 2022 mainly due to a 2% increase in underground ore tonnes mined as well as the addition of 1.3Mt of operational tonnes mined, at a cost of A$9m (US$6m), at the Baren Lands open pit (no open pit tonnes mined in the comparative period). Ongoing inflationary pressures on commodity inputs and employee and contractor costs also resulted in higher production costs.

Gold inventory credit to cost of A$2m (US$1m) for the six months ended 30 June 2023 compared to a gold inventory charge to cost of A$4m (US$3m) for the six months ended 30 June 2022.

Total capital expenditure decreased by 20% to A$55m (US$37m) for the six months ended 30 June 2023 from A$69m (US$49m) for the six months ended 30 June 2022.

Sustaining capital expenditure decreased by 14% to A$37m (US$25m) for the six months ended 30 June 2023 from A$43m (US$31m) for the six months ended 30 June 2022, with A$5m (US$4m) spent during the six months ended 30 June 2022 on the expansion of the accommodation village (six months ended 30 June 2023 – nil).

Non-sustaining capital expenditure decreased by 30% to A$18m (US$12m) for the six months ended 30 June 2023 from A$26m (US$19m) for the six months ended June 2022 due to expenditure incurred on the mill crushing circuit replacement project of A$15m (US$10m) during the six months ended 30 June 2022.

Agnew generated adjusted pre-tax free cash flow of A$87m (US$59m) for the six months ended 30 June 2023 compared with A$86m (US$62m) for the six months ended 30 June 2022.

Guidance 2023

The impact of higher production costs as a result of inflationary increases has made it necessary to update the original guidance of Agnew to the following:

- Gold produced ~ 240,000oz, (unchanged);
- AISC ~ A$1,810/oz (US$1,213/oz), original guidance A$1,780/oz (US$1,245/oz); and
- Total AIC ~ A$1,970/oz (US$1,320/oz), original guidance A$1,910/oz (US$1,335/oz).

16

Gold Fields H1 Results 2023

South Africa region

South Deep

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	**798**	816	(2)%
Waste mined	000 tonnes	**148**	99	49 %
Total tonnes	000 tonnes	**946**	915	3 %
Grade mined – underground reef	g/t	**6.26**	6.17	1 %
Grade mined – underground total	g/t	**5.28**	5.50	(4)%
Gold mined	kg	**4,995**	5,031	(1)%
	000'oz	**160.6**	161.7	(1)%
Development	m	**5,879**	5,705	3 %
Secondary support	m	**5,523**	7,051	(22)%
Backfill	m^3	**178.9**	153.8	16 %
Ore milled – underground reef	000 tonnes	**808**	761	6 %
Ore milled – underground waste	000 tonnes	**106**	79	34 %
Ore milled – surface	000 tonnes	**511**	659	(22)%
Total tonnes milled	000 tonnes	**1,425**	1,499	(5)%
Yield – underground reef	g/t	**5.94**	6.59	(10)%
Surface yield	g/t	**0.07**	0.13	(46)%
Total yield	g/t	**3.40**	3.40	— %
Gold produced	kg	**4,841**	5,097	(5)%
	000'oz	**155.7**	163.9	(5)%
Gold sold	kg	**4,743**	5,097	(7)%
	000'oz	**152.5**	163.9	(7)%
AISC	R/kg	**811,816**	672,915	21 %
	US$/oz	**1,387**	1,359	2 %
AIC	R/kg	**811,816**	705,623	15 %
	US$/oz	**1,387**	1,425	(3)%
Sustaining capital expenditure	Rm	**658.5**	811.3	(19)%
	US$m	**36.2**	52.7	(31)%
Non-sustaining capital expenditure	Rm	**—**	166.7	(100)%
	US$m	**—**	10.8	(100)%
Total capital expenditure	Rm	**658.5**	978.0	(33)%
	US$m	**36.2**	63.5	(43)%
Adjusted free cash flow	Rm	**1,758.5**	1,131.2	55 %
	US$m	**96.6**	73.5	31 %

South Deep production decreased from H1 2022 to H1 2023 as a result of reduced stope availability following ground related incidents that limited access to planned mining areas and a shortage of skilled operators and artisans for long-hole stoping drill rigs. The ground related conditions were largely in Q1 with some flow through to Q2. As a result, ore mined marginally decreased by 2% to 798kt for the six months ended 30 June 2023 from 816kt for the six months ended 30 June 2022 while gold produced decreased by 5% to 4,841kg (155,700oz) for the six months ended 30 June 2023 from 5,097kg (163,900oz) for the six months ended 30 June 2022. The production for the six months ended 30 June 2023 of 4,841kg included a 591kg draw-down of gold inventory.

Long-hole stopping production in H1 2023 was negatively impacted by a fall of ground incident in 100 2B West Cut 3 MAD, unexpected scaling of the 2 West ramp, sidewalls stability and deterioration of the 2 West Cut 1A access drive which limited access to stoping areas. Rehab work is underway and access in 2B West Cut 3 MAD and in 2W Cut 1A will be regained by end of August. Production was further aggravated by a shortage of skilled operators and artisans for long-hole stoping drill rigs. The mine also continues to focus on addressing shortages of skilled operators and artisans and on productivity improvements to enable the production ramp-up to a steady state of 12t per annum of gold output.

Development metres increased by 3% to 5,879 metres for the six months ended 30 June 2023 from 5,705 metres for the six months ended 30 June 2022 as a result of improved ground handling capability associated with the commissioning of the in-cut tip infrastructure leading to improved efficiencies.

Waste mined increased by 49% to 148,000t for the six months ended 30 June 2023 from 98,800t for the six months ended 30 June 2022 due to an increase in capital infrastructure development and new in-cut development which will subsequently generate stopping reserves.

Secondary support decreased by 22% to 5,523 metres for the six months ended 30 June 2023 from 7,051 metres for the six months ended 30 June 2022 as fewer areas required rehabilitation, this reduction is in line with the business plan and anticipated ground condition improvements associated with new layouts. Backfill increased by 16% to 178,900m^3 for six months ended 30 June 2023 from 153,800m^3 for the six months ended 30 June 2022 as more stopes became available for backfilling.

Underground reef yield decreased by 10% to 5.94g/t for the six months ended 30 June 2023 from 6.59g/t for the six months ended 30 June 2022, due to a lower mine call factor (MCF) for the six months ended 30 June 2023,which has now stabilised at 100%.

AIC increased by 15% to R811,816/kg (US$1,387/oz) for the six months ended 30 June 2023 from R705,623/kg (US$1,425/oz) for the six months ended 30 June 2022, mainly due to a decrease in gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Cost of sales before amortisation and depreciation increased by 20% to R3,075bn (US$169m) for the six months ended 30 June 2023 from R2,558bn (US$166m) for the six months ended 30 June 2022 due to a 12% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023 and a gold inventory charge to cost of R213m (US$12m) for the six months ended 30 June 2023 compared to a credit to cost of R2m (US$0m) for the six months ended 30 June 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 12% to R2.9bn (US$157m) for the six months ended 30 June 2023 from R2.6bn (US$166m) for the six months ended 30 June 2022 mainly due to higher maintenance cost on the mobile fleet of R94m (US$6m) and inflationary increases on consumables, contractors, electricity and employee costs.

Gold inventory charge to cost was R213m (US$12m) for the six months ended 30 June 2023 compared to a credit to cost of R2m (US$0m) for the six months ended 30 June 2022 due to a 591kg draw-down of gold inventory in the current year.

Capital expenditure decreased by 33% to R659m (US$36m) for the six months ended 30 June 2023 from R978m (US$64m) for the six months ended 30 June 2022. The higher expenditure in 2022 was driven by purchasing of solar panels and construction of the solar plant, which is now completed, as well as higher expenditure on the tailings storage facility.

South Deep adjusted free cash flow increased by 55% to R1,759m (US$97m) for the six months ended 30 June 2023 compared with an inflow of R1,131m (US$74m) for the six months ended 30 June 2022. The increase is mainly due to a 22% higher gold price received for the six months ended 30 June 2023 compared to the six months ended 30 June 2022 and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation.

Guidance 2023

The impact of the production delays experienced during H1 2023 made it necessary to update the original guidance of South Deep to the following:

- Gold produced ~ 10,000kg (321,500oz), (original guidance 10,800kg (347,200oz));
- AISC ~ R808,000/kg (US$1,356/oz) (original guidance R730,000/kg (US$1,330/oz)); and
- Total AIC ~ R808,000/kg (US$1,356/oz) (original guidance R730,000/kg (US$1,330/oz))

17

Gold Fields H1 Results 2023

Ghana region

		June 2023	June 2022	% Variance
Gold production	000'oz	**396.9**	424.0	(6)%
AISC	US$/oz	**1,194**	1,197	— %
AIC	US$/oz	**1,210**	1,230	(2)%
Adjusted free cash flow	US$m	**115.8**	154.4	(25)%

Total production (100% basis for Tarkwa and Damang and 45% for Asanko) decreased by 6% to 397koz for the six months ended 30 June 2023 from 424koz for the six months ended 30 June 2022 mainly due to the planned decrease in production from Damang and Asanko on the back of lower yield at both operations, partially offset by increased production at Tarkwa.

AIC decreased by 2% to US$1,210/oz for the six months ended 30 June 2023 from US$1,230/oz for the six months ended 30 June 2022 mainly due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.

The region produced adjusted free cash flow (excluding Asanko) of US$116m for the six months ended 30 June 2023 compared with US$154m for the six months ended 30 June 2022.

Damang

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	**2,265**	3,610	(37)%
Waste (capital)	000 tonnes	**—**	4,312	(100)%
Waste (operational)	000 tonnes	**5,633**	4,629	22 %
Total waste mined	000 tonnes	**5,633**	8,941	(37)%
Total tonnes mined	000 tonnes	**7,898**	12,551	(37)%
Grade mined	g/t	**1.06**	1.57	(32)%
Gold mined	000'oz	**77.3**	182.6	(58)%
Strip ratio	waste/ ore	**2.5**	2.5	— %
Tonnes milled	000 tonnes	**2,386**	2,351	1 %
Yield	g/t	**1.03**	1.66	(38)%
Gold produced	000'oz	**79.3**	125.2	(37)%
Gold sold	000'oz	**80.4**	125.2	(36)%
AISC	US$/oz	**1,193**	884	35 %
AIC	US$/oz	**1,230**	964	28 %
Sustaining capital expenditure	US$m	**3.5**	27.9	(87)%
Non-sustaining expenditure	US$m	**—**	5.2	(100)%
Total capital expenditure	US$m	**3.5**	33.1	(89)%
Adjusted free cash flow	US$m	**18.3**	50.1	(63)%

Gold production decreased as planned by 37% to 79,300oz for the six months ended 30 June 2023 from 125,200oz oz for the six months ended 30 June 2022 mainly due to lower yield. Yield decreased by 38% to 1.03g/t for the six months ended 30 June 2023 from 1.66g/t for the six months ended 30 June 2022. This was a function of low-grade material fed from stockpile and Huni pit due to completion of mining from Damang Pit Cut Back (DPCB) in December 2022. A total of 1,002kt ore was rehandled from the stockpile for the six months ended 30 June 2023 at a grade of 1.12g/t compared with 294kt at a grade of 1.32g/t for the six months ended 30 June 2022.

Total tonnes mined decreased by 37% to 7.9Mt for the six months ended 30 June 2023 from 12.6Mt for the six months ended 30 June 2022 due to completion of mining at DPCB in December 2022.

Operational waste tonnes mined increased by 22% to 5.6Mt for the six months ended 30 June 2023 from 4.6Mt for the six months ended 30 June 2022 due to the inclusion of Lima Kwesi Gap pit mining in addition to Huni pit. Ore tonnes mined decreased by 37% to 2.3Mt for the six months ended 30 June 2023 from 3.6Mt for the six months ended 30 June 2022 due to completion of mining at Damang Pit Cut Back (DPCB) which is in line with the mining plan.

Gold mined decreased by 58% to 77,300oz for the six months ended 30 June 2023 from 182,600oz for the six months ended 30 June 2022 due to lower ore tonnes and grade mined from Huni and Lima Kwesi Gap pits in line with the plan.

AIC increased by 28% to US$1,230/oz for the six months ended 30 June 2023 from US$964/oz for the six months ended 30 June 2022 due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Cost of sales before amortisation and depreciation increased by 16% to US$80m for the six months ended 30 June 2023 from US$69m for the six months ended 30 June 2022 due to a lower gold inventory credit to cost ofUS$19m for the six months ended 30 June 2023compared toUS$36m for the six months ended 30 June 2022, partially offset by a 5% decrease in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023.

Cost of sales before gold inventory change and amortisation and depreciation decreased by 5% to US$99m for the six months ended 30 June 2023 from US$104m for the six months ended 30 June 2022 mainly due to a 4% decrease in operational tonnes mined and lower fuel cost, partially offset by inflationary increases mainly impacting explosives and grinding media.

Gold inventory credit to cost decreased to US$19m for the six months ended 30 June 2023 from US$36m for the six months ended 30 June 2022 due to a reduction in ore tonnes mined and stockpiled as well as the strategy to process the higher grade material while adding the lower grade material to stockpiles.

Capital expenditure decreased by 89% to US$4m for the six months ended 30 June 2023 from US$33m for the six months ended 30 June 2022.

Sustaining capital expenditure decreased by 87% to US$4m for the six months ended 30 June 2023 from US$28m for the six months ended 30 June 2022 due to no capital waste stripping expenditure for the six months ended 30 June 2023.

Non-sustaining capital expenditure decreased to nil for the six months ended 30 June 2023 from US$5m for the six months ended 30 June 2022 due to reclassification of the TSF raise from growth to sustaining capital.

Damang generated adjusted free cash flow of US$18m for the six months ended 30 June 2023 compared with US$50m for the six months ended 30 June 2022 mainly due to the lower gold sold.

Guidance 2023

Damang gold production has been revised up for the year as a result of mining a backlog of 1.6Mt from Huni pit from 2022 as well as the addition of the Lima Kwesi Gap pit. Damang's guidance is therefore revised as follows:

- Gold produced ~ 142,000oz, (original guidance 136,000oz);
- AISC ~ US$1,550/oz, (original guidance US$1,830/oz);
- Total AIC ~ US$1,550/oz, (original guidance (US$1,830/oz); and
- The lower AIC is mainly driven by higher gold sold combined with a lower gold inventory charge to cost as a result of processing less stockpile material due to mining of additional ore tonnes related to the Huni and Lima Kwesi Gap pits.

18

Gold Fields H1 Results 2023

Tarkwa

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	9,957	6,341	57 %
Waste (capital)	000 tonnes	19,835	22,305	(11)%
Waste (operational)	000 tonnes	14,635	14,714	(1)%
Total waste mined	000 tonnes	34,470	37,019	(7)%
Total tonnes mined	000 tonnes	44,427	43,360	2 %
Grade mined	g/t	1.20	1.14	5 %
Gold mined	000'oz	384.2	232.6	65 %
Strip ratio	waste/ ore	3.5	5.8	(40)%
Tonnes milled	000 tonnes	6,981	6,966	— %
Yield	g/t	1.28	1.15	11 %
Gold produced	000'oz	287.7	257.3	12 %
Gold sold	000'oz	290.3	257.3	13 %
AISC	US$/oz	1,181	1,306	(10)%
AIC	US$/oz	1,181	1,306	(10)%
Sustaining capital expenditure	US$m	121.7	120.2	1 %
Non-sustaining expenditure	US$m	—	—	— %
Total capital expenditure	US$m	121.7	120.2	1 %
Adjusted free cash flow	US$m	97.5	104.3	(7)%

Gold production increased by 12% to 287,700oz for the six months ended 30 June 2023 from 257,300oz for the six months ended 30 June 2022 due to higher grade fed. Yield increased by 11% to 1.28g/t for the six months ended 30 June 2023 from 1.15g/t for the six months ended 30 June 2022 due to higher grade ore mined and processed. Ore processed from stockpile was 0.46Mt at a grade of 1.20g/t for the six months ended 30 June 2023 compared to 0.96Mt at a grade of 1.54g/t for the six months ended 30 June 2022 while ex-pit ore processed was 6.5Mt at a grade of 1.34g/t for the six months ended 30 June 2023 compared to 6.0Mt at 1.14g/t for the six months ended 30 June 2022.

Total tonnes mined, including capital waste stripping, increased by 2% to 44.4Mt for the six months ended 30 June 2023 from 43.4Mt for the six months ended 30 June 2022 in line with the 2023 production schedule. Ore tonnes mined increased by 57% to 10.0Mt for the six months ended 30 June 2023 from 6.3Mt for the six months ended 30 June 2022 due to higher equipment availabilities. Capital waste tonnes mined decreased by 11% to 19.8Mt for the six months ended 30 June 2023 from 22.3Mt for the six months ended 30 June 2022 in line with the mining schedule. Operational waste tonnes mined decreased by 1% to 14.6Mt for the six months ended 30 June 2023 from 14.7Mt for the six months ended 30 June 2022 in line with the plan. Strip ratio decreased by 40% to 3.5 for the six months ended 30 June 2023 from 5.8 for the six months ended 30 June 2022 due to increased ore tonnes mined in line with the 2023 production schedule.

AIC decreased by 10% to US$1,181/oz for the six months ended 30 June 2023 from US$1,306/oz for the six months ended 30 June 2022 due higher gold sold and lower cost of sales before amortisation and depreciation.

Cost of sales before amortisation and depreciation decreased by 4% to US$177m for the six months ended 30 June 2023 from US$185m for the six months ended 30 June 2022 due to a gold inventory credit to cost of US$44m for the six months ended 30 June 2023 compared to a charge to cost of US$5m for the six months ended 30 June 2022, partially offset by a 23% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023.

Cost of sales before gold inventory change and amortisation and depreciation increased by 23% to US$221m for the six months ended 30 June 2023 from US$180m for the six months ended 30 June 2022 mainly due to a 17% increase in operational tonnes mined and inflationary increases mainly impacting explosives, grinding media and employee costs, partially offset by lower fuel cost.

Gold inventory credit to cost was US$44m for the six months ended 30 June 2023 compared to a charge to cost of US$5m for the six months ended 30 June 2022 due to a build-up of stockpiles as a result of increase in ore mined in the current year compared to a draw-down of stockpiles for the six months ended 30 June 2022.

Capital expenditure increased by 1% to US$122m for the six months ended 30 June 2023 from US$120m for the six months ended 30 June 2022.

Tarkwa generated adjusted cash flow of US$98m for the six months ended 30 June 2023 compared with US$104m for the six months ended 30 June 2022 mainly due to higher operating cost partially offset by higher gold sold.

Guidance 2023

Tarkwa's guidance updated positively as follows:

- Gold produced ~ 550,000oz (original guidance 545,000).
- AISC ~ US$1,370/oz, (original guidance US$1,390/oz); and
- Total AIC ~ US$1,370/oz, (original guidance US$1,390/oz).

The decrease in AIC is mainly due to higher gold sold.

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	—	1,750	(100)%
Waste (capital)	000 tonnes	—	—	— %
Waste (operational)	000 tonnes	—	6,599	(100)%
Total waste mined	000 tonnes	—	6,599	(100)%
Total tonnes mined	000 tonnes	—	8,349	(100)%
Grade mined	g/t	—	1.53	(100)%
Gold mined	000'oz	—	86.0	(100)%
Strip ratio	waste/ ore	—	3.8	(100)%
Tonnes milled	000 tonnes	3,023	2,888	5 %
Yield	g/t	0.68	0.99	(31)%
Gold produced	000'oz	66.4	92.4	(28)%
Gold sold	000'oz	68.1	88.2	(23)%
AISC	US$/oz	1,319	1,482	(11)%
AIC	US$/oz	1,435	1,576	(9)%
Sustaining capital expenditure	US$m	11.6	4.1	183 %
Non-sustaining expenditure	US$m	4.8	1.9	153 %
Total capital expenditure	US$m	16.4	6.0	173 %
Redemption of preference shares	US$m	—	—	— %

Gold production decreased as planned by 28% to 66,400oz (100% basis) for the six months ended 30 June 2023 from 92,400oz (100% basis) for the six months ended 30 June 2022 mainly due to lower yield. Yield decreased by 31% to 0.68g/t for the six months ended 30 June 2023 from 0.99g/t for the six months ended 30 June 2022 due to lower grade fed from stockpiles in the current year as a result of the cessation of mining activities in July 2022.

19

Gold Fields H1 Results | 2023

There were no ore and waste tonnes mined for the six months ended 30 June 2023 due to the cessation of mining activities in July 2022.

AIC decreased by 9% to US$1,435/oz for the six months ended 30 June 2023 from US$1,576/oz for the six months ended 30 June 2022 due to lower cost of sales mainly due to the temporary cessation of mining activities, partially offset by higher capital expenditure and lower gold sold.

Cost of sales before amortisation and depreciation on a 45% basis (not included in Group cost of sales) decreased by 35% to US$31m for the six months ended 30 June 2023 from US$48m for the six months ended 30 June 2022 due to a 36% decrease in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023.

Cost of sales before gold inventory change and amortisation and depreciation on a 45% basis (not included in Group cost of sales) decreased by 36% to US$29m for the six months ended 30 June 2023 from US$45m for the six months ended 30 June 2022 mainly due to the cessation of mining activities in July 2022.

Gold inventory charge to cost on a 45% basis (not included in Group cost of sales) decreased to US$2m for the six months ended 30 June 2023 from US$3m for the six months ended 30 June 2022 as the operation treated stockpiles in both periods.

Total capital expenditure (100% basis) increased by 173% to US$16m for the six months ended 30 June 2023 from US$6m for the six months ended 30 June 2022.

Sustaining capital expenditure increased by 183% to US$12m for the six months ended 30 June 2023 from US$4m for the six months ended 30 June 2022 mainly due to expenditure incurred on TSF stage 7 construction.

Non-sustaining capital expenditure increased by 153% to US$5m for the six months ended 30 June 2023 from US$2m for the six months ended 30 June 2022 mainly due to the commencement of the Abore project. The Abore project is a satellite pit with about three years mine life, planned to be mined in 2023. It requires certain pre-development works to be undertaken prior to active pit mining. For the period ended 30 June 2023, a total of US$1.6M was spent.

Americas region

Chile

Salares Norte

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	**420**	—	100 %
Waste (capital)	000 tonnes	**15,259**	19,818	(23)%
Waste (operational)	000 tonnes	**346**	—	100 %
Total waste mined	000 tonnes	**15,605**	19,818	(21)%
Total tonnes mined	000 tonnes	**16,025**	19,818	(19)%
Grade mined – gold	g/t	**7.18**	—	100 %
Grade mined – silver	g/t	**2.99**	—	100 %
Gold mined	000'oz	**97.1**	—	100 %
Silver mined	000'oz	**40.5**	—	100 %
Sustaining capital expenditure	US$m	**56.3**	—	100 %
Non-sustaining expenditure	US$m	**123.3**	145.1	(15)%
Total capital expenditure	US$m	**179.6**	145.1	24 %
Adjusted free cash flow	US$m	**(202.3)**	(172.0)	18 %

The Salares Norte project continued progressing during Q2 2023. Total project progress was 94.0% at the end of June 2023 compared to 77% at the end of June 2022.

Total construction project progress at the end of June 2023 was 94.9%, compared to 73.1% at the end of June 2022.

US$202m was spent on the project for the six months ended 30 June 2023 compared with US$172m spent for the six months ended 30 June 2022. The US$202m spent comprised of US$180m capital expenditure, US$15m exploration, and a US$7m investment in working capital and other. The US$172m spent during the six months ended 30 June 2022 comprised of US$145m capital expenditure, US$15m exploration, a US$6m investment in working capital, US$8m in other cost, partially offset by a credit of US$2m from the realised portion of the currency hedge.

The total tonnes movement of the mine for the six months ending in June 2023 was 16 Mt compared with total pre-strip tonnes movement of 20Mt for the first six months ending June 2022.

The exploration drilling for the six months ended in June 2023 was 9,459 metres compared with 11,103 metres for the six months ended in June 2022 in line with the plan for 2023.

At the end of June 2023, Salares Norte had 176Koz of gold mined placed on stockpile.

Total capital expenditure increased by 24% to US$180m for the six months ended 30 June 2023 from US$145m for the six months ended 30 June 2022.

Sustaining capital expenditure increased by 100% to US$56m for the six months ended 30 June 2023 (six months ended 30 June 2022 nil) due to the mining moving from pre-strip to normal capital waste mining.

Non-sustaining capital expenditure decreased by 15% to US$123m for the six months ended 30 June 2023 from US$145m for the six months ended 30 June 2022. The non-sustaining capital consists mainly of the project construction capital and also included the pre-strip activities during H1 2022 with no pre-strip in 2023.

Guidance 2023

Updated guidance for the project as follows:

- Gold equivalents produced ~ 15,000oz – 20,000oz (original guidance 15,000oz – 35,000oz);
- Gold produced ~ 14,000oz – 18,000oz (original guidance 14,000oz – 32,000oz);
- Silver produced ~ 1,000oz – 2,000oz (original guidance 1,000oz – 3,000oz);
- Sustaining capital expenditure ~ US$128m (original guidance US$159m);
- Non-sustaining capital expenditure ~ US$270m (original guidance US$227m);
- Silver price ~ US$21/oz; and
- Gold price ~ US$1,800/oz.

20

Gold Fields H1 Results 2023

Peru
Cerro Corona

		June 2023	June 2022	% Variance
Ore mined	000 tonnes	**6,370**	5,478	16 %
Waste mined	000 tonnes	**4,375**	7,687	(43)%
Total tonnes mined	000 tonnes	**10,745**	13,165	(18)%
Grade mined – gold	g/t	**0.69**	0.72	(4)%
Grade mined – copper	per cent	**0.41**	0.40	2 %
Gold mined	000'oz	**142.2**	126.6	12 %
Copper mined	tonnes	**25,812**	21,930	18 %
Tonnes milled	000 tonnes	**3,326**	3,416	(3)%
Gold recoveries	per cent	**73.8**	68.7	7 %
Copper recoveries	per cent	**89.5**	88.2	1 %
Yield – gold	g/t	**0.69**	0.58	19 %
– copper	per cent	**0.45**	0.41	10 %
– combined	eq g/t	**1.27**	1.18	8 %
Gold produced	000'oz	**70.9**	60.9	16 %
Copper produced	tonnes	**14,267**	13,310	7 %
Total equivalent gold produced	000' eq oz	**135.3**	129.9	4 %
Total equivalent gold sold	000' eq oz	**138.3**	130.5	6 %
AISC	US$/oz	**168**	312	(46)%
AISC	US$/ eq oz	**917**	940	(2)%
AIC	US$/oz	**307**	397	(23)%
AIC	US$/ eq oz	**990**	981	1 %
Sustaining capital expenditure	US$m	**11.9**	12.4	(4)%
Non-sustaining expenditure	US$m	**8.2**	4.0	105 %
Total capital expenditure	US$m	**20.1**	16.4	23 %
Adjusted free cash flow	US$m	**71.2**	55.8	28 %

Gold production increased by 16% to 70,900oz for the six months ended 30 June 2023 from 60,900oz for the six months ended 30 June 2022 and copper production increased by 7% to 14,267t for the six months ended 30 June 2023 from 13,310t for the six months ended 30 June 2022. In both cases, the increase is mainly due to higher yield as a result of higher head grades processed and higher metallurgical recoveries, partially offset by lower tonnes milled due to lower throughput because of ore hardness. Consequently, total equivalent gold production increased by 4% to 135,300oz for the six months ended 30 June 2023 from 129,900oz for the six months ended 30 June 2022, despite a lower price factor for the six months ended 30 June 2023.

Total tonnes mined decreased by 18% to 10.7Mt for the six months ended 30 June 2023 from 13.2Mt for the six months ended 30 June 2022 mainly due to a decrease in waste mined by 43% to 4.4Mt for the six months ended 30 June 2023 from 7.7Mt for the six months ended 30 June 2022, partially offset by an increase in ore mined of 16% to 6.4Mt for the six months ended 30 June 2023 from 5.5Mt for the six months ended 30 June 2022. This is in line with the 2023 mine plan.

AIC per gold ounce decreased by 23% to US$307/oz for the six months ended 30 June 2023 from US$397/oz for the six months ended 30 June 2022, mainly due to higher by-product credits and higher gold ounces sold, partially eroded by higher cost of sales before amortisation and depreciation and higher capital expenditure. AIC per equivalent ounce increased by 1% to US$990/eq oz for the six months ended 30 June 2023 from US$981/eq oz for the six months ended 30 June 2022, mainly due to higher cost of sales before amortisation and depreciation and higher capital expenses; partially offset by higher equivalent ounces sold.

Cost of sales before amortisation and depreciation increased by 2% to US$95m for the six months ended 30 June 2023 from US$93m for the six months ended 30 June 2022 due to a 5% increase in cost of sales before gold inventory change and amortisation and depreciation for the six months ended 30 June 2023, partially offset by a higher gold inventory credit to cost of US$17m for the six months ended 30 June 2023compared toUS$14m for the six months ended 30 June 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 5% to US$112m for the six months ended 30 June 2023 from US$107m for the six months ended 30 June 2022 mainly due to the ongoing high inflation related to commodities such as grinding media and energy, partially offset by lower tonnes mined.

Gold inventory credit to cost increased to US$17m for the six months ended 30 June 2023 from US$14m for the six months ended 30 June 2022 due to a build-up of stockpiles in line with the life-of-mine strategy.

Total capital expenditure increased by 23% to US$20m for the six months ended 30 June 2023 from US$16m for the six months ended 30 June 2022.

Sustaining capital expenditure was similar at US$12m for the six months ended 30 June 2023 and related mainly to construction activities at the tailings dam.

Non-sustaining capital expenditure increased by 105% to US$8m for the six months ended 30 June 2023 from US$4m for the six months ended 30 June 2022 mainly due to the infrastructure reallocation located at the north side of the pit, to allow for future pit expansion.

Cerro Corona generated adjusted free cash flow of US$71m for the six months ended 30 June 2023 compared with US$56m for the six months ended 30 June 2022, mainly due to an increase in gold and copper production and higher gold and copper prices; partially eroded by higher operating expenses and capital expenditure.

Guidance 2023

Guidance remains unchanged for 2023 as provided in February:
The estimate for 2023 is as follows:

- Gold equivalents produced ~255,000oz;
- Gold produced ~ 126,000oz;
- Copper tonnes produced ~ 27,000t;
- Copper price ~ US$8,400 per tonne;
- Gold price ~ US$1,800/oz;
- AISC ~ US$1,010/eq oz;
- Total AIC ~ US$1,070/eq oz;
- AISC ~ US$450/oz; and
- Total AIC ~ US$570/oz.

Although gold and copper production remain in line with the guidance the gold equivalents produced may differ from the guided number as this is a calculation based on a price factor driven by the gold and copper prices received.

21

Corporate Gold Fields and AngloGold Ashanti propose Ghana JV to create Africa’s largest gold mine In March 2023, Gold Fields and AngloGold Ashanti agreed on a proposed joint venture in Ghana between Gold Fields’ Tarkwa mine and AngloGold Ashanti’s neighbouring Iduapriem mine. The Tarkwa mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (GoG) holds 10%. The Iduapriem mine is currently 100% owned by AngloGold Ashanti. The two companies have commenced engagements with senior government officials in Ghana and will continue engaging with the GoG, relevant regulators and other key stakeholders, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement. It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields. AngloGold Ashanti will contribute its 100% interest in Iduapriem to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture. The Parties do not anticipate that any material, additional capital injection will be required by either company, which is expected to materially improve capital intensity of the combined operational. The Proposed Joint Venture would create the largest gold mine in Africa and one of the largest in the world, It will be a high-quality operation, supported by a substantial mineral endowment and an initial life spanning almost two decades. Operational synergies will be achieved by optimising mining of the combined ore bodies and consolidating the infrastructure of the immediately adjacent mines for the long-term benefit of all shareholders and stakeholders. Benefits of the proposed joint venture include: • Estimated life of at least 18 years, which could increase through an extension and optimisation plan, which will be considered over the next three years, and which could also enhance envisaged production and cost parameters. • Estimated average annual production (100% basis) of almost 900koz over the first five years and average annual production in excess of 600koz over the estimated life of operation • Estimated all in sustaining cost (in 2023 terms) of less than US$1,000/oz over the first five years and less than US$1,200/oz over the estimated life of operation. • It is expected that the Ore Reserves for the Proposed Joint Venture will exceed the sum of the Ore Reserves for the stand-alone operations due to the anticipated operational synergies, and the declaration of additional Mineral Resources and Ore Reserves as a result. Key principles of the proposed joint venture: • Gold Fields and AngloGold Ashanti have collaborated across a broad and comprehensive range of work streams to formulate the indicative base case for the combination, which underpins the estimates above. Additional, detailed work will now be undertaken to develop the optimised initial operating plan which will apply from commencement of the Proposed Joint Venture. • Gold Fields and AngloGold Ashanti have agreed the governance principles of the Proposed Joint Venture, including their respective representation in management and the Board of Gold Fields Ghana. As operator of the JV, Gold Fields will receive a management and technical fee determined on an arms-length basis. Implementation is subject to reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and definitive transaction agreements, and securing all requisite regulatory approvals. Gold Fields partners with Osisko to develop the Windfall Project in Québec, Canada In May 2023, Gold Fields Limited announced a partnership with Osisko Mining Inc. (Osisko) to develop and mine the world class underground Windfall Project in Québec, Canada, now known as the Windfall Mining Group (Partnership). Under the agreements, Gold Fields has acquired a 50% interest in the feasibility stage Windfall Project (including exploration potential) on the following key terms: • Cash payment of C$300 million (US$220 million) paid on signing; • Cash payment of C$300 million payable on issuance of key permits by the Québec environmental ministry authorising the construction and operation of the Windfall Project; and • 50/50 co-share of interim and construction capital expenditures. Under the Partnership, Gold Fields has also acquired a 50% up-front vested interest in Osisko’s highly prospective Urban Barry and Quévillon district exploration camps, totalling approximately 2,400km2, which will be co-explored and co-developed under the Partnership. In exchange, Gold Fields will fund the first C$75m in regional exploration on those Exploration Properties over the first seven years of the Partnership. Thereafter, exploration spend will be shared 50/50. This transaction constitutes a measured strategic entry into primary mining jurisdiction, at an attractive valuation, underpinned by a world class near mine asset, with significant camp scale exploration potential. Gold Fields is excited to do so in partnership with an experienced operator in Osisko, who has already achieved great exploration success at Windfall and the Urban Barry camp, and who brings with them a successful track record in the province of Québec. Under the Partnership structure, each of Osisko and Gold Fields respectively hold an effective 50% partnership interest in the Windfall Project and the Exploration Properties. Management and operatorship will be joint, and each partner holds a 50% interest in a newly incorporated company. The management company will be governed by a Board of Directors comprising three directors nominated by Gold Fields and three directors nominated by Osisko. Having carried out extensive due diligence, management interaction and site visits for just over a year, Gold Fields believes the Windfall Project is on track to become a high-quality, low-cost underground gold mine with a relatively small surface footprint and considerable growth prospects along strike and down plunge, well beyond delineated Mineral Reserves and the current 10 year projected mine life set out in Osisko’s December 2022 Windfall Feasibility Study. To accelerate the next phase of discoveries, Gold Fields will fund C$75m over the next seven years, with the goal of fast-tracking exploration discovery and transitioning the Windfall, Urban Barry and Quévillon belts into premier, multi-decade mining operations. Property- wide regional and near-deposit exploration is already in progress, with six drills exploring targets developed by Osisko over the past seven years, and include the Golden Bear, Fox and Shellian prospects. The acquisition of the 50% Partnership interest was executed and completed on 2 May 2023. Gold Fields announces Non-Executive and Executive appointments The Board of Directors announced the appointment of Carel Smit as a Non-Executive Director of the Company with effect from 1 June 2023. Gold Fields Limited announced the following appointments to its Group Executive Committee: Kelly Carter as Executive Vice-President: Legal and Compliance, Benford Mokoatle as EVP South Africa and Francois Swanepoel as Chief Technical Officer. Gold Fields has also appointed Jongisa Magagula, a director of African Rainbow Minerals, as EVP Investor Relations & Corporate Affairs, with effect from 1 September 2023. Gold Fields announces first sustainability linked loan Gold Fields Limited announced that it has successfully refinanced its US$1.2bn 2019 RCF. For the first time, the new facility is linked to the achievement of three of Gold Fields’ key ESG priorities: gender diversity, decarbonisation and water stewardship. Gold Fields H1 2023Results 22

Key terms of the new RCF are: • A principal loan amount of US$1.2bn, with an option to increase the facility by up to US$400m. • Maturity of five years, with an option to extend the tenor through two one-year extensions. • A competitive margin, subject to rating margin adjustments and sustainability margin adjustments. • Gold Fields will benefit from a lower margin depending on the fulfilment of the sustainability linked key performance indicators (KPIs) under the facility agreement. Conversely, Gold Fields will pay a premium on its margin if the KPIs are not met. • The facility agreement was concluded with a syndicate of 16 banks, with MUFG Bank as sole global co-ordinator and ING Bank and MUFG Bank as joint sustainability co-ordinators. The sustainability linked KPIs for the five-year term of the loan until 2027 are aligned with Gold Fields’ strategy as well as its 2030 ESG targets. They address the most material ESG priorities for the Company and the mining sector in general: • Improving women representation in our total workforce from Gold Fields’ current 23% level. • An abatement in scope 1 and 2 CO2 emissions through renewable energy projects. • Increasing the amount of reused/recycled water from the 75% of total water consumption achieved in 2022. The KPIs set in the loan, if achieved, will assist Gold Fields in reaching its 2030 ESG targets launched in 2021. For the relevant ESG areas the 2030 targets are 30% women representation, reducing net scope 1 and 2 emissions by 30% and absolute emissions by 50% and 80% of water consumed to be recycled/reused. Gold Fields has also completed four five year RCFs with South African banks for a total of R2.5bn to fund capital expenditure as well as general corporate and working capital requirements of the Group. The interest rates under the RCFs with Rand Merchant Bank (R1.0bn) as well as Nedbank, ABSA Bank and Standard Bank (R500m each) are linked to the Johannesburg Interbank Average Rate (JIBAR) plus a margin. Mining industry collaborates to improve TSF performance A new consortium of eight global mining companies has been launched in a multi-year initiative to develop and implement new technological applications for managing tailings. The GeoStable Tailings Consortium (GSTC) comprises Antamina, Barrick, BHP, Freeport-McMoRan, Gold Fields, Newmont, Teck and Vale, with external expert support provided by the University of Alberta. The GSTC will study options to combine various blends of tailings with waste rock to create ‘geo-stable’ landforms that are stronger and more stable than conventional tailings deposition methods and are likely to reduce process water consumption. The GSTC will undertake a range of research and development activities, including laboratory testing, field trials, and data analysis, and will collaborate to promote best practices in tailings and waste management and foster a culture of continuous improvement across the mining industry. Gold Fields supports host community SMEs Gold Fields Limited celebrates its partnerships with small- and medium sized enterprises (SMEs) on United Nations SME Day. In 2022, Gold Fields introduced preferential payment terms for our SMEs in host communities, particularly those led by minority and disadvantaged groups. Payment terms have been reduced from 30 days to 14 days (from date of ratified invoice) for host community SMEs and, in Australia, for Aboriginal-owned businesses. The improved terms, which have been implemented since mid-2022, seek to alleviate the cash-flow challenges often experienced by SME suppliers and service providers. At the end of 2022, Gold Fields had 731 host community companies on its books, of which approximately 60% are classified as SMEs. During 2022, Gold Fields' global procurement spending was US$2.42bn, of which US$747m, or 31%, was with host community businesses. Cash dividend In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 98 of 325 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2023. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 325 SA cents per ordinary share for shareholders exempt from dividends tax; • The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend; • The net local dividend amount is 260 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 893,540,813 ordinary shares in issue; and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the final dividend: • Interim dividend number 98: 325 SA cents per share; • Declaration date: Thursday, 17 August 2023 • Last date to trade cum-dividend: Tuesday, 5 September 2023; • Sterling and US Dollar conversion date: Wednesday, 6 September 2023; • Shares commence trading ex-dividend: Wednesday, 6 September 2023; • Record date: Friday, 8 September 2023; and • Payment of dividend: Monday, 11 September 2023. Share certificates may not be dematerialised or rematerialised between Wednesday, 6 September 2023 and Friday, 8 September 2023, both dates inclusive. Outlook for 2023 We are on track to achieve the Group production and cost guidance provided in February 2023 at both guidance and forecast exchange rates. Given the operational performance in H1 2023, production guidance has been updated (positively or negatively) on an individual mine basis. Mining inflation continued to be high and the cost guidance has also been updated on an individual mine basis. For 2023, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.30Moz. AISC (excluding Asanko) is expected to be between US$1,300/oz and US$1,340/oz, with AIC (excluding Asanko) expected to be US$1,480oz to US$1,520/oz. This excludes any costs on renewable projects at St Ives. The exchange rates used for our 2023 guidance are: A$1/US$0.70 and US$1/R17.00. The forecast exchange rates are A$1/US$0.67 and US$1/R18.53. Total capex for the Group for the year is expected to be between US$1.110bn and US$1.170bn. The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on page 62. Gold Fields H1 2023Results 23

Basis of preparation The unaudited consolidated interim financial statements for the six months ended 30 June 2023 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the IFRS and the requirements of the South African Companies Act of South Africa 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements. The consolidated interim financial statements are prepared on a going concern basis. The consolidated interim financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous annual financial statements. Pro forma financial information The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. The key non-IFRS measures used and defined in the media release include: • Normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect; • Normalised profit per share attributable to owners of the parent; • Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents; • Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents; • Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares; • Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations; • Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations; • Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and • AISC and total all-in cost AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the gold mining industry. This pro forma financial information has not been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. MINERAL RESOURCES AND MINERAL RESERVES There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2022. Class action settlement The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement and Tshiamiso Trust Deed (collectively the “Settlement Agreement”). Financial provision Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2023, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$9.3m (R174.8m) (December 2022: US$10.5m (R178.9m)). The nominal value of this provision is US$12.4m (R232.8m). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. R2.5 billion revolving credit facilities In April 2023, Gold Fields entered into four bilateral revolving credit facilities with South African banks for a total of R2.5bn. The final maturity date of all the facilities is five years from the effective date. Gold Fields first sustainability linked revolving credit facility In June 2023, Gold Fields refinanced its US$1,200 million 2019 RCF. For the first time, the new facility is linked to the achievement of three of Gold Fields’ key ESG priorities: gender diversity, decarbonisation and water stewardship. Key terms of the new facility are: • A principal loan amount of US$1,200 million, with an option to increase the facility by up to US$400 million. • Maturity of five years, with an option to extend the tenor through two one-year extensions. • A competitive margin, subject to rating margin adjustments and sustainability margin adjustments. Segment reporting The net profit (excluding Asanko) per the income statement reconciles to the net profit in the segmental operating and financial results as follows: Six months ended 30 June 2023 US$’m Net profit 474.6 – Operating segments 494.2 – Corporate and projects (19.6)* Six months ended 30 June 2022 US$’m Net profit 533.6 – Operating segments 583.3 – Corporate and projects (49.7)* • Comprises mainly of non-mine interest and other costs. Martin Preece Interim Chief Executive Officer 17 August 2023 Gold Fields H1 2023Results 24

Gold Fields H1 Results 2023

The financial statements are presented on a condensed consolidated basis.

Income statement

		United States Dollars	
		Six months ended	
Figures in millions unless otherwise stated	Notes	June 2023	June 2022
Revenue	1	**2,266.3**	2,235.3
Cost of sales	2	**(1,362.7)**	(1,300.4)
Cost of sales before amortisation and depreciation		**(939.2)**	(922.6)
Cost of sales before gold inventory change and amortisation and depreciation		**(1,013.5)**	(943.9)
Gold inventory change		**74.3**	21.3
Amortisation and depreciation		**(423.5)**	(377.8)
Investment income	3	**13.4**	3.5
Finance expense	4	**(32.5)**	(38.2)
Share of results of equity-accounted investees, after taxation	5	**9.8**	(5.1)
Gain on foreign exchange		**4.6**	16.0
Gain on financial instruments	6	**—**	23.4
Share-based payments	7	**(4.7)**	(4.1)
Long-term incentive plan	8	**(24.1)**	(11.4)
Other costs, net	9	**(21.0)**	(10.7)
Exploration expenses	10	**(37.6)**	(32.8)
Profit before royalties, taxation and non-recurring items		**811.5**	875.5
Non-recurring items		**(2.1)**	(9.8)
Profit before royalties and taxation		**809.4**	865.7
Royalties	11	**(60.2)**	(58.6)
Profit before taxation		**749.2**	807.1
Mining and income taxation	12	**(274.6)**	(273.5)
Normal taxation		**(252.9)**	(224.2)
Deferred taxation		**(21.7)**	(49.3)
Profit for the period		**474.6**	533.6
Attributable to:			
Owners of the parent		**457.8**	509.7
Non-controlling interest		**16.8**	23.9
Profit attributable to owners of the parent	13.1	**457.8**	509.7
Diluted profit attributable to owners of the parent	13.2	**453.5**	504.9
Basic earnings per share (cents) attributable to owners of the parent	13.1	**51**	57
Diluted earnings per share (cents) attributable to owners of the parent	13.2	**51**	56
Non-IFRS measures and other disclosures			
Non-recurring items:			
Profit/(loss) on disposal of property, plant and equipment		**0.3**	(0.1)
Restructuring costs		**(1.6)**	—
Impairment of investments and assets	14	**(0.2)**	(9.3)
Other		**(0.6)**	(0.4)
Total non-recurring items		**(2.1)**	(9.8)
Taxation on items above		**0.5**	1.4
Non-recurring items after tax		**(1.6)**	(8.4)
Headline earnings attributable to owners of the parent	13.3	**457.7**	518.0
Diluted headline earnings attributable to owners of the parent	13.4	**453.4**	513.2
Headline earnings per share (cents) attributable to owners of the parent	13.3	**51**	58
Diluted headline earnings per share (cents) attributable to owners of the parent	13.4	**51**	57
Normalised profit attributable to owners of the parent		**454.2**	498.4
Normalised profit per share (cents) attributable to owners of the parent		**51**	56
US Dollar/South African Rand conversion rate		**18.21**	15.40
Australian Dollar/US Dollar conversion rate		**0.68**	0.72

Figures may not add as they are rounded independently.

The consolidated financial statements for the six months ended 30 June 2023 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

25

Statement of comprehensive income United States Dollars Six months ended Figures in millions unless otherwise stated June 2023 June 2022 Profit for the period 474.6 533.6 Other comprehensive income, net of tax (180.0) (93.4) Equity investments at FVOCI – net change in fair value* 0.3 (15.5) Taxation on above item* 0.6 0.8 Foreign currency translation adjustments# (180.9) (78.7) Total comprehensive income for the period 294.6 440.2 Attributable to: – Owners of the parent 280.4 416.9 – Non-controlling interests 14.2 23.3 294.6 440.2 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. Gold Fields H1 2023Results 26

Gold Fields H1 Results | 2023

Statement of financial position

Figures in millions unless otherwise stated	United States Dollars June 2023	December 2022
Non-current assets	**6,089.2**	5,535.7
Property, plant and equipment	**4,829.8**	4,815.7
Other non-current assets	**333.5**	304.1
Equity-accounted investees	**616.3**	84.9
Investments	**120.9**	112.1
Loan advanced – contractors	**23.4**	23.4
Deferred taxation	**165.3**	195.5
Current assets	**1,758.1**	1,802.4
Other current assets	**1,107.6**	1,033.0
Cash and cash equivalents[1]	**650.5**	769.4
Total assets	**7,847.3**	7,338.1
Total equity	**4,415.6**	4,339.5
Non-current liabilities	**1,863.1**	2,213.2
Deferred taxation	**392.2**	399.8
Borrowings	**497.3**	1,079.3
Environmental rehabilitation provisions	**372.7**	370.5
Lease liabilities	**334.5**	330.1
Long-term employee benefits	**21.0**	22.4
Windfall contingent consideration and exploration liability	**235.0**	—
Other long-term provisions	**10.4**	11.1
Current liabilities	**1,568.6**	785.4
Other current liabilities	**697.8**	690.7
Current portion of borrowings	**782.6**	—
Current portion of employee benefits	**23.7**	30.6
Current portion of lease liabilities	**64.5**	64.1
Total equity and liabilities	**7,847.3**	7,338.1
Non-IFRS measures and other disclosures		
Net debt	**1,028.4**	704.1
Net debt (excluding lease liabilities)	**629.4**	309.9
US Dollar/South African Rand conversion rate	**18.85**	17.02
Australian Dollar/US Dollar conversion rate	**0.67**	0.68

[1] Cash and cash equivalents include secured cash deposits of US$42.9m (2022: US$28.2m) and US$15.0m (2022: US$10.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are pro-active and not legally required by local legislation.

27

Gold Fields H1 Results 2023

Statement of changes in equity

	United States Dollars				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2022	**3,871.5**	**(2,293.1)**	**2,629.2**	**131.9**	**4,339.5**
Total comprehensive income	—	(177.4)	457.8	14.2	**294.6**
Profit for the period	—	—	457.8	16.8	**474.6**
Other comprehensive income	—	(177.4)	—	(2.6)	**(180.0)**
Dividends declared	—	—	(214.7)	—	**(214.7)**
Dividends declared to non-controlling interest holders	—	—	—	(8.5)	**(8.5)**
Share-based payments	—	4.7	—	—	**4.7**
Balance at 30 June 2023	**3,871.5**	**(2,465.8)**	**2,872.3**	**137.6**	**4,415.6**

	United States Dollars				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2021	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**
Total comprehensive income	—	(92.8)	509.7	23.3	**440.2**
Profit for the period	—	—	509.7	23.9	**533.6**
Other comprehensive income	—	(92.8)	—	(0.6)	**(93.4)**
Dividends declared	—	—	(153.2)	—	**(153.2)**
Dividends declared to non-controlling interest holders	—	—	—	(14.6)	**(14.6)**
Share-based payments	—	4.1	—	—	**4.1**
Balance at 30 June 2022	**3,871.5**	**(2,205.0)**	**2,579.1**	**161.0**	**4,406.6**

28

Statement of cash flows United States Dollars Six months ended Figures in millions unless otherwise stated June 2023 June 2022 Cash flows from operating activities 735.2 871.0 Profit before royalties and taxation 809.4 865.7 Amortisation and depreciation 423.5 377.8 Silicosis payment (0.7) (0.4) Payment of long-term employee benefits (32.0) (32.4) Other non-cash items (39.1) 12.5 South Deep BEE dividend (0.7) (0.9) Change in working capital (159.3) 9.1 Royalties and taxation paid (265.9) (360.4) Dividends paid (223.2) (167.8) Owners of the parent (214.7) (153.2) Non-controlling interest holders (8.5) (14.6) Cash flows from investing activities (773.0) (551.6) Capital expenditure – additions (507.5) (545.0) Capital expenditure – working capital 4.7 25.2 Windfall capital contribution (33.6) — Proceeds on disposal of property, plant and equipment – Windfall 1.1 0.2 Purchase of investments (12.7) (6.4) Purchase of equity accounted investee (221.5) — Proceeds on disposal of investments 1.5 — Contributions to environmental trust funds (5.0) (25.6) Cash flows from financing activities 158.8 68.6 Loans received 468.6 206.5 Loans repaid (274.3) (104.8) Payment of lease liabilities (35.5) (33.1) Net cash (utilised)/generated (102.2) 220.2 Translation adjustment (16.7) (20.8) Net cash (utilised)/generated after translation adjustment (118.9) 199.4 Cash and cash equivalent at beginning of the period 769.4 524.7 Cash and cash equivalent at end of the period 650.5 724.1 Non-IFRS measures and other disclosures Adjusted free cash flow 140.2 292.7 Gold Fields H1 2023Results 29

Gold Fields H1 Results 2023

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated		United States Dollars Six months ended June 2023	June 2022
1.	**Revenue**		
	Revenue from contracts with customers	**2,266.3**	2,235.3
	– Gold[1]	**2,151.7**	2,132.1
	– Copper[2]	**114.6**	103.2
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the Segmental Operating and Financial Results (pages 38 and 41)		
2.	**Cost of sales**		
	Salaries and wages	**(205.4)**	(199.9)
	Consumable stores	**(196.2)**	(187.6)
	Utilities	**(71.8)**	(69.6)
	Mine contractors	**(366.0)**	(322.5)
	Other	**(174.1)**	(164.3)
	Cost of sales before gold inventory change and amortisation and depreciation	**(1,013.5)**	(943.9)
	Gold inventory change	**74.3**	21.3
	Cost of sales before amortisation and depreciation	**(939.2)**	(922.6)
	Amortisation and depreciation	**(423.5)**	(377.8)
	Total cost of sales	**(1,362.7)**	(1,300.4)
3.	**Investment Income**		
	Interest received – environmental trust funds	**1.7**	0.6
	Interest received – cash balances	**11.7**	2.9
	Total investment income	**13.4**	3.5
4.	**Finance expense**		
	Interest expense – borrowings	**(40.3)**	(37.9)
	Interest expense – lease liability	**(11.2)**	(11.3)
	Interest expense – environmental rehabilitation	**(11.0)**	(6.0)
	Unwinding of discount rate on silicosis settlement costs[3]	**(0.4)**	—
	Borrowing costs capitalised[4]	**30.4**	17.0
	Total finance expense	**(32.5)**	(38.2)
5.	**Share of results of equity-accounted investees, after taxation**		
	Far Southeast Gold Resources Incorporated ("FSE")	**(0.7)**	(0.6)
	Asanko Gold Inc (Asanko)	**17.3**	(3.8)
	Windfall Project (Windfall)	**(5.7)**	—
	Lunnon Metals Limited (Lunnon)	**(1.1)**	(0.7)
	Share of results of equity-accounted investees, after taxation	**9.8**	(5.1)

[1] All regions.
[2] Only Peru region (Cerro Corona).
[3] Unwinding of the discount rate on silicosis settlement of US$0.5m for the period ended 30 June 2022 was included in other costs.
[4] General borrowing costs of US$30.4m (June 2022: US$17.0m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 3.3% (June 2022: 3.1%) was applied.

30

Notes to the condensed consolidated financial statements continued United States Dollars Six months ended Figures in millions unless otherwise stated June 2023 June 2022 6. Gain on financial instruments Unrealised gain and prior year mark-to-market reversals on derivative contracts — 8.0 Realised gain on derivative contracts — 15.4 Total gain on financial instruments — 23.4 Hedging/derivatives The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows: • to protect cash flows at times of significant expenditure; • for specific debt servicing requirements; and • to safeguard the viability of higher cost operations. Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows. Derivative instruments There are currently no hedge positions for the period under review. Gold Fields H1 2023Results 31

Gold Fields H1 Results 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated		United States Dollars Six months ended June 2023	United States Dollars Six months ended June 2022
7.	**Share-based payments**		
	Share based payment expense[1]	**(4.7)**	(4.1)
	Total included in profit or loss for the period	**(4.7)**	(4.1)
8.	**Long-term incentive plan**		
	Long-term incentive plan expense[2]	**(24.1)**	(11.4)
	Total included in profit or loss for the period	**(24.1)**	(11.4)
9.	**Included in profit before royalties and taxation are the following**		
	Unwinding of discount on silicosis settlement costs[3,4]	**—**	(0.5)
	Social contributions and sponsorships[3]	**(7.4)**	(7.6)
	Offshore structure costs[3]	**(9.1)**	(7.2)
10.	**Exploration expense**		
	Australia	**(15.1)**	(10.0)
	Ghana	**(4.5)**	(6.3)
	Chile	**(15.3)**	(15.2)
	Peru	**(2.0)**	(1.3)
	Other	**(0.7)**	—
	Total exploration expense	**(37.6)**	(32.8)
11.	**Royalties**		
	Australia	**(25.3)**	(25.0)
	South Africa	**(1.5)**	(1.5)
	Ghana	**(28.6)**	(28.7)
	Peru	**(4.8)**	(3.4)
	Total royalties	**(60.2)**	(58.6)
	Royalty rates		
	Australia[5]	**2.5 %**	2.5%
	South Africa (effective rate)[6]	**0.5 %**	0.5%
	Ghana[7]	**4.1 %**	4.1%
	Peru[8]	**4.0 %**	3.9%

[1] The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the periods ended 30 June 2023 and 2022, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme (LTIP). The plan provides for four types of participation, namely Performance Shares (PS), Retention Shares (RS), Restricted Shares (RSS) and Matching Shares (MS). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company's shareholders.

[2] Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

[3] Included under "Other costs, net" in the consolidated income statement.

[4] Unwinding of the discount on silicosis settlement costs of US$0.5m for the period ended 30 June 2022 was included in net interest expense. Refer note 4.

[5] The Australian operations are subject to a 2.5% (June 2022: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[6] The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5.0% has been introduced on refined minerals. The effective rate of royalty tax payable for the period ended 30 June 2022 was 0.5% of mining revenue (30 June 2022: 0.5%) equalling the minimum charge per the formula.

[7] Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (DA) with the GoG for both the Damang and Tarkwa mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price Low value		Average gold price High value	Royalty rate
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

[8] The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1.0% to 12.0% of the value of operating profit.

32

Gold Fields H1 Results | 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollars Six months ended June 2023	June 2022
12. Mining and income taxation		
The components of mining and income tax are the following:		
South African taxation		
– dividend withholding tax	**(9.0)**	(6.1)
– company and capital gains taxation	**(3.8)**	(1.7)
– non-mining taxation	**(0.2)**	—
– deferred taxation	**(33.9)**	(45.3)
Foreign taxation		
– current taxation	**(239.9)**	(216.4)
– deferred taxation	**12.2**	(4.0)
Total mining and income taxation	**(274.6)**	(273.5)
South Africa – current tax rates		
Mining tax[1]	**Y=34-170/X**	Y=34-170/X
Non-mining tax[2]	**27.0%**	28.0%
Company tax rate	**27.0%**	28.0%
International operations – current tax rates		
Australia	**30.0%**	30.0%
Ghana	**32.5%**	32.5%
Peru	**29.5%**	29.5%

[1] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (GFO) and GFI Joint Venture Holdings (Proprietary) Limited (GFIJVH), owners of the South Deep mine, decreasing from 29.0% at 30 June 2021 to 28.0% at 30 June 2022, amounting to a charge of R76.2m (US$4.9m) through profit or loss for the six month period ended 30 June 2022.
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate will be reduced from 28.0% to 27.0% for tax years ending on after 31 March 2023, and is considered to be substantively enacted.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27.0%, on the basis that these rates are considered to be substantively enacted.

33

Gold Fields H1 Results 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollars Six months ended June 2023	June 2022
13. Earnings per share		
13.1 Basic earnings per share – cents	**51**	57
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$457.8m (June 2022: US$509.7m) by the weighted average number of ordinary shares in issue during the period of 893,093,236 (June 2022: 890,640,752).		
13.2 Diluted earnings per share – cents	**51**	56
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$453.5m (June 2022: US$504.9m) by the diluted weighted average number of ordinary shares in issue during the period of 894,598,728 (June 2022: 894,668,622).		
Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
Profit attributable to owners of the parent	**457.8**	509.7
South Deep minority interest at 10%	**(4.3)**	(4.8)
Diluted profit attributable to owners of the parent	**453.5**	504.9
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
Weighted average number of ordinary shares	**893,093,236**	890,640,752
Share options in issue	**1,505,492**	4,027,870
Diluted weighted average number of ordinary shares	**894,598,728**	894,668,622
13.3 Headline earnings per share – cents	**51**	58
Headline earnings per share is calculated by dividing headline earnings of US$457.7m (June 2022: US$518.0m) by the weighted average number of ordinary shares in issue during the period of 893,093,236 (June 2022: 890,640,752).		
Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
Long-form headline earnings reconciliation		
Profit attributable to owners of the parent	**457.8**	509.7
(Profit)/loss on disposal of assets, net	**(0.2)**	0.1
Gross	**(0.3)**	0.1
Taxation effect	**0.1**	—
Impairment, reversal of impairment and write-off of investments and assets and other, net	**0.1**	8.2
Impairment of investments and assets	**0.2**	9.3
Taxation effect	**(0.1)**	(1.1)
Headline earnings	**457.7**	518.0
13.4 Diluted headline earnings per share – cents	**51**	57
Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$453.4m (June 2022: US$513.2m) by the diluted weighted average number of ordinary shares in issue during the period of 894,598,728 (June 2022: 894,668,622).		
Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
Headline earnings	**457.7**	518.0
South Deep minority interest at 10%	**(4.3)**	(4.8)
Diluted headline earnings	**453.4**	513.2
14. Impairment of investments and assets		
Investments	**—**	(5.7)
Equity-accounted investees		
– Far Southeast Gold Resources Incorporated (FSE)[1]	**—**	(5.7)
Property, plant and equipment	**(0.2)**	(3.6)
Impairment of property, plant and equipment – other[2]	**(0.2)**	(3.6)
Impairment of investments and assets	**(0.2)**	(9.3)

[1] During the six month period ended 30 June 2022, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was impaired by US$5.7m to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal (FVLCOD) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE.

[2] The US$0.2m (June 2022: US$3.6m) in 2023 comprises US$0.1m (June 2022: US$3.0m) impairment of redundant assets in Peru, US$0.1m (June 2022: US$nil) impairment of redundant assets in Australia and US$nil (June 2022: US$0.6m) impairment of redundant assets in Chile.

34

Gold Fields H1 Results | 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	31 Dec 2023	31 Dec 2024	31 Dec 2028	31 Dec 2029	Total
15. Debt maturity ladder					
Uncommitted loan facilities					
Rand debt	1,562.0	—	—	—	**1,562.0**
Rand debt translated to US Dollar	82.9	—	—	—	**82.9**
Total (US$m)	**82.9**	**—**	**—**	**—**	**82.9**
Committed loan facilities					
US Dollar debt	—	749.2	1,200.0	497.2	**2,446.4**
Rand debt	—	—	2,500.0	—	**2,500.0**
A$ Dollar debt	500.0	—	—	—	**500.0**
Rand debt translated to US Dollar	—	—	132.6	—	**132.6**
A$ Dollar debt translated to US Dollar	333.3	—	—	—	**333.3**
Total (US$m)	**333.3**	**749.2**	**1,332.6**	**497.2**	**2,912.3**
Total (US$m) Uncommitted and committed loan facilities	**416.2**	**749.2**	**1,332.6**	**497.2**	**2,995.2**
Utilisation – Uncommitted loan facilities					
Rand debt	—	—	—	—	**—**
Rand debt translated to US Dollar	—	—	—	—	**—**
Total (US$m)	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)					
US Dollar debt	—	582.7	—	497.2	**1,079.9**
Rand debt	—	—	—	—	**—**
A$ Dollar debt	300.0	—	—	—	**300.0**
Rand debt translated to US Dollar	—	—	—	—	**—**
A$ Dollar debt translated to US Dollar	200.0	—	—	—	**200.0**
Total (US$m)	**200.0**	**582.7**	**—**	**497.2**	**1,279.9**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**200.0**	**582.7**	**—**	**497.2**	**1,279.9**

Exchange rate: US$1.00 = R18.85 and US$1.00 = A$0.67 being the closing rates at 30 June 2023.

35

Gold Fields H1 Results 2023

Notes to the condensed consolidated financial statements continued

16. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 30 June 2023 and 31 December 2022.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollars	30 June 2023				31 December 2022			
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	**2.7**	**—**	**2.7**	**—**	2.9	—	2.9	—
Trade receivables from provisional copper sales	**36.0**	**—**	**36.0**	**—**	29.6	—	29.6	—
Investments – listed	**30.0**	**30.0**	**—**	**—**	34.5	34.5	—	—
Asanko redeemable preference shares	**63.4**	**—**	**—**	**63.4**	60.3	—	—	60.3
Financial assets not measured at fair value								
Environmental trust funds	**103.8**	**—**	**103.8**	**—**	95.9	—	95.9	—
Loan advanced – contractor	**23.4**	**—**	**—**	**23.4**	23.4	—	—	23.4
Financial liabilities measured at fair value								
Windfall contingent consideration and exploration liability	**235.0**	**—**	**—**	**235.0**	—	—	—	—
Financial liabilities not measured at fair value								
Borrowings	**1,286.4**	**1,003.0**	**—**	**283.4**	1,089.6	1,006.1	—	83.5

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (LME) and, as such, classified within level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.

Loan advanced – contractor

The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within level 3 of the fair value hierarchy.

Windfall contingent consideration and exploration liability

The fair value is based on the expected cash payments when the EIA and other key permits for the Windfall Project are obtained. The key inputs used in the valuation of the fair value were the probability of success in obtaining the permits, the expected period of time required to obtain the approval and a market related discount rate. Classified within level 3 of the fair value hierarchy.

Borrowings

The five year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

36

Notes to the condensed consolidated financial statements 17. Capital commitments United States Dollars Figures in millions unless otherwise stated June 2023 Dec 2022 Commitments Capital expenditure Contracted for1 154.8 78.1 1 Contracted for capital expenditure includes US$81.0m (2022: US$31.6m) for Salares Norte. Gold Fields H1 2023Results 37

Gold Fields H1 Results 2023

Segmental operating and financial results

		United States Dollars										South African Rand
		Total Mine Operations and projects including Equity-accounted Joint Venture	Total Mine Operations and projects excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	
				Total	Peru	Chile	Ghana				South Africa	South Africa[1]
Figures in millions unless otherwise stated				Total	Cerro Corona	Salares Norte Project	Total	Asanko 45%	Tarkwa	Damang	South Deep	South Deep
Operating results												
Six months to	**June 2023**	**21,465**	**20,105**	**3,326**	**3,326**	**—**	**10,727**	**1,360**	**6,981**	**2,386**	**1,425**	**1,425**
Ore milled/treated (000 tonnes)	Dec 2022	20,990	19,666	3,305	3,305	—	10,806	1,323	7,050	2,432	1,486	1,486
	June 2022	21,209	19,910	3,416	3,416	—	10,617	1,299	6,966	2,351	1,499	1,499
Six months to	**June 2023**	**1.7**	**1.8**	**1.3**	**1.3**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**3.4**	**3.4**
Yield (grams per tonne)	Dec 2022	1.8	1.9	1.2	1.2	—	1.2	0.8	1.2	1.3	3.4	3.4
	June 2022	1.8	1.9	1.2	1.2	—	1.2	1.0	1.1	1.7	3.4	3.4
Six months to	**June 2023**	**1,197.2**	**1,167.3**	**135.3**	**135.3**	**—**	**396.9**	**29.9**	**287.7**	**79.3**	**155.7**	**4,841**
Gold produced (000 managed equivalent ounces)	Dec 2022	1,242.5	1,207.4	130.5	130.5	—	414.2	35.1	274.3	104.8	164.1	5,103
	June 2022	1,245.3	1,203.7	129.9	129.9	—	424.0	41.6	257.3	125.2	163.9	5,097
Six months to	**June 2023**	**1,154.2**	**1,124.4**	**134.6**	**134.6**	**—**	**360.2**	**29.9**	**259.0**	**71.4**	**150.1**	**4,669**
Gold produced (000 attributable equivalent ounces)	Dec 2022	1,198.1	1,163.0	129.9	129.9	—	376.3	35.1	246.9	94.3	158.2	4,921
	June 2022	1,200.5	1,159.0	129.3	129.3	—	385.8	41.6	231.5	112.7	158.0	4,915
Six months to	**June 2023**	**1,206.5**	**1,175.8**	**138.3**	**138.3**	**—**	**401.3**	**30.6**	**290.3**	**80.4**	**152.5**	**4,743**
Gold sold (000 managed equivalent ounces)	Dec 2022	1,230.3	1,194.4	129.6	129.6	—	411.4	35.9	271.8	103.7	164.1	5,103
	June 2022	1,247.1	1,207.5	130.5	130.5	—	422.1	39.7	257.3	125.2	163.9	5,097
Six months to	**June 2023**	**1,927**	**1,927**	**1,878**	**1,878**	**—**	**1,933**	**1,898**	**1,936**	**1,935**	**1,910**	**1,118,515**
Gold price received (Dollar per equivalent ounce)	Dec 2022	1,717	1,717	1,674	1,674	—	1,726	1,691	1,729	1,728	1,715	960,761
	June 2022	1,851	1,851	1,668	1,668	—	1,877	1,842	1,881	1,881	1,871	926,383
Six months to	**June 2023**	**49**	**50**	**34**	**34**	**—**	**33**	**22**	**32**	**41**	**110**	**2,008**
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Dec 2022	48	50	36	36	—	32	21	32	37	107	1,852
	June 2022	47	47	31	31	—	31	34	26	44	111	1,709
Six months to	**June 2023**	**1,195**	**1,192**	**991**	**168**	**—**	**1,194**	**1,319**	**1,181**	**1,193**	**1,387**	**811,816**
AISC (Dollar per ounce)	Dec 2022	1,048	1,043	466	308	—	1,179	1,195	1,194	1,135	1,229	688,939
	June 2022	1,137	1,125	312	312	—	1,197	1,482	1,306	884	1,359	672,915
Six months to	**June 2023**	**1,377**	**1,376**	**3,042**	**307**	**—**	**1,210**	**1,435**	**1,181**	**1,230**	**1,387**	**811,816**
Total AIC (Dollar per ounce)	Dec 2022	1,274	1,274	3,081	487	—	1,210	1,279	1,194	1,227	1,287	721,616
	June 2022	1,341	1,332	2,968	397	—	1,230	1,576	1,306	964	1,425	705,623

38

Gold Fields H1 Results 2023

				United States Dollars								South African Rand
		Total Mine Operations and projects including Equity-accounted Joint Venture	Total Mine Operations and projects excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	
				Total	Peru	Chile		Ghana			South Africa	South Africa[1]
Figures in millions unless otherwise stated				Total	Cerro Corona	Salares Norte Project	Total	Asanko 45%	Tarkwa	Damang	South Deep	South Deep
Financial results (US$ millions)												
Six months to	**June 2023**	**2,324.5**	**2,266.3**	**259.6 ***	**259.6 ***	**—**	**775.7**	**58.2**	**562.0**	**155.6**	**291.3**	**5,305.5**
Revenue	Dec 2022	2,111.9	2,051.3	217.0 *	217.0 *	—	709.9	60.6	469.9	179.3	281.3	4,902.4
	June 2022	2,308.4	2,235.3	217.7 *	217.7 *	—	792.4	73.1	483.8	235.5	306.6	4,722.2
Six months to	**June 2023**	**(970.9)**	**(939.4)**	**(88.8)**	**(95.0)**	**6.2**	**(288.4)**	**(31.4)**	**(177.0)**	**(80.0)**	**(168.8)**	**(3,074.7)**
Cost of sales before amortisation and depreciation	Dec 2022	(874.8)	(840.8)	(77.0)	(82.1)	5.1	(303.5)	(34.0)	(185.9)	(83.6)	(147.8)	(2,580.1)
	June 2022	(970.8)	(922.6)	(93.3)	(93.3)	—	(302.3)	(48.2)	(185.4)	(68.6)	(166.1)	(2,558.3)
Six months to	**June 2023**	**(1,043.2)**	**(1,013.7)**	**(113.8)**	**(111.6)**	**(2.2)**	**(349.3)**	**(29.5)**	**(221.2)**	**(98.6)**	**(157.1)**	**(2,861.5)**
Cost of sales before gold inventory change and amortisation and depreciation	Dec 2022	(1,015.6)	(987.6)	(122.2)	(117.7)	(4.6)	(343.9)	(28.0)	(226.8)	(89.1)	(158.3)	(2,753.1)
	June 2022	(988.7)	(943.9)	(107.3)	(107.3)	—	(329.1)	(44.8)	(180.1)	(104.2)	(166.3)	(2,560.6)
Six months to	**June 2023**	**72.3**	**74.3**	**25.0**	**16.6**	**8.4**	**60.9**	**(2.0)**	**44.2**	**18.6**	**(11.7)**	**(213.2)**
– Gold inventory change	Dec 2022	140.8	146.8	45.3	35.6	9.7	40.4	(6.0)	40.9	5.5	10.6	173.0
	June 2022	17.9	21.3	14.0	14.0	—	26.9	(3.4)	(5.3)	35.6	0.1	2.3
Six months to	**June 2023**	**(418.2)**	**(416.4)**	**(68.5)**	**(61.6)**	**(6.8)**	**(181.0)**	**(1.7)**	**(134.2)**	**(45.1)**	**(26.9)**	**(489.3)**
Amortisation of mining assets	Dec 2022	(462.0)	(459.9)	(72.7)	(66.2)	(6.4)	(180.4)	(2.1)	(136.3)	(42.1)	(26.7)	(461.2)
	June 2022	(377.9)	(369.4)	(59.4)	(59.4)	—	(147.9)	(8.6)	(84.3)	(55.1)	(25.1)	(386.8)
Six months to	**June 2023**	**(85.5)**	**(83.9)**	**(14.6)**	**(14.0)**	**(0.5)**	**(32.7)**	**(1.7)**	**(21.2)**	**(9.9)**	**(1.0)**	**(18.9)**
Other expenses	Dec 2022	(86.7)	(82.5)	(25.0)	(14.1)	(10.8)	(27.4)	(4.2)	(14.6)	(8.7)	(2.5)	(42.4)
	June 2022	(50.0)	(38.8)	(26.8)	(7.4)	(19.4)	(6.8)	(11.2)	6.5	(2.1)	(1.2)	(18.7)
Six months to	**June 2023**	**849.9**	**826.6**	**87.8**	**88.9**	**(1.2)**	**273.6**	**23.3**	**229.7**	**20.6**	**94.6**	**1,722.6**
Profit/(loss) before royalties and taxation	Dec 2022	688.5	668.1	42.4	54.5	(12.1)	198.5	20.4	133.1	45.0	104.3	1,818.7
	June 2022	909.7	904.6	38.2	57.6	(19.4)	335.4	5.1	220.6	109.7	114.2	1,758.4
Six months to	**June 2023**	**(317.6)**	**(314.5)**	**(43.9)**	**(48.4)**	**4.5**	**(109.4)**	**(3.1)**	**(92.9)**	**(13.4)**	**(28.0)**	**(510.6)**
Royalties, mining and income taxation	Dec 2022	(146.1)	(143.0)	(0.7)	(4.3)	3.6	5.2	(3.0)	30.9	(22.7)	(28.6)	(509.9)
	June 2022	(319.8)	(316.1)	(9.8)	(14.4)	4.6	(122.5)	(3.7)	(79.1)	(39.7)	(43.4)	(668.2)
Six months to	**June 2023**	**(141.7)**	**(141.7)**	**(43.9)**	**(43.9)**	**—**	**(97.5)**	**—**	**(79.0)**	**(18.5)**	**(0.2)**	**(4.5)**
– Normal taxation	Dec 2022	(273.6)	(273.6)	(12.2)	(11.0)	(1.1)	(79.3)	—	(60.7)	(18.6)	—	—
	June 2022	(117.2)	(117.2)	(32.4)	(32.4)	—	(84.9)	—	(49.9)	(35.0)	—	—
Six months to	**June 2023**	**(63.4)**	**(60.2)**	**(4.8)**	**(4.8)**	**—**	**(31.8)**	**(3.1)**	**(22.5)**	**(6.2)**	**(1.5)**	**(26.5)**
– Royalties	Dec 2022	(54.8)	(51.8)	(2.5)	(2.5)	—	(29.0)	(3.0)	(18.8)	(7.2)	(1.4)	(24.5)
	June 2022	(62.3)	(58.6)	(3.3)	(3.3)	—	(32.4)	(3.7)	(19.4)	(9.4)	(1.5)	(23.6)
Six months to	**June 2023**	**(112.5)**	**(112.5)**	**4.8**	**0.3**	**4.5**	**20.0**	**—**	**8.6**	**11.4**	**(26.3)**	**(479.6)**
– Deferred taxation	Dec 2022	182.4	182.4	14.0	9.3	4.7	113.5	—	110.4	3.2	(27.2)	(485.4)
	June 2022	(140.2)	(140.2)	25.9	21.3	4.6	(5.1)	—	(9.9)	4.7	(41.9)	(644.6)
Six months to	**June 2023**	**532.3**	**512.1**	**43.9**	**40.6**	**3.3**	**164.2**	**20.2**	**136.8**	**7.2**	**66.6**	**1,212.0**
Profit/(loss) before non-recurring items	Dec 2022	542.4	525.1	41.7	50.2	(8.5)	203.8	17.4	164.1	22.3	75.8	1,308.9
	June 2022	589.9	588.5	28.4	43.2	(14.8)	213.0	1.4	141.5	70.0	70.8	1,090.1
Six months to	**June 2023**	**(17.9)**	**(17.9)**	**(15.4)**	**(0.1)**	**(15.3)**	**(1.6)**	**—**	**(1.6)**	**0.1**	**—**	**—**
Non-recurring items	Dec 2022	(398.6)[2]	(398.6)[2]	(62.5)[2]	(62.5)[2]	—	(344.1)[2]	—	(337.7)[2]	(6.4)	0.1	2.0
	June 2022	(5.2)	(5.2)	(3.6)	(3.0)	(0.6)	(0.9)	—	(0.6)	(0.3)	0.1	0.9
Six months to	**June 2023**	**514.4**	**494.2**	**28.5**	**40.5**	**(12.0)**	**162.6**	**20.2**	**135.2**	**7.2**	**66.6**	**1,212.0**
Net profit/(loss)	Dec 2022	143.8	126.4	(20.8)	(12.3)	(8.5)	(140.4)	17.4	(173.6)	15.9	75.9	1,310.8
	June 2022	584.8	583.3	24.8	40.2	(15.4)	212.0	1.4	140.9	69.7	70.8	1,091.0
Six months to	**June 2023**	**(514.1)**	**(506.8)**	**(199.6)**	**(20.1)**	**(179.6)**	**(132.5)**	**(7.4)**	**(121.7)**	**(3.5)**	**(36.2)**	**(658.5)**
Capital expenditure	Dec 2022	(527.8)	(522.7)	(181.3)	(29.6)	(151.6)	(140.8)	(5.1)	(108.8)	(27.0)	(55.2)	(965.3)
	June 2022	(547.0)	(544.3)	(161.5)	(16.4)	(145.1)	(156.0)	(2.7)	(120.2)	(33.1)	(63.5)	(978.0)

The average US Dollar/Rand exchange rates for the six months were US$1 = R18.21 for June 2023, US$1 = R17.33 for December 2022 and US$1 = R15.40 for June 2022.
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.68 for June 2023, A$1 = US$0.67 for December 2022 and A$1 = US$0.72 for June 2022.
* Included in total revenue is copper revenue of US$114.6m (Six months to December 2022: US$98.4m and six months to June 2022: US$103.2m).
[1] For South Africa, all financial numbers are in Rand and Rand per kilogram.
[2] Non-recurring items consist mainly out of impairments raised on the Tarkwa (US$325m) and Cerro Corona (US$63m) cash generating units.
Figures may not add as they are rounded independently.

39

Gold Fields H1 Results 2023

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollars					Australian Dollars				
		Australia Region					Australia Region[2]				
		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results											
Six months to	**June 2023**	**5,987**	**673**	**2,059**	**860**	**2,395**	**5,987**	**673**	**2,059**	**860**	**2,395**
Ore milled/treated (000 tonnes)	Dec 2022	5,392	615	1,816	806	2,155	5,392	615	1,816	806	2,155
	June 2022	5,679	584	2,041	777	2,277	5,679	584	2,041	777	2,277
Six months to	**June 2023**	**2.6**	**5.2**	**2.8**	**4.8**	**1.0**	**2.6**	**5.2**	**2.8**	**4.8**	**1.0**
Yield (grams per tonne)	Dec 2022	3.1	6.0	3.2	5.8	1.1	3.1	6.0	3.2	5.8	1.1
	June 2022	2.9	6.4	2.9	5.5	1.1	2.9	6.4	2.9	5.5	1.1
Six months to	**June 2023**	**509.3**	**111.7**	**184.2**	**134.1**	**79.3**	**509.3**	**111.7**	**184.2**	**134.1**	**79.3**
Gold produced (000 managed equivalent ounces)	Dec 2022	533.7	118.8	186.4	149.6	78.9	533.7	118.8	186.4	149.6	78.9
	June 2022	527.4	120.5	190.3	138.3	78.4	527.4	120.5	190.3	138.3	78.4
Six months to	**June 2023**	**509.3**	**111.7**	**184.2**	**134.1**	**79.3**	**509.3**	**111.7**	**184.2**	**134.1**	**79.3**
Gold produced (000 attributable equivalent ounces)	Dec 2022	533.7	118.8	186.4	149.6	78.9	533.7	118.8	186.4	149.6	78.9
	June 2022	527.4	120.5	190.3	138.3	78.4	527.4	120.5	190.3	138.3	78.4
Six months to	**June 2023**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**
Gold sold (000 managed equivalent ounces)	Dec 2022	525.2	117.7	181.5	149.1	76.8	525.2	117.7	181.5	149.1	76.8
	June 2022	530.6	121.0	191.7	138.3	79.6	530.6	121.0	191.7	138.3	79.6
Six months to	**June 2023**	**1,940**	**1,944**	**1,934**	**1,945**	**1,936**	**2,872**	**2,879**	**2,864**	**2,880**	**2,867**
Gold price received (Dollar per equivalent ounce)	Dec 2022	1,721	1,717	1,722	1,722	1,721	2,583	2,579	2,590	2,576	2,586
	June 2022	1,869	1,866	1,868	1,869	1,876	2,600	2,596	2,599	2,600	2,609
Six months to	**June 2023**	**71**	**145**	**77**	**131**	**23**	**105**	**214**	**113**	**194**	**34**
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Dec 2022	73	146	81	119	27	108	218	120	179	41
	June 2022	68	160	63	139	25	95	223	87	193	35
Six months to	**June 2023**	**1,169**	**1,238**	**1,165**	**1,161**	**1,092**	**1,729**	**1,831**	**1,723**	**1,719**	**1,616**
AISC (Dollar per ounce)	Dec 2022	964	1,071	863	987	994	1,451	1,611	1,312	1,476	1,487
	Jun 2022	1,117	1,188	1,185	1,047	967	1,554	1,652	1,649	1,456	1,345
Six months to	**June 2023**	**1,270**	**1,377**	**1,256**	**1,293**	**1,114**	**1,879**	**2,038**	**1,858**	**1,913**	**1,648**
Total AIC (Dollar per ounce)	Dec 2022	1,087	1,242	968	1,148	1,015	1,634	1,867	1,465	1,716	1,517
	June 2022	1,211	1,353	1,233	1,196	969	1,685	1,882	1,715	1,663	1,348
Financial results (US$ millions)											
Six months to	**June 2023**	**997.8**	**219.4**	**361.9**	**261.5**	**155.0**	**1,477.2**	**324.8**	**535.8**	**387.1**	**229.6**
Revenue	Dec 2022	903.8	202.1	312.6	256.7	132.3	1,356.6	303.6	470.1	384.1	198.8
	June 2022	991.7	225.8	358.2	258.5	149.3	1,379.6	314.1	498.3	359.6	207.7
Six months to	**June 2023**	**(424.8)**	**(96.2)**	**(158.3)**	**(112.1)**	**(58.2)**	**(628.6)**	**(142.4)**	**(234.2)**	**(165.9)**	**(86.1)**
Cost of sales before amortisation and depreciation	Dec 2022	(346.7)	(87.9)	(111.4)	(97.5)	(49.9)	(521.9)	(131.9)	(169.0)	(146.3)	(74.7)
	June 2022	(409.1)	(96.4)	(156.6)	(105.5)	(50.7)	(569.1)	(134.1)	(217.8)	(146.8)	(70.5)
Six months to	**June 2023**	**(422.9)**	**(97.3)**	**(157.6)**	**(112.5)**	**(55.5)**	**(625.8)**	**(144.0)**	**(233.2)**	**(166.4)**	**(82.2)**
Cost of sales before gold inventory change and amortisation and depreciation	Dec 2022	(391.2)	(89.5)	(146.4)	(96.3)	(59.0)	(585.0)	(134.1)	(218.1)	(144.7)	(88.1)
	June 2022	(386.0)	(93.6)	(127.6)	(108.0)	(56.8)	(537.0)	(130.2)	(177.5)	(150.3)	(79.0)
Six months to	**June 2023**	**(1.9)**	**1.1**	**(0.7)**	**0.4**	**(2.6)**	**(2.8)**	**1.7**	**(1.1)**	**0.5**	**(3.9)**
– Gold inventory change	Dec 2022	44.5	1.6	35.0	(1.2)	9.1	63.0	2.2	49.1	(1.6)	13.4
	June 2022	(23.1)	(2.8)	(29.0)	2.5	6.1	(32.1)	(3.9)	(40.3)	3.5	8.5
Six months to	**June 2023**	**(141.8)**					**(209.8)**				
Amortisation of mining assets	Dec 2022	(182.2)					(270.6)				
	June 2022	(145.5)					(202.4)				
Six months to	**June 2023**	**(37.2)**					**(55.0)**				
Other expenses	Dec 2022	(31.7)					(46.6)				
	June 2022	(15.2)					(21.2)				
Six months to	**June 2023**	**394.0**					**583.7**				
Profit/(loss) before royalties and taxation	Dec 2022	343.2					517.5				
	June 2022	421.9					586.9				
Six months to	**June 2023**	**(136.3)**					**(201.6)**				
Royalties, mining and income taxation	Dec 2022	(122.0)					(183.7)				
	June 2022	(144.2)					(200.6)				

40

Gold Fields H1 Results 2023

Figures in millions unless otherwise stated		United States Dollars Total	Australia Region Agnew	St Ives	Granny Smith	Gruyere 50%	Australian Dollars Total	Australia Region[2] Agnew	St Ives	Granny Smith	Gruyere 50%
Financial results (US$ millions) continued											
Six months to	**June 2023**	**—**					**—**				
– Normal taxation	Dec 2022	(182.2)					(263.0)				
	June 2022	—					—				
Six months to	**June 2023**	**(25.3)**					**(37.5)**				
– Royalties	Dec 2022	(21.8)					(32.8)				
	June 2022	(25.0)					(34.8)				
Six months to	**June 2023**	**(111.0)**					**(164.2)**				
– Deferred taxation	Dec 2022	82.0					112.2				
	June 2022	(119.2)					(165.8)				
Six months to	**June 2023**	**257.7**					**382.1**				
Profit/(loss) before non-recurring items	Dec 2022	221.2					333.8				
	June 2022	277.7					386.3				
Six months to	**June 2023**	**(0.9)**					**(1.3)**				
Non-recurring items	Dec 2022	7.8					11.3				
	June 2022	(0.7)					(0.9)				
Six months to	**June 2023**	**256.8**					**380.7**				
Net profit/(loss)	Dec 2022	229.1					345.1				
	June 2022	277.1					385.4				
Six months to	**June 2023**	**(145.8)**	**(37.1)**	**(48.5)**	**(42.2)**	**(18.0)**	**(215.8)**	**(54.9)**	**(71.7)**	**(62.5)**	**(26.7)**
Capital expenditure	Dec 2022	(150.5)	(35.7)	(41.4)	(56.3)	(17.1)	(226.0)	(54.1)	(63.0)	(83.5)	(25.6)
	June 2022	(166.0)	(49.4)	(59.3)	(41.5)	(15.9)	(231.0)	(68.8)	(82.5)	(57.7)	(22.1)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then offset tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[2] For Australia, all financial numbers are in Australian Dollar.

Figures may not add as they are rounded independently.

41

Gold Fields H1 Results 2023

All-in cost

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group including equity-accounted Joint Venture	Total Mine Operations and projects Including Equity-accounted Joint Venture	Total Mine Operations and projects Excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region
						Peru	Chile	Ghana				
					Total[2]	Cerro Corona	Salares Norte[1]	Total	Asanko 45%	Tarkwa	Damang	South Deep
Six months to	**June 2023**	**(1,043.2)**	**(1,043.2)**	**(1,013.7)**	**(113.8)**	**(111.6)**	**(2.2)**	**(349.3)**	**(29.5)**	**(221.2)**	**(98.6)**	**(157.1)**
Cost of sales before gold inventory change and amortisation and depreciation	Dec 2022	(1,011.1)	(1,011.1)	(983.1)	(117.7)	(117.7)	—	(343.9)	(28.0)	(226.8)	(89.1)	(158.3)
	June 2022	(988.7)	(988.7)	(943.9)	(107.3)	(107.3)	—	(329.1)	(44.8)	(180.1)	(104.2)	(166.3)
Six months to	**June 2023**	**66.1**	**66.1**	**68.1**	**18.8**	**16.6**	**2.2**	**60.9**	**(2.0)**	**44.2**	**18.6**	**(11.7)**
Gold inventory change	Dec 2022	135.6	135.6	141.6	40.1	35.6	4.5	40.4	(6.0)	40.9	5.5	10.6
	June 2022	17.9	17.9	21.3	14.0	14.0	—	26.9	(3.4)	(5.3)	35.6	0.1
Six months to	**June 2023**	**(63.4)**	**(63.4)**	**(60.2)**	**(4.8)**	**(4.8)**	**—**	**(31.8)**	**(3.1)**	**(22.5)**	**(6.2)**	**(1.5)**
Royalties	Dec 2022	(54.8)	(54.8)	(51.8)	(2.5)	(2.5)	—	(29.0)	(3.0)	(18.8)	(7.2)	(1.4)
	June 2022	(62.3)	(62.3)	(58.6)	(3.3)	(3.3)	—	(32.4)	(3.7)	(19.4)	(9.4)	(1.5)
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Realised gains/(losses) on commodity cost hedges	Dec 2022	13.0	13.0	13.0	—	—	—	8.2	—	5.9	2.3	—
	June 2022	13.7	13.7	13.7	—	—	—	8.3	—	5.6	2.7	—
Six months to	**June 2023**	**(7.4)**	**(7.4)**	**(7.4)**	**(1.9)**	**(1.9)**	**—**	**(3.7)**	**—**	**(3.4)**	**(0.3)**	**(1.7)**
Community/social responsibility costs	Dec 2022	(10.5)	(10.5)	(10.5)	(5.6)	(5.6)	—	(2.5)	—	(1.9)	(0.6)	(2.5)
	June 2022	(7.7)	(7.7)	(7.7)	(1.8)	(1.8)	—	(5.0)	—	(3.3)	(1.6)	(0.9)
Six months to	**June 2023**	**(4.7)**	**(2.0)**	**(2.0)**	**(0.8)**	**(0.8)**	**(0.1)**	**(0.4)**	**—**	**(0.4)**	**—**	**(0.2)**
Non-cash remuneration (share-based payments)	Dec 2022	(2.8)	(1.6)	(1.6)	(0.5)	(0.5)	—	(0.1)	—	—	—	(0.8)
	June 2022	(4.0)	(1.5)	(1.5)	(0.6)	(0.6)	—	(0.3)	—	(0.2)	(0.1)	(0.1)
Six months to	**June 2023**	**(24.1)**	**(21.1)**	**(21.1)**	**(3.9)**	**(2.6)**	**(1.4)**	**(3.4)**	**—**	**(2.3)**	**(1.0)**	**(3.4)**
Cash remuneration (long-term incentive plan)	Dec 2022	(17.1)	(12.4)	(12.4)	(1.9)	(1.9)	—	(2.6)	—	(2.0)	(0.5)	(3.8)
	June 2022	(11.2)	(11.5)	(11.5)	(2.4)	(2.4)	—	(0.4)	—	(0.1)	(0.3)	(1.6)
Six months to	**June 2023**	**(15.6)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Other	Dec 2022	(10.8)	(3.1)	(3.1)	(4.6)	—	(4.6)	1.5	—	1.5	—	—
	June 2022	(10.9)	(1.5)	(1.5)	—	—	—	(1.5)	—	(1.5)	—	—
Six months to	**June 2023**	**116.9**	**116.9**	**116.8**	**114.6**	**114.6**	**—**	**0.8**	**0.1**	**0.6**	**0.1**	**0.3**
By-product credits	Dec 2022	100.5	100.5	100.4	98.4	98.4	—	0.8	0.1	0.6	0.1	0.4
	June 2022	105.4	105.4	105.2	103.2	103.2	—	0.8	0.1	0.5	0.1	0.3
Six months to	**June 2023**	**(18.7)**	**(18.7)**	**(18.2)**	**(9.8)**	**(8.8)**	**(1.0)**	**(3.6)**	**(0.5)**	**(1.8)**	**(1.3)**	**—**
Rehabilitation amortisation and interest	Dec 2022	(15.3)	(15.3)	(14.7)	(6.7)	(6.7)	—	(4.6)	(0.7)	(2.6)	(1.3)	—
	June 2022	(16.8)	(16.8)	(16.3)	(7.9)	(7.9)	—	(4.5)	(0.5)	(2.5)	(1.6)	—
Six months to	**June 2023**	**(344.2)**	**(343.4)**	**(338.2)**	**(68.1)**	**(11.9)**	**(56.3)**	**(130.3)**	**(5.2)**	**(121.7)**	**(3.5)**	**(36.2)**
Sustaining capital expenditure	Dec 2022	(319.7)	(318.3)	(315.2)	(29.6)	(18.9)	(10.7)	(133.6)	(3.1)	(108.8)	(21.8)	(45.7)
	June 2022	(341.8)	(341.1)	(339.2)	(12.4)	(12.4)	—	(149.9)	(1.8)	(120.2)	(27.9)	(52.7)
Six months to	**June 2023**	**(46.9)**	**(45.8)**	**(45.6)**	**(2.2)**	**(1.1)**	**(1.1)**	**(16.6)**	**(0.2)**	**(12.8)**	**(3.6)**	**—**
Lease payments	Dec 2022	(44.8)	(43.7)	(41.5)	(1.1)	(1.1)	—	(16.9)	(2.2)	(9.5)	(5.1)	—
	June 2022	(47.3)	(46.1)	(41.4)	(1.1)	(1.1)	—	(18.1)	(4.7)	(9.4)	(4.0)	—
Six months to	**June 2023**	**(1.5)**	**(1.5)**	**(1.5)**	**—**	**—**	**—**	**(1.5)**	**—**	**(1.5)**	**—**	**—**
Exploration, feasibility and evaluation costs	Dec 2022	(3.0)	(3.0)	(3.0)	—	—	—	(3.0)	—	(3.0)	—	—
	June 2022	—	—	—	—	—	—	—	—	—	—	—
Six months to	**June 2023**	**(1,386.6)**	**(1,363.5)**	**(1,323.1)**	**(72.0)**	**(12.2)**	**(59.8)**	**(479.0)**	**(40.4)**	**(342.7)**	**(95.9)**	**(211.5)**
AISC	Dec 2022	(1,240.9)	(1,224.7)	(1,181.8)	(31.7)	(20.9)	(10.7)	(485.1)	(42.8)	(324.5)	(117.8)	(201.6)
	June 2022	(1,353.7)	(1,340.1)	(1,281.3)	(19.5)	(19.5)	—	(505.3)	(58.8)	(335.9)	(110.6)	(222.7)
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Realised gains/(losses) on capital cost hedges	Dec 2022	(6.3)	(6.3)	(6.3)	(6.3)	—	(6.3)	—	—	—	—	—
	June 2022	1.6	1.6	1.6	1.6	—	1.6	—	—	—	—	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Non-cash remuneration (share-based payments)	Dec 2022	(0.1)	(0.1)	(0.1)	(0.1)	—	(0.1)	—	—	—	—	—
	June 2022	(0.1)	(0.1)	(0.1)	(0.1)	—	(0.1)	—	—	—	—	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Cash remuneration (long-term incentive plan)	Dec 2022	(0.5)	(0.5)	(0.5)	(0.5)	—	(0.5)	—	—	—	—	—
	June 2022	(0.2)	(0.2)	(0.2)	(0.2)	—	(0.2)	—	—	—	—	—

42

Gold Fields H1 Results | 2023

United States Dollars

Figures in millions unless otherwise stated		Total Group including equity-accounted Joint Venture	Total Mine Operations and projects Including Equity-accounted Joint Venture	Total Mine Operations and projects Excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region
						Peru	Chile	Ghana				
					Total[2]	Cerro Corona	Salares Norte[1]	Total	Asanko 45%	Tarkwa	Damang	South Deep
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Other	Dec 2022	—	—	—	—	—	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—	—	—	—	—	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Lease payments	Dec 2022	(0.8)	(0.8)	(0.8)	(0.8)	—	(0.8)	—	—	—	—	—
	June 2022	(1.8)	(1.8)	(1.8)	(1.8)	—	(1.8)	—	—	—	—	—
Six months to	**June 2023**	**(37.5)**	**(36.9)**	**(35.5)**	**(17.3)**	**(2.0)**	**(15.3)**	**(4.4)**	**(1.4)**	**—**	**(3.0)**	**—**
Exploration, feasibility and evaluation costs	Dec 2022	(47.7)	(47.5)	(46.4)	(18.5)	(1.5)	(17.0)	(5.4)	(1.0)	—	(4.3)	—
	June 2022	(34.2)	(34.3)	(31.4)	(16.6)	(1.3)	(15.2)	(7.7)	(2.9)	—	(4.8)	—
Six months to	**June 2023**	**(170.7)**	**(170.7)**	**(168.5)**	**(131.5)**	**(8.2)**	**(123.3)**	**(2.2)**	**(2.2)**	**—**	**—**	**—**
Non-sustaining capital expenditure	Dec 2022	(209.6)	(209.6)	(207.6)	(151.7)	(10.8)	(140.9)	(7.2)	(2.0)	—	(5.2)	(9.5)
	June 2022	(205.9)	(205.9)	(205.1)	(149.1)	(4.0)	(145.1)	(6.0)	(0.8)	—	(5.2)	(10.8)
Six months to	**June 2023**	**(1,594.7)**	**(1,571.1)**	**(1,527.1)**	**(220.8)**	**(22.3)**	**(198.4)**	**(485.6)**	**(44.0)**	**(342.7)**	**(98.9)**	**(211.5)**
Total AIC	Dec 2022	(1,505.9)	(1,489.4)	(1,443.5)	(209.5)	(33.2)	(176.4)	(497.7)	(45.9)	(324.5)	(127.3)	(211.1)
	June 2022	(1,594.3)	(1,580.8)	(1,518.2)	(185.6)	(24.8)	(160.8)	(519.1)	(62.5)	(335.9)	(120.7)	(233.6)
Six months to	**June 2023**	**(1,386.6)**	**(1,363.5)**	**(1,323.1)**	**(72.0)**	**(12.2)**	**(59.8)**	**(479.0)**	**(40.4)**	**(342.7)**	**(95.9)**	**(211.5)**
Total AISC	Dec 2022	(1,240.9)	(1,224.7)	(1,181.8)	(31.7)	(20.9)	(10.7)	(485.1)	(42.8)	(324.5)	(117.8)	(201.6)
	June 2022	(1,353.7)	(1,340.1)	(1,281.3)	(19.5)	(19.5)	—	(505.3)	(58.8)	(335.9)	(110.6)	(222.7)
Six months to	**June 2023**	**1,140.8**	**1,140.8**	**1,110.1**	**72.6**	**72.6**	**—**	**401.3**	**30.6**	**290.3**	**80.4**	**152.5**
Gold only ounces sold – (000 ounces)	Dec 2022	1,168.7	1,168.7	1,132.8	68.0	68.0	—	411.4	35.9	271.8	103.7	164.1
	June 2022	1,179.1	1,179.1	1,139.5	62.5	62.5	—	422.1	39.7	257.3	125.2	163.9
Six months to	**June 2023**	**1,215**	**1,195**	**1,192**	**991**	**168**	**—**	**1,194**	**1,319**	**1,181**	**1,193**	**1,387**
AISC per ounce of gold sold US$/oz	Dec 2022	1,062	1,048	1,043	466	308	—	1,179	1,195	1,194	1,135	1,229
	June 2022	1,148	1,137	1,125	312	312	—	1,197	1,482	1,306	884	1,359
Six months to	**June 2023**	**(1,594.7)**	**(1,571.1)**	**(1,527.1)**	**(220.8)**	**(22.3)**	**(198.4)**	**(485.6)**	**(44.0)**	**(342.7)**	**(98.9)**	**(211.5)**
Total AIC	Dec 2022	(1,505.9)	(1,489.4)	(1,443.5)	(209.5)	(33.2)	(176.4)	(497.7)	(45.9)	(324.5)	(127.3)	(211.1)
	June 2022	(1,594.3)	(1,580.8)	(1,518.2)	(185.6)	(24.8)	(160.8)	(519.1)	(62.5)	(335.9)	(120.7)	(233.6)
Six months to	**Jun 2023**	**1,140.8**	**1,140.8**	**1,110.1**	**72.6**	**72.6**	**—**	**401.3**	**30.6**	**290.3**	**80.4**	**152.5**
Gold only ounces sold – (000 ounces)	Dec 2022	1,168.7	1,168.7	1,132.8	68.0	68.0	—	411.4	35.9	271.8	103.7	164.1
	June 2022	1,179.1	1,179.1	1,139.5	62.5	62.5	—	422.1	39.7	257.3	125.2	163.9
Six months to	**June 2023**	**1,398**	**1,377**	**1,376**	**3,042**	**307**	**—**	**1,210**	**1,435**	**1,181**	**1,230**	**1,387**
AIC per ounce of gold sold US$/oz	Dec 2022	1,289	1,274	1,274	3,081	487	—	1,210	1,279	1,194	1,227	1,287
	June 2022	1,352	1,341	1,332	2,970	397	—	1,230	1,576	1,306	964	1,425

[1] The comparatives for Salares Norte have been reclassified from the Corporate and Projects segment

[2] Includes all-in-cost with no gold sold for Salares Norte as the project is still under construction.

43

Gold Fields H1 Results 2023

All-in cost continued

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated			Australia Region				
			Australia				
		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Corporate and projects
Six months to	**June 2023**	**(422.9)**	**(97.3)**	**(157.6)**	**(112.5)**	**(55.5)**	**—**
Cost of sales before gold inventory change and amortisation and depreciation	Dec 2022	(391.2)	(89.5)	(146.4)	(96.3)	(59.0)	—
	June 2022	(386.0)	(93.6)	(127.6)	(108.0)	(56.8)	—
Six months to	**June 2023**	**(1.9)**	**1.1**	**(0.7)**	**0.4**	**(2.6)**	**—**
Gold inventory change	Dec 2022	44.5	1.6	35.0	(1.2)	9.1	—
	June 2022	(23.1)	(2.8)	(29.0)	2.5	6.1	—
Six months to	**June 2023**	**(25.3)**	**(5.5)**	**(9.3)**	**(6.7)**	**(3.9)**	**—**
Royalties	Dec 2022	(21.8)	(4.9)	(7.5)	(6.3)	(3.2)	—
	June 2022	(25.0)	(5.7)	(9.0)	(6.5)	(3.8)	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Realised gains/losses on commodity cost hedges	Dec 2022	4.8	1.1	2.1	1.4	0.2	—
	June 2022	5.4	1.2	2.4	1.6	0.2	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Community/social responsibility costs	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**(0.5)**	**(0.2)**	**(0.1)**	**(0.2)**	**(0.1)**	**(2.7)**
Non-cash remuneration – share-based payments	Dec 2022	(0.2)	(0.1)	—	(0.1)	—	(1.2)
	June 2022	(0.5)	(0.1)	(0.1)	(0.2)	(0.1)	(2.5)
Six months to	**June 2023**	**(10.5)**	**(2.3)**	**(3.8)**	**(3.3)**	**(1.1)**	**(3.0)**
Cash remuneration (long-term incentive plan)	Dec 2022	(4.2)	(1.0)	(1.5)	(1.2)	(0.5)	(4.7)
	June 2022	(7.2)	(1.5)	(2.7)	(1.9)	(1.0)	0.3
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**(15.6)**
Other	Dec 2022	—	—	—	—	—	(7.8)
	June 2022	—	—	—	—	—	(9.4)
Six months to	**June 2023**	**1.1**	**0.2**	**0.5**	**0.1**	**0.4**	**—**
By-product credits	Dec 2022	0.9	0.2	0.3	0.1	0.4	—
	June 2022	1.1	0.2	0.5	0.1	0.3	—
Six months to	**June 2023**	**(5.3)**	**(0.9)**	**(2.2)**	**(1.3)**	**(0.9)**	**—**
Rehabilitation amortisation and interest	Dec 2022	(4.0)	(0.7)	(1.5)	(1.1)	(0.8)	—
	June 2022	(4.4)	(0.8)	(1.6)	(1.2)	(0.9)	—
Six months to	**June 2023**	**(108.8)**	**(25.0)**	**(39.4)**	**(26.4)**	**(18.0)**	**(0.7)**
Sustaining capital expenditure	Dec 2022	(109.4)	(23.4)	(32.1)	(36.7)	(17.1)	(1.5)
	June 2022	(126.1)	(30.9)	(55.3)	(24.0)	(15.9)	(0.7)
Six months to	**June 2023**	**(27.0)**	**(9.8)**	**(5.3)**	**(6.2)**	**(5.7)**	**(1.1)**
Lease payments	Dec 2022	(25.8)	(9.3)	(5.3)	(5.8)	(5.4)	(1.1)
	June 2022	(26.8)	(9.6)	(4.8)	(7.1)	(5.3)	(1.2)
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Exploration, feasibility and evaluation costs	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**(601.1)**	**(139.6)**	**(217.9)**	**(156.1)**	**(87.5)**	**(23.1)**
AISC	Dec 2022	(506.4)	(126.1)	(156.7)	(147.2)	(76.4)	(16.2)
	June 2022	(592.6)	(143.7)	(227.2)	(144.7)	(77.0)	(13.6)
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Realised gains/losses on capital cost hedges	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Non-cash remuneration (share-based payments)	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Cash remuneration (long-term incentive plan)	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—

44

Gold Fields H1 Results 2023

United States Dollars

Figures in millions unless otherwise stated		Total	Australia Region – Australia – Agnew	St Ives	Granny Smith	Gruyere 50%	Corporate and projects
Six months to	**June 2023**	**—**	**—**	**—**	**—**	**—**	**—**
Other	Dec 2022	—	—	—	—	—	—
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**—**					**—**
Lease payments	Dec 2022	—	—	—	—	—	
	June 2022	—	—	—	—	—	—
Six months to	**June 2023**	**(15.1)**	**(3.7)**	**(7.9)**	**(1.9)**	**(1.7)**	**(0.6)**
Exploration, feasibility and evaluation costs	Dec 2022	(23.6)	(7.9)	(9.7)	(4.4)	(1.6)	(0.3)
	June 2022	(10.0)	(1.5)	(5.1)	(3.2)	(0.1)	—
Six months to	**June 2023**	**(37.0)**	**(12.1)**	**(9.1)**	**(15.8)**	**—**	**—**
Non-sustaining capital expenditure	Dec 2022	(41.2)	(12.2)	(9.3)	(19.6)	—	—
	June 2022	(39.9)	(18.5)	(4.0)	(17.4)	—	—
Six months to	**June 2023**	**(653.3)**	**(155.4)**	**(234.9)**	**(173.8)**	**(89.2)**	**(23.7)**
Total AIC	Dec 2022	(571.1)	(146.3)	(175.7)	(171.2)	(78.0)	(16.5)
	June 2022	(642.5)	(163.7)	(236.4)	(165.3)	(77.1)	(13.6)
Six months to	**June 2023**	**(601.1)**	**(139.6)**	**(217.9)**	**(156.1)**	**(87.5)**	**(23.1)**
Total AISC	Dec 2022	(506.4)	(126.1)	(156.7)	(147.2)	(76.4)	(16.2)
	June 2022	(592.6)	(143.7)	(227.2)	(144.7)	(77.0)	(13.6)
Six months to	**June 2023**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**	**—**
Gold only ounces sold – (000 ounces)	Dec 2022	525.2	117.7	181.5	149.1	76.8	—
	June 2022	530.6	121.0	191.7	138.3	79.6	—
Six months to	**June 2023**	**1,169**	**1,238**	**1,165**	**1,161**	**1,092**	**—**
AISC per ounce of gold sold US$/oz	Dec 2022	964	1,071	863	987	994	—
	June 2022	1,117	1,188	1,185	1,047	967	—
Six months to	**June 2023**	**(653.3)**	**(155.4)**	**(234.9)**	**(173.8)**	**(89.2)**	**(23.7)**
Total AIC	Dec 2022	(571.1)	(146.3)	(175.7)	(171.2)	(78.0)	(16.5)
	June 2022	(642.5)	(163.7)	(236.4)	(165.3)	(77.1)	(13.6)
Six months to	**June 2023**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**	**—**
Gold only ounces sold – (000 ounces)	Dec 2022	525.2	117.7	181.5	149.1	76.8	—
	June 2022	530.6	121.0	191.7	138.3	79.6	—
Six months to	**June 2023**	**1,270**	**1,377**	**1,256**	**1,293**	**1,114**	**—**
AIC per ounce of gold sold US$/oz	Dec 2022	1,087	1,242	968	1,148	1,015	—
	June 2022	1,211	1,353	1,233	1,196	969	—

45

Gold Fields H1 Results | 2023

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group including equity-accounted Joint Venture	Total Mine Operations and projects Including Equity-accounted Joint Venture	Total Mine Operations and projects Excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region
						Peru	Chile		Ghana			
					Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep
Six months to	**June 2023**	**(1,386.6)**	**(1,363.5)**	**(1,323.1)**	**(72.0)**	**(12.2)**	**(59.8)**	**(479.0)**	**(40.4)**	**(342.7)**	**(95.9)**	**(211.5)**
AISC (per table on pages 42 and 43)	Dec 2022	(1,240.9)	(1,224.6)	(1,181.8)	(31.6)	(20.9)	(10.7)	(485.1)	(42.8)	(324.5)	(117.8)	(201.6)
	June 2022	(1,353.7)	(1,340.1)	(1,281.3)	(19.5)	(19.5)	—	(505.3)	(58.8)	(335.9)	(110.6)	(222.7)
Six months to	**June 2023**	**(116.9)**	**(116.9)**	**(116.8)**	**(114.6)**	**(114.6)**	**—**	**(0.8)**	**(0.1)**	**(0.6)**	**(0.1)**	**(0.3)**
Add back by-product credits	Dec 2022	(100.5)	(100.5)	(100.4)	(98.4)	(98.4)	—	(0.8)	(0.1)	(0.6)	(0.1)	(0.4)
	June 2022	(105.4)	(105.4)	(105.2)	(103.2)	(103.2)	—	(0.8)	(0.1)	(0.5)	(0.1)	(0.3)
Six months to	**June 2023**	**(1,503.5)**	**(1,480.4)**	**(1,439.9)**	**(186.6)**	**(126.8)**	**(59.8)**	**(479.8)**	**(40.5)**	**(343.3)**	**(96.0)**	**(211.8)**
AISC gross of by-product credits	Dec 2022	(1,341.4)	(1,325.2)	(1,282.2)	(130.0)	(119.3)	(10.7)	(485.9)	(43.0)	(325.1)	(117.9)	(201.9)
	June 2022	(1,459.1)	(1,445.5)	(1,386.6)	(122.7)	(122.7)	—	(506.1)	(58.9)	(336.4)	(110.7)	(223.1)
Six months to	**June 2023**	**1,206.5**	**1,206.5**	**1,175.8**	**138.3**	**138.3**	**—**	**401.3**	**30.6**	**290.3**	**80.4**	**152.5**
Gold equivalent ounces sold	Dec 2022	1,230.3	1,230.3	1,194.4	129.6	129.6	—	411.4	35.9	271.8	103.7	164.1
	June 2022	1,247.1	1,247.1	1,207.5	130.5	130.5	—	422.1	39.7	257.3	125.2	163.9
Six months to	**June 2023**	**1,246**	**1,227**	**1,225**	**1,349**	**917**	**—**	**1,196**	**1,322**	**1,183**	**1,194**	**1,389**
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Dec 2022	1,090	1,077	1,073	1,003	921	—	1,181	1,199	1,196	1,136	1,231
	June 2022	1,170	1,159	1,148	940	940	—	1,199	1,485	1,308	885	1,361
Six months to	**June 2023**	**(1,594.7)**	**(1,571.1)**	**(1,527.1)**	**(220.8)**	**(22.3)**	**(198.4)**	**(485.6)**	**(44.0)**	**(342.7)**	**(98.9)**	**(211.5)**
AIC (per table on page 43)	Dec 2022	(1,505.9)	(1,489.4)	(1,443.6)	(209.6)	(33.2)	(176.4)	(497.7)	(45.9)	(324.5)	(127.3)	(211.1)
	June 2022	(1,594.3)	(1,580.8)	(1,518.2)	(185.6)	(24.8)	(160.8)	(519.1)	(62.5)	(335.9)	(120.7)	(233.6)
Six months to	**June 2023**	**(116.9)**	**(116.9)**	**(116.8)**	**(114.6)**	**(114.6)**	**—**	**(0.8)**	**(0.1)**	**(0.6)**	**(0.1)**	**(0.3)**
Add back by-product credits	Dec 2022	(100.5)	(100.5)	(100.4)	(98.4)	(98.4)	—	(0.8)	(0.1)	(0.6)	(0.1)	(0.4)
	June 2022	(105.4)	(105.4)	(105.2)	(103.2)	(103.2)	—	(0.8)	(0.1)	(0.5)	(0.1)	(0.3)
Six months to	**June 2023**	**(1,711.6)**	**(1,688.0)**	**(1,643.9)**	**(335.4)**	**(136.9)**	**(198.4)**	**(486.4)**	**(44.1)**	**(343.3)**	**(99.0)**	**(211.8)**
AIC gross of by-product credits	Dec 2022	(1,606.4)	(1,590.0)	(1,543.9)	(307.9)	(131.5)	(176.4)	(498.5)	(46.0)	(325.1)	(127.4)	(211.4)
	June 2022	(1,699.7)	(1,686.1)	(1,623.5)	(288.8)	(128.0)	(160.8)	(519.8)	(62.7)	(336.4)	(120.8)	(233.9)
Six months to	**June 2023**	**1,206.5**	**1,206.5**	**1,175.8**	**138.3**	**138.3**	**—**	**401.3**	**30.6**	**290.3**	**80.4**	**152.5**
Gold equivalent ounces sold	Dec 2022	1,230.3	1,230.3	1,194.4	129.6	129.6	—	411.4	35.9	271.8	103.7	164.1
	June 2022	1,247.1	1,247.1	1,207.5	130.5	130.5	—	422.1	39.7	257.3	125.2	163.9
Six months to	**June 2023**	**1,419**	**1,399**	**1,398**	**2,426**	**990**	**—**	**1,212**	**1,438**	**1,183**	**1,232**	**1,389**
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Dec 2022	1,306	1,292	1,293	2,376	1,015	—	1,212	1,283	1,196	1,228	1,289
	June 2022	1,363	1,352	1,345	2,213	981	—	1,231	1,579	1,308	965	1,427

46

Gold Fields H1 Results 2023

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

continued

World Gold Council Industry Standard

			United States Dollars				
			Australia Region				
			Australia				
Figures in millions unless otherwise stated		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Corporate and projects
Six months to	**June 2023**	**(601.1)**	**(139.6)**	**(217.9)**	**(156.1)**	**(87.5)**	**(23.1)**
AISC (per table on pages 44 and 45)	Dec 2022	(506.4)	(126.1)	(156.7)	(147.2)	(76.4)	(16.2)
	June 2022	(592.6)	(143.7)	(227.2)	(144.7)	(77.0)	(13.6)
Six months to	**June 2023**	**(1.1)**	**(0.2)**	**(0.5)**	**(0.1)**	**(0.4)**	**—**
Add back by-product credits	Dec 2022	(0.9)	(0.2)	(0.3)	(0.1)	(0.4)	—
	June 2022	(1.1)	(0.2)	(0.5)	(0.1)	(0.3)	—
Six months to	**June 2023**	**(602.2)**	**(139.8)**	**(218.4)**	**(156.2)**	**(87.8)**	**(23.1)**
AISC gross of by-product credits	Dec 2022	(507.3)	(126.3)	(157.0)	(147.3)	(76.7)	(16.2)
	June 2022	(593.6)	(143.9)	(227.7)	(144.8)	(77.2)	(13.6)
Six months to	**June 2023**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**	**—**
Gold equivalent ounces sold	Dec 2022	525.2	117.7	181.5	149.1	76.8	—
	June 2022	530.6	121.0	191.7	138.3	79.6	—
Six months to	**June 2023**	**1,171**	**1,239**	**1,167**	**1,162**	**1,097**	**—**
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Dec 2022	966	1,073	865	988	999	—
	June 2022	1,119	1,189	1,187	1,047	971	—
Six months to	**June 2023**	**(653.3)**	**(155.4)**	**(234.9)**	**(173.8)**	**(89.2)**	**(23.7)**
AIC (per table on page 45)	Dec 2022	(571.1)	(146.3)	(175.7)	(171.2)	(78.0)	(16.4)
	June 2022	(642.5)	(163.7)	(236.4)	(165.3)	(77.1)	(13.5)
Six months to	**June 2023**	**(1.1)**	**(0.2)**	**(0.5)**	**(0.1)**	**(0.4)**	**—**
Add back by-product credits	Dec 2022	(0.9)	(0.2)	(0.3)	(0.1)	(0.4)	—
	June 2022	(1.1)	(0.2)	(0.5)	(0.1)	(0.3)	—
Six months to	**June 2023**	**(654.4)**	**(155.6)**	**(235.4)**	**(173.9)**	**(89.6)**	**(23.7)**
AIC gross of by-product credits	Dec 2022	(572.1)	(146.4)	(176.0)	(171.3)	(78.3)	(16.4)
	June 2022	(643.5)	(163.9)	(236.8)	(165.4)	(77.4)	(13.5)
Six months to	**June 2023**	**514.4**	**112.8**	**187.1**	**134.4**	**80.1**	**—**
Gold equivalent ounces sold	Dec 2022	525.2	117.7	181.5	149.1	76.8	—
	June 2022	530.6	121.0	191.7	138.3	79.6	—
Six months to	**June 2023**	**1,272**	**1,379**	**1,258**	**1,294**	**1,118**	**—**
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Dec 2022	1,089	1,244	970	1,149	1,019	—
	June 2022	1,213	1,355	1,235	1,196	972	—

47

Gold Fields H1 Results 2023

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine Operations and projects Including Equity-accounted Joint Venture	Total Mine Operations and projects Excluding Equity-accounted Joint Venture	Americas Region Total	Americas Region – Peru – Cerro Corona	Americas Region – Chile – Salares Norte	Ghana Region Total	Ghana – Asanko 45%	Ghana – Tarkwa	Ghana – Damang	South Africa Region – South Deep	Australia Region Total	Australia – Agnew	Australia – St Ives	Australia – Granny Smith	Australia – Gruyere 50%
Tonnes mined (000 tonnes)																
Six months to	**June 2023**	**3,056**	**3,056**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**798**	**2,258**	**520**	**879**	**858**	**—**
– underground ore	Dec 2022	3,162	3,162	—	—	—	—	—	—	—	817	2,345	596	952	797	—
	June 2022	2,930	2,930	—	—	—	—	—	—	—	816	2,115	510	801	804	—
Six months to	**June 2023**	**1,070**	**1,070**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**148**	**922**	**407**	**319**	**197**	**—**
– underground waste	Dec 2022	1,248	1,248	—	—	—	—	—	—	—	96	1,151	393	379	380	—
	June 2022	1,300	1,300	—	—	—	—	—	—	—	99	1,201	433	420	349	—
Six months to	**June 2023**	**22,490**	**22,490**	**6,790**	**6,370**	**420**	**12,223**	**—**	**9,957**	**2,265**	**—**	**3,477**	**143**	**1,244**	**—**	**2,090**
– surface ore	Dec 2022	22,172	22,107	8,745	8,323	422	10,033	65	7,705	2,263	—	3,394	3	1,088	—	2,304
	June 2022	19,072	18,285	5,478	5,478	—	10,738	788	6,341	3,610	—	2,856	—	201	—	2,655
Six months to	**June 2023**	**26,616**	**26,616**	**6,790**	**6,370**	**420**	**12,223**	**—**	**9,957**	**2,265**	**946**	**6,658**	**1,071**	**2,442**	**1,055**	**2,090**
– total	Dec 2022	26,582	26,517	8,745	8,323	422	10,033	65	7,705	2,263	913	6,891	991	2,418	1,177	2,304
	June 2022	23,302	22,515	5,478	5,478	—	10,738	788	6,341	3,610	914	6,172	942	1,422	1,152	2,655
Grade mined (grams per tonne)																
Six months to	**June 2023**	**5.6**	**5.6**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**6.3**	**5.4**	**6.5**	**4.9**	**5.2**	**—**
– underground ore	Dec 2022	6.0	6.0	—	—	—	—	—	—	—	6.3	5.9	6.5	5.2	6.2	—
	June 2022	6.0	6.0	—	—	—	—	—	—	—	6.2	5.9	7.4	5.0	5.8	—
Six months to	**June 2023**	**1.2**	**1.2**	**1.1**	**0.7**	**7.2**	**1.2**	**—**	**1.2**	**1.1**	**—**	**1.4**	**2.1**	**1.7**	**—**	**1.2**
– surface ore	Dec 2022	1.1	1.1	0.9	0.6	5.8	1.3	1.8	1.3	1.4	—	1.3	0.6	1.4	—	1.2
	June 2022	1.1	1.1	0.7	0.7	—	1.3	1.5	1.1	1.6	—	1.1	—	1.1	—	1.1
Six months to	**June 2023**	**1.7**	**1.7**	**1.1**	**0.7**	**7.2**	**1.2**	**—**	**1.2**	**1.1**	**5.3**	**3.0**	**5.6**	**3.0**	**5.2**	**1.2**
– total	Dec 2022	1.7	1.7	0.9	0.6	5.8	1.3	1.8	1.3	1.4	5.6	3.1	6.5	3.2	6.2	1.2
	June 2022	1.8	1.8	0.7	0.7	—	1.3	1.5	1.1	1.6	5.5	3.2	7.4	4.2	5.8	1.1
Gold mined (000 ounces)																
Six months to	**June 2023**	**551.0**	**551.0**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**160.6**	**390.4**	**108.8**	**139.0**	**142.7**	**—**
– underground ore	Dec 2022	607.4	607.4	—	—	—	—	—	—	—	165.5	441.9	124.8	158.9	158.1	—
	June 2022	563.7	563.7	—	—	—	—	—	—	—	161.7	402.0	121.0	130.0	151.1	—
Six months to	**June 2023**	**858.4**	**858.4**	**239.2**	**142.2**	**97.1**	**461.5**	**—**	**384.2**	**77.3**	**—**	**157.7**	**9.8**	**66.3**	**—**	**81.6**
– surface ore	Dec 2022	805.1	801.3	249.7	170.6	79.2	417.0	3.8	314.0	99.2	—	138.3	0.1	50.6	—	87.6
	June 2022	684.5	645.8	126.6	126.6	—	454.0	38.7	232.6	182.6	—	103.9	—	7.0	—	96.9
Six months to	**June 2023**	**1,409.4**	**1,409.4**	**239.2**	**142.2**	**97.1**	**461.5**	**—**	**384.2**	**77.3**	**160.6**	**548.1**	**118.5**	**205.3**	**142.7**	**81.6**
– total	Dec 2022	1,412.4	1,408.6	249.7	170.6	79.2	417.0	3.8	314.0	99.2	165.5	580.2	124.9	209.6	158.1	87.6
	June 2022	1,248.3	1,209.5	126.6	126.6	—	454.0	38.7	232.6	182.6	161.7	505.9	121.0	137.0	151.1	96.9
Ore milled/treated (000 tonnes)																
Six months to	**June 2023**	**3,043**	**3,043**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**808**	**2,234**	**519**	**856**	**860**	**—**
– underground ore	Dec 2022	3,190	3,190	—	—	—	—	—	—	—	811	2,379	615	958	806	—
	June 2022	3,049	3,049	—	—	—	—	—	—	—	761	2,288	584	928	777	—
Six months to	**June 2023**	**106**	**106**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**106**	**—**	**—**	**—**	**—**	**—**
– underground waste	Dec 2022	108	108	—	—	—	—	—	—	—	108	—	—	—	—	—
	June 2022	79	79	—	—	—	—	—	—	—	79	—	—	—	—	—
Six months to	**June 2023**	**18,317**	**16,956**	**3,326**	**3,326**	**—**	**10,727**	**1,360**	**6,981**	**2,386**	**511**	**3,753**	**154**	**1,204**	**—**	**2,395**
– surface ore	Dec 2022	17,692	16,369	3,305	3,305	—	10,806	1,323	7,050	2,432	568	3,013	—	858	—	2,155
	June 2022	18,081	16,782	—	3,416	—	10,617	1,299	6,966	2,351	659	3,390	—	1,113	—	2,277
Six months to	**June 2023**	**21,465**	**20,105**	**3,326**	**3,326**	**—**	**10,727**	**1,360**	**6,981**	**2,386**	**1,425**	**5,987**	**673**	**2,059**	**860**	**2,395**
– total	Dec 2022	20,990	19,666	3,305	3,305	—	10,806	1,323	7,050	2,432	1,486	5,392	615	1,816	806	2,155
	June 2022	21,209	19,910	—	3,416	—	10,617	1,299	6,966	2,351	1,499	5,679	584	2,041	777	2,277

48

Gold Fields H1 Results 2023

Imperial ounces with metric tonnes and grade		Total Mine Operations and projects Including Equity-accounted Joint Venture	Total Mine Operations and projects Excluding Equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	Australia Region				
					Peru	Chile	Ghana					Australia				
				Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Yield (grams per tonne)																
Six months to	**June 2023**	**5.3**	**5.3**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**5.9**	**5.0**	**6.1**	**4.6**	**4.8**	**—**
– underground ore	Dec 2022	5.7	5.7	—	—	—	—	—	—	—	6.2	5.5	6.0	4.9	5.8	—
	June 2022	5.8	5.8	—	—	—	—	—	—	—	6.6	5.6	6.4	5.0	5.5	—
Six months to	**June 2023**	**1.2**	**1.2**	**1.3**	**1.3**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**0.1**	**1.2**	**2.1**	**1.5**	**—**	**1.0**
– surface ore	Dec 2022	1.2	1.2	1.2	1.2	—	1.2	0.8	1.2	1.3	0.2	1.2	—	1.3	—	1.1
	June 2022	1.2	1.2	1.2	1.2	—	1.2	1.0	1.1	1.7	0.1	1.1	—	1.1	—	1.1
Six months to	**June 2023**	**1.7**	**1.8**	**1.3**	**1.3**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**3.4**	**2.6**	**5.2**	**2.8**	**4.8**	**1.0**
– combined	Dec 2022	1.8	1.9	1.2	1.2	—	1.2	0.8	1.2	1.3	3.4	3.1	6.0	3.2	5.8	1.1
	June 2022	1.8	1.9	1.2	1.2	—	1.2	1.0	1.1	1.7	3.4	2.9	6.4	2.9	5.5	1.1
Gold produced (000 ounces)																
Six months to	**June 2023**	**516.7**	**516.7**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**154.4**	**362.2**	**101.1**	**127.0**	**134.1**	**—**
– underground ore	Dec 2022	580.4	580.4	—	—	—	—	—	—	—	161.1	419.3	118.8	150.9	149.6	—
	June 2022	570.5	570.5	—	—	—	—	—	—	—	161.2	409.2	120.5	150.5	138.3	—
Six months to	**June 2023**	**680.5**	**650.7**	**135.3**	**135.3**	**—**	**396.9**	**29.9**	**287.7**	**79.3**	**1.2**	**147.1**	**10.6**	**57.2**	**—**	**79.3**
– surface ore	Dec 2022	662.1	627.0	130.5	130.5	—	414.2	35.1	274.3	104.8	2.9	114.4	—	35.5	—	78.9
	June 2022	674.8	633.3	129.9	129.9	—	424.0	41.6	257.3	125.2	2.7	118.2	—	39.8	—	78.4
Six months to	**June 2023**	**1,197.2**	**1,167.3**	**135.3**	**135.3**	**—**	**396.9**	**29.9**	**287.7**	**79.3**	**155.7**	**509.3**	**111.7**	**184.2**	**134.1**	**79.3**
– total	Dec 2022	1,242.5	1,207.4	130.5	130.5	—	414.2	35.1	274.3	104.8	164.1	533.7	118.8	186.4	149.6	78.9
	June 2022	1,245.3	1,203.7	129.9	129.9	—	424.0	41.6	257.3	125.2	163.9	527.4	120.5	190.3	138.3	78.4
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)																
Six months to	**June 2023**	**142**	**142**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**151**	**138**	**164**	**130**	**131**	**—**
– underground	Dec 2022	130	130	—	—	—	—	—	—	—	151	121	146	108	119	—
	June 2022	143	143	—	—	—	—	—	—	—	178	130	160	103	139	—
Six months to	**June 2023**	**33**	**33**	**34**	**34**	**—**	**33**	**22**	**32**	**41**	**37**	**30**	**80**	**39**	**—**	**23**
– surface	Dec 2022	33	34	37	36	—	32	21	32	37	34	34	—	50	—	27
	June 2022	30	30	31	31	—	31	34	26	44	25	26	—	29	—	25
Six months to	**June 2023**	**49**	**50**	**34**	**34**	**—**	**33**	**22**	**32**	**41**	**110**	**71**	**145**	**77**	**131**	**23**
– total	Dec 2022	48	50	37	36	—	32	21	32	37	107	73	146	81	119	27
	June 2022	47	47	31	31	—	31	34	26	44	111	68	160	63	139	25

49

Gold Fields H1 Results | 2023

Review of Operations

Quarter ended 30 June 2023 compared with quarter ended 31 March 2023

Figures may not add as they are rounded independently

Australia region

Gruyere

		June 2023	March 2023	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,024**	2,156	(6)%
Waste (Capital)	000 tonnes	**4,217**	3,851	10 %
Waste (Operational)	000 tonnes	**1,472**	1,882	(22)%
Total waste mined	000 tonnes	**5,689**	5,733	(1)%
Total tonnes mined	000 tonnes	**7,713**	7,889	(2)%
Grade mined	g/t	**1.29**	1.14	13 %
Gold mined	000'oz	**84.2**	79.0	7 %
Strip ratio	waste/ ore	**2.8**	2.7	4 %
Tonnes milled	000 tonnes	**2,323**	2,468	(6)%
Yield	g/t	**1.02**	1.04	(2)%
Gold produced	000'oz	**76.1**	82.6	(8)%
Gold sold	000'oz	**76.6**	83.6	(8)%
AISC	A$/oz	**1,686**	1,552	9 %
	US$/oz	**1,126**	1,061	6 %
AIC	A$/oz	**1,727**	1,575	10 %
	US$/oz	**1,154**	1,077	7 %
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**15.0**	11.7	28 %
	US$m	**10.0**	8.0	25 %
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure – 50% basis	A$m	**15.0**	11.7	28 %
	US$m	**10.0**	8.0	25 %

Gold production decreased by 8% to 76,100oz in the June quarter from 82,600oz in the March quarter due primarily to decreased tonnes milled due to a planned mill shutdown in April 2023.

Pre-strip activities increased at stage 4 of the pit, resulting in an increase in capital waste mined of 10% to 4.22Mt in the June quarter from 3.85Mt in the March quarter, with first ore extracted from stage 4 in the latter part of the June quarter. As a result of the increased capital waste mined, operational waste mined decreased by 22% to 1.47Mt in the June quarter from 1.88Mt in the March quarter.

Mined grade increased by 13% to 1.29g/t in the June quarter from 1.14g/t in the March quarter with increased ore mined from higher grade areas in stage 3 of the pit.

As a result of the 13% increase in mined grade, partially offset by a 6% decrease in ore mined to 2.02Mt in the June quarter from 2.16Mt in the March quarter, gold mined increased by 7% to 84,200oz in the June quarter from 79,000oz in the March quarter.

Tonnes milled decreased by 6% to 2.32Mt in the June quarter from 2.47Mt in the March quarter due to a planned mill shutdown in April.

Ore processed from ex-pit was 2.0 Mt at 1.27 g/t and ore processed from stockpiles was 0.3 Mt at 0.62 g/t for the six months ending June 2023. This is compared to ore processed from ex-pit of 2.2 Mt at 1.16g/t and ore processed from stockpiles of 0.2 Mt at 1.08 g/t for the three months ending 31 March 2023.

AIC increased by 10% to A$1,727oz (US$1,154/oz) in the June quarter from A$1,575/oz (US$1,077/oz) in the March quarter due to lower gold sold and increased capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Sustaining and total capital expenditure (on a 50% basis) increased by 28% to A$15m (US$10m) in the June quarter from A$12m (US$8m) in the March quarter as expenditure on the construction of a third mill Pebble Crusher project ramped up during the June quarter. This pebble crusher is being added to maintain plant throughput as Gruyere depletes its stocks of oxide ore.

Granny Smith

		June 2023	March 2023	% Variance
Underground ore mined	000 tonnes	**448**	410	9 %
Underground waste mined	000 tonnes	**85**	112	(24)%
Total tonnes mined	000 tonnes	**533**	522	2 %
Grade mined – underground	g/t	**5.24**	5.09	3 %
Gold mined	000'oz	**75.5**	67.1	13 %
Tonnes milled	000 tonnes	**453**	407	11 %
Yield	g/t	**5.03**	4.65	8 %
Gold produced	000'oz	**73.2**	60.8	20 %
Gold sold	000'oz	**73.5**	60.9	21 %
AISC	A$/oz	**1,688**	1,756	(4)%
	US$/oz	**1,129**	1,200	(6)%
AIC	A$/oz	**1,875**	1,960	(4)%
	US$/oz	**1,254**	1,340	(6)%
Sustaining capital expenditure	A$m	**18.3**	20.8	(12)%
	US$m	**12.2**	14.2	(14)%
Non-sustaining capital expenditure	A$m	**12.2**	11.3	8 %
	US$m	**8.1**	7.7	5 %
Total capital expenditure	A$m	**30.5**	32.1	(5)%
	US$m	**20.3**	21.9	(7)%

Gold production increased by 20% to 73,200oz in the June quarter from 60,800oz in the March quarter due to increased ore and grade mined and processed

Ore mined increased by 9% to 448,000t in the June quarter from 410,000t in the March quarter due to increased ore from the Z100 and Z120 areas in line with the mining plan.

Underground waste mined decreased by 24% to 85,000t in the June quarter from 112,000t in the March quarter due to decreased capital development in the Z110 area in line with the plan.

As a result of the increased ore mined combined with a 3% increase in grade of ore mined from 5.09g/t in the March quarter to 5.24g/t in the June quarter, gold mined increased by 13% to 75,500oz in the June quarter from 67,100oz in the March quarter.

Tonnes milled increased by 11% to 453,000t in the June quarter from 407,000t in the March quarter, reflecting the higher ore tonnes mined.

AIC decreased by 4% to A$1,875/oz (US$1,254/oz) in the June quarter from A$1,960/oz (US$1,340/oz) in the March quarter due to higher gold sales and lower capital expenditure, partially eroded by higher cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 5% to A$31m (US$20m) in the June quarter from A$32m (US$22m) in the March quarter.

Sustaining capital expenditure decreased by 12% to A$18m (US$12m) in the June quarter from A$21m (US$14m) in the March quarter following lower capital development in the Z110 area.

Non-sustaining capital expenditure increased by 8% to A$12m (US$8m) in the June quarter from A$11m (US$8m) in the March quarter due to increased exploration drilling in the Z150 area.

50

Gold Fields H1 Results 2023

St Ives

		June 2023	March 2023	% Variance
Underground				
Ore mined	000 tonnes	**430**	449	(4)%
Waste mined	000 tonnes	**170**	149	14 %
Total tonnes mined	000 tonnes	**600**	598	— %
Grade mined	g/t	**4.95**	4.88	1 %
Gold mined	000'oz	**68.4**	70.6	(3)%
Surface				
Ore mined	000 tonnes	**167**	1,077	(84)%
Surface waste (capital)	000 tonnes	**1,128**	362	212 %
Surface waste (operational)	000 tonnes	**59**	671	(91)%
Total waste mined	000 tonnes	**1,187**	1,033	15 %
Total tonnes mined	000 tonnes	**1,354**	2,110	(36)%
Grade mined	g/t	**0.88**	1.78	(51)%
Gold mined	000'oz	**4.7**	61.6	(92)%
Strip ratio	waste/ore	**7.1**	1.1	545 %
Total (underground and surface)				
Total ore mined	000 tonnes	**597**	1,526	(61)%
Total grade mined	g/t	**3.81**	2.69	42 %
Total tonnes mined	000 tonnes	**1,954**	2,708	(28)%
Total gold mined	000'oz	**73.1**	132.2	(45)%
Tonnes milled	000 tonnes	**1,070**	990	8 %
Yield – underground	g/t	**5.02**	4.27	18 %
Yield – surface	g/t	**1.26**	1.75	(28)%
Yield – combined	g/t	**2.66**	2.91	(9)%
Gold produced	000'oz	**91.5**	92.7	(1)%
Gold sold	000'oz	**89.1**	98.0	(9)%
AISC	A$/oz	**2,012**	1,461	38 %
	US$/oz	**1,347**	999	35 %
AIC	A$/oz	**2,166**	1,578	37 %
	US$/oz	**1,450**	1,079	34 %
Sustaining capital expenditure	A$m	**37.2**	21.1	76 %
	US$m	**25.0**	14.4	74 %
Non-sustaining capital expenditure	A$m	**7.3**	6.2	18 %
	US$m	**4.9**	4.2	17 %
Total capital expenditure	A$m	**44.5**	27.3	63 %
	US$m	**29.9**	18.6	61 %

Gold production decreased by 1% to 91,500oz in the June quarter from 92,700oz in the March quarter.

At the underground operations, waste mined increased by 14% to 170,000t in the June quarter from 149,000t in the March quarter due to increased mine development at Invincible Deeps and Invincible South operations.

Gold mined from underground operations decreased by 3% to 68,400oz in the June quarter from 70,600oz in the March quarter, due to a 4% decrease in ore mined to 430kt in the June quarter from 449kt in the March quarter, partially offset by a 1% increase in grade mined to 4.95g/t in the June quarter from 4.88g/t in the March quarter.

Mining activities at Neptune open pit stage 7 concluded in the June quarter. Ore mined decreased by 84% to 167kt in the June quarter from 1,077kt in the March quarter and grade mined decreased by 51% to 0.88g/t in the June quarter from 1.78g/t in the March quarter as the fleet focused on mine rehabilitation and pre-stripping the next pit. Resultant gold mined decreased by 92% to 4,700oz in the June quarter from 61,600oz in the March quarter with the final ore being extracted from the Neptune pit stage 7 in the June quarter. Operational waste mined in the open pits similarly decreased by 91% to 59kt in the June quarter from 671kt in the March quarter, following the wind-down of mining activities at Neptune.

Capital waste mined in the open pits increased by 212% to 1,128kt in the June quarter from 362kt in the March quarter, with mining activities moving from extracting ore to pre-stripping of the Swiftsure pit. Total tonnes mined decreased by 36% to 1,354kt in the June quarter from 2,110kt in the March quarter on the completion of Neptune open pit stage 7, with the available open pit fleet focusing on pre-stripping of the Swiftsure pit and progressive rehabilitation activities during the June quarter.

AIC increased by 37% to A$2,166/oz (US$1,450/oz) in the June quarter from A$1,578/oz (US$1,079/oz) in the March quarter due to increased cost of sales before amortisation and depreciation, increased capital expenditure and lower gold sold. The increase in cost of sales before amortisation and depreciation is due to a gold inventory charge to cost in the June quarter of A$15m (US$10m) compared with a gold inventory credit to cost of A$14m (US$10m) in the March quarter, reflecting a stock draw-down in the June quarter to fulfil mill capacity following the conclusion of ore mining at Neptune open pit stage 7. The June quarter gold inventory charge was partially offset by a A$10m (US$6m) decrease in open pit mining cost on the lower tonnes mined from Neptune stage 7.

Total capital expenditure increased by 63% to A$45m (US$30m) in the June quarter from A$27m (US$19m) in the March quarter.

Sustaining capital expenditure increased by 76% to A$37m (US$25m) in the June quarter from A$21m (US$14m) in the March quarter due to increased pre-stripping at the open pits and underground infrastructure spend at the Invincible South operation.

Non-sustaining capital increased by 18% to A$7m (US$5m) in the June quarter from A$6m (US$4m) in the March quarter due to increased development at the Invincible Deep underground operation.

51

Gold Fields H1 Results 2023

Agnew

		June 2023	March 2023	% Variance
Underground				
Ore mined	000 tonnes	**267**	253	6 %
Waste mined	000 tonnes	**204**	203	— %
Total tonnes mined	000 tonnes	**471**	456	3 %
Grade mined	g/t	**7.17**	5.79	24 %
Gold mined	000'oz	**61.6**	47.2	31 %
Surface				— %
Ore mined	000 tonnes	**81**	63	29 %
Surface waste (capital)	000 tonnes	**205**	1,130	(82)%
Surface waste (operational)	000 tonnes	**734**	454	62 %
Total waste mined	000 tonnes	**939**	1,584	(41)%
Total tonnes mined	000 tonnes	**1,020**	1,647	(38)%
Grade mined	g/t	**2.08**	2.17	(4)%
Gold mined	000'oz	**5.4**	4.4	23 %
Strip ratio	waste/ore	**11.6**	25.3	(54)%
Total (underground and surface)				
Total ore mined	000 tonnes	**348**	316	10 %
Total grade mined	g/t	**5.99**	5.07	18 %
Total tonnes mined	000 tonnes	**1,491**	2,103	(29)%
Total gold mined	000'oz	**67.0**	51.6	30 %
Tonnes milled	000 tonnes	**354**	318	11 %
Yield – underground	g/t	**6.92**	5.22	33 %
Yield – surface	g/t	**2.17**	2.11	3 %
Yield – combined	g/t	**5.59**	4.69	19 %
Gold produced	000'oz	**63.7**	48.0	33 %
Gold sold	000'oz	**65.0**	47.8	36 %
AISC	A$/oz	**1,683**	2,032	(17)%
	US$/oz	**1,126**	1,390	(19)%
AIC	A$/oz	**1,837**	2,311	(21)%
	US$/oz	**1,228**	1,580	(22)%
Sustaining capital expenditure	A$m	**19.6**	17.4	13 %
	US$m	**13.1**	11.9	10 %
Non-sustaining capital expenditure	A$m	**6.9**	11.1	(38)%
	US$m	**4.6**	7.6	(39)%
Total capital expenditure	A$m	**26.5**	28.5	(7)%
	US$m	**17.7**	19.5	(9)%

Gold production increased by 33% to 63,700oz in the June quarter from 48,000oz in the March quarter due to increased ore volumes and grade mined and processed.

Overall grade mined from underground mines increased by 24% to 7.17g/t in the June quarter from 5.79g/t in the March quarter, from high grade stopes mined in the Kath orebody at Waroonga and Sheba orebody at New Holland as per the mining sequence. As a result of the 24% increase in grade and a 6% increase in ore mined from 253,000t in the March quarter to 267,000 in the June quarter, gold mined from underground operations increased by 31% to 61,600oz in the June quarter from 47,200oz in the March quarter.

At Barren Lands Open pit, March to June quarter on quarter comparison, the small open pit transitioned from an oxide capital pre-strip to fresh rock mining which resulted in lower material movement. A slip on the Western wall in May impacted on mining performance, resulting in a short cessation of mining while a small cut-back was designed to enable the safe re-establishment of the ramp into the pit and the complete removal of the failed material. Pit access has been restored and the Barren Lands open pit is on track to be completed in the September quarter.

Total tonnes mined at the open pits decreased by 38% to 1,020 kt in the June quarter from 1,647 kt in the March quarter due to the pit transition and the wall failure. Ore tonnes mined of 81,000t at an average grade of 2.08g/t for 5,400oz in the June quarter compared with ore tonnes mined of 63,000t at an average grade of 2.17g/t for 4,400oz in the March quarter. Capital waste mined decreased by 82% to 205kt in the June quarter from 1,130kt in the March quarter and operational waste mined increased by 62% to 734kt in the June quarter from 454kt in the March quarter.

The Barren Lands open pit is a short life pit and will provide the gateway to the Barren Lands and Redeemer Underground Complex. The project also enables access to new underground exploration platforms.

AIC decreased by 21% to A$1,837/oz (US$1,228oz) in the June quarter from A$2,311/oz (US$1,580oz) in the March quarter due to a 36% increase in gold sold and a 7% decrease in capital expenditure partially eroded by higher cost of sales before amortisation and depreciation due to greater volumes mined and processed.

Total capital expenditure decreased by 7% to A$27m (US$18m) in the June quarter from A$29m (US$20m) in the March quarter.

Sustaining capital expenditure increased by 13% to A$20m (US$13m) in the June quarter from A$17m (US$12m) in the March quarter with increased infrastructure spend at the Waroonga underground mine.

Non-sustaining capital expenditure decreased by 38% to A$7m (US$5m) in the June quarter from A$11m (US$8m) in the March quarter with reduced pre-strip activity at Barren Lands open pit.

52

Gold Fields H1 Results 2023

South Africa region

South Deep

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	462	336	38 %
Waste mined	000 tonnes	80	68	18 %
Total tonnes	000 tonnes	542	404	34 %
Grade mined – underground reef	g/t	6.77	5.56	22 %
Grade mined – underground total	g/t	5.77	4.62	25 %
Gold mined	kg	3,126	1,869	67 %
	000'oz	100.5	60.1	67 %
Development	m	2,907	2,972	(2)%
Secondary support	m	2,874	2,649	8 %
Backfill	m^3	80,250	98,675	(19)%
Ore milled – underground reef	000 tonnes	424	384	10 %
Ore milled – underground waste	000 tonnes	52	54	(4)%
Total underground tonnes milled	000 tonnes	476	438	9 %
Ore milled – surface	000 tonnes	207	304	(32)%
Total tonnes milled	000 tonnes	683	742	(8)%
Yield – underground reef	g/t	4.93	7.06	(30)%
Surface yield	g/t	0.06	0.08	(25)%
Total yield	g/t	3.09	3.68	(16)%
Gold produced	kg	2,107	2,734	(23)%
	000'oz	67.8	87.9	(23)%
Gold sold	kg	2,035	2,708	(25)%
	000'oz	65.4	87.1	(25)%
AISC	R/kg	891,619	751,830	19 %
	US$/oz	1,479	1,317	12 %
AIC	R/kg	891,619	751,830	19 %
	US$/oz	1,479	1,317	12 %
Sustaining capital expenditure	Rm	329.2	329.3	— %
	US$m	17.6	18.6	(5)%
Non-sustaining capital expenditure	Rm	—	—	— %
	US$m	—	—	— %
Total capital expenditure	Rm	329.2	329.3	— %
	US$m	17.6	18.6	(5)%

South Deep total tonnes mined in the June quarter showed a significant improvement relative to the March quarter. Total tonnes mined in the June quarter increased by 34% to 542kt from 404kt in the March quarter. However, gold produced decreased by 23% to 2,107kg (67,800oz) in the June quarter from 2,734kg (87,900oz) in the March quarter. The March quarter gold production was elevated by positive ore phasing and Gold in Process (GIP) release of 605kg in the quarter. Normalising for the release of GIP, gold production would be similar quarter on quarter.

Reef grade mined increased by 22% to 6.77g/t in the June quarter from 5.56 g/t in the March quarter mainly due to an increase in stoping volumes of 76% which reduces the diluting effect of the waste and lower grade mining from destress and access development. Total underground tonnes processed increased by 9% to 476kt in the June quarter from 438kt in the March quarter mainly due to the increase in stoping volumes.

Reef yield decreased by 30% to 4.93g/t in the June quarter from 7.06g/t in the March quarter due to ore phasing, GIP release and stockpile movements, which led to March quarter ending with a high MCF (150%), which has normalised to 100% as at the end of June.

Surface tonnes processed decreased by 32% to 207kt in the June quarter from 304kt in the March quarter due to a planned process plant upgrade and planned maintenance work carried out in the June quarter. Surface yield decreased by 25% from 0.08g/t in the March quarter to 0.06g/t in the June quarter due to the depletion of the higher-grade surface material.

Total development decreased by 2% to 2,907m in the June quarter from 2,972m in the March quarter as emphasis shifted from destress mining to establishing new cut access development, which is characterised by lower rates due to fewer faces being available.

Secondary support installed increased by 8% to 2,874m in the June quarter from 2,649m in the March quarter as support rig units' availability improved. Backfill decreased by 19% to 80,250m^3 in the June quarter from 98,675m^3 in the March quarter due to fewer stopes available for backfilling. Backfilling efficiencies remain one of the key focus areas that will enable stope availability and turnaround to sustain productivity.

AIC increased by 19% to R891,619/kg (US$1,479/oz) in the June quarter from R751,830/kg (US$1,317/oz) in the March quarter, mainly due to a decrease in gold sold, partially offset by lower cost of sales before amortisation and depreciation. Gold inventory was a credit to cost of R37m (US$2m) in the June quarter compared to a gold inventory debit to cost of R250m (US$14m) in the March quarter.

Sustaining and total capital expenditure remained flat at R329m (US$18m) in the June quarter from R329m (US$19m) in the March quarter.

53

Gold Fields H1 Results 2023

Ghana region

Damang

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	**1,437**	828	74 %
Waste (capital)	000 tonnes	**—**	—	— %
Waste (operational)	000 tonnes	**2,261**	3,372	(33)%
Total waste mined	000 tonnes	**2,261**	3,372	(33)%
Total tonnes mined	000 tonnes	**3,698**	4,200	(12)%
Strip ratio	waste/ore	**1.6**	4.1	(61)%
Grade mined	g/t	**1.05**	1.09	(4)%
Gold mined	000'oz	**48.3**	29.0	67 %
Tonnes milled	000 tonnes	**1,204**	1,182	2 %
Yield	g/t	**1.03**	1.04	(1)%
Gold produced	000'oz	**39.8**	39.5	1 %
Gold sold	000'oz	**39.8**	40.5	(2)%
AISC	US$/oz	**1,121**	1,263	(11)%
AIC	US$/oz	**1,130**	1,329	(15)%
Sustaining capital expenditure	US$m	**1.6**	1.8	(11)%
Non-sustaining expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**1.6**	1.8	(11)%

Gold production increased by 1% to 39,800oz in the June quarter from 39,500oz in the March quarter due to higher throughput. Yield decreased by 1% to 1.03g/t in the June quarter from 1.04g/t in the March quarter.

Total tonnes mined decreased by 12% to 3.70Mt in the June quarter from 4.20Mt in the March quarter in line with the mining schedule. Ore tonnes mined increased by 74% to 1.44Mt in the June quarter from 0.83Mt in the March quarter due to exposure of the ore body at Huni and Lima Kwesi Gap pits.

Mined grade decreased by 4% to 1.05g/t in the June quarter from 1.09g/t in the March quarter due to exposing low-grade materials mined in line with the mining schedule at the Huni and Lima Kwesi Gap pits.

Operational waste tonnes mined decreased by 33% to 2.3Mt in the June quarter from 3.4Mt in the March quarter due to lower strip ratio at the Huni and Lima Kwesi Gap pits. Strip ratio decreased by 61% to 1.6 in the June quarter from 4.1 in the March quarter due to the decreased operational waste stripping in the Huni pit as ore was exposed.

Gold mined increased by 67% to 48,300oz in the June quarter from 29,000oz in the March quarter due to additional ore tonnes mined from Huni and Lima Kwesi Gap pits.

AIC decreased by 15% to US$1,130/oz in the June quarter from US$1,329/oz in the March quarter, mainly due to lower cost of sales before amortisation and depreciation, lower studies cost and lower capital expenditure, partially eroded by lower gold sold. Cost of sales before depreciation and amortisation decreased by 15% in the June quarter compared to the March quarter due to lower tonnes mined and higher GIP credit from excess ore tonnes mined and placed on stockpile.

Sustaining and total capital expenditure decreased by 11% to US$2m in the June quarter from US$2m in the March quarter due to lower expenditure incurred on the Huni Perimeter Drain. There was no non-sustaining capital expenditure for the June and March quarter, however, a study cost of US$0.4m was incurred in the June quarter compared with US$2.7m in the March quarter.

Tarkwa

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	**5,079**	4,879	4 %
Waste (capital)	000 tonnes	**11,158**	8,678	29 %
Waste (operational)	000 tonnes	**6,776**	7,859	(14)%
Total waste mined	000 tonnes	**17,933**	16,537	8 %
Total tonnes mined	000 tonnes	**23,012**	21,416	7 %
Strip ratio	waste/ore	**3.5**	3.4	3 %
Grade mined	g/t	**1.22**	1.18	3 %
Gold mined	000'oz	**199.7**	184.5	8 %
Tonnes milled	000 tonnes	**3,546**	3,435	3 %
Yield	g/t	**1.31**	1.26	4 %
Gold produced	000'oz	**148.9**	138.8	7 %
Gold sold	000'oz	**148.9**	141.4	5 %
AISC	US$/oz	**1,228**	1,131	9 %
AIC	US$/oz	**1,228**	1,131	9 %
Sustaining capital expenditure	US$m	**65.9**	55.8	18 %
Non-sustaining expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**65.9**	55.8	18 %

Gold production increased by 7% to 148,900oz in the June quarter from 138,800oz in the March quarter due to higher ore tonnes and grade mined and milled. Yield increased by 4% to 1.31g/t in the June quarter from 1.26g/t in the March quarter due to higher feed grade. In the June quarter, 0.15Mt stockpiles at 1.27g/t were processed compared with 0.30Mt stockpiles at 1.16g/t in the March quarter, while ex-pit ore processed for the June quarter was 3.4Mt at 1.37g/t compared with 3.1Mt at 1.32g/t in the March quarter.

Total tonnes mined, including capital waste stripping, increased by 7% to 23.0Mt in the June quarter from 21.4Mt in the March quarter due to improved equipment availabilities. Ore mined increased by 4% to 5.1Mt in the June quarter from 4.9Mt in the March quarter due to higher equipment availability. Operational waste decreased by 14% to 6.8Mt in the June quarter from 7.9Mt in the March quarter, while capital waste increased by 29% to 11.2Mt in the June quarter from 8.7Mt in the March quarter in line with the mining plan. Gold mined increased by 8% to 199.7koz in the June quarter from 184.5koz in the March quarter due to higher ore tonnes and grade mined.

AIC increased by 9% to US$1,228/oz in the June quarter from US$1,131/oz in the March quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold. For the June quarter, GIP credit was US$12.8M compared with GIP credit of US$31.4M in the March quarter due to less material placed on stockpiles.

Sustaining and total capital expenditure increased by 18% to US$66m in the June quarter from US$56m in the March quarter due to higher capital waste tonnes mined.

54

Gold Fields H1 Results 2023

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	—	—	— %
Waste (capital)	000 tonnes	—	—	— %
Waste (operational)	000 tonnes	—	—	— %
Total waste mined	000 tonnes	—	—	— %
Total tonnes mined	000 tonnes	—	—	— %
Strip ratio	waste/ore	—	—	— %
Grade mined	g/t	—	—	— %
Gold mined	000'oz	—	—	— %
Tonnes milled	000 tonnes	**1,457**	1,566	(7)%
Yield	g/t	**0.72**	0.65	11 %
Gold produced	000'oz	**33.7**	32.7	3 %
Gold sold	000'oz	**32.9**	35.2	(7)%
AISC	US$/oz	**1,374**	1,268	8 %
AIC	US$/oz	**1,479**	1,394	6 %
Sustaining capital expenditure	US$m	**6.7**	4.9	37 %
Non-sustaining expenditure	US$m	**2.1**	2.7	(22)%
Total capital expenditure	US$m	**8.8**	7.5	17 %

Gold production increased by 3% to 33,700oz (100% basis) in the June quarter from 32,700oz (100% basis) in the March quarter, mainly due to higher recovery. Recovery increased by 16% to 85.1% in the June quarter from 73.4% in the March quarter as a result of higher grade stockpiles processed, partially offset by lower plant throughput.

There were no tonnes mined in both quarters due to the temporary cessation of mining activities in July 2022.

AIC increased by 6% to US$1,479/oz in the June quarter from US$1,394/oz in the March quarter mainly due to lower gold sold and higher capital expenditure.

Total capital expenditure increased by 17% to US$9m in the June quarter from US$8m in the March quarter.

Sustaining capital expenditure increased by 37% to US$7m in the June quarter from US$5m in the March quarter mainly due to the TSF stage 7 construction.

Non-sustaining capital expenditure decreased by 22% to US$2m in the June quarter from US$3m in the March quarter due to lower exploration and feasibility study cost.

Americas region

Chile

Salares Norte

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	—	420	100 %
Waste (capital)	000 tonnes	**7,126**	8,132	(12)%
Waste (operational)	000 tonnes	—	346	100 %
Total waste mined	000 tonnes	**7,126**	8,479	(16)%
Total tonnes mined	000 tonnes	**7,126**	8,899	(20)%
Grade mined – gold	g/t	—	7.18	100 %
Grade mined – silver	g/t	—	2.99	100 %
Gold mined	000'oz	—	97.1	100 %
Silver mined	000'oz	—	40.5	100 %
Sustaining capital expenditure	US$m	**25.7**	30.6	(16)%
Non-sustaining expenditure	US$m	**61.6**	61.7	— %
Total capital expenditure	US$m	**87.3**	92.3	(5)%

The Salares Norte project continued progressing during Q2 2023. Total project progress was 94.0% at the end of June 2023 compared to 90.4% at the end of March 2023.

Total construction project progress at the end of June 2023 was 94.9%, compared to 90.3% at the end of March 2023.

Total spend for the June quarter was US$88m, comprising US$87m in capital expenditure, US$5m in exploration expenditure, US$1m in other cost and a US$5m release of working capital.

The total mine movement for the three months ended in June 2023 was 7.1Mt compared with 8.9Mt for the three months ended in March 2023. No ore was mined in the June quarter due to an infill drilling campaign. Mining of ore will continue in the September quarter.

The exploration drilling for the three months ended in June 2023 was 2,303 metres drilled compared with 7,156 metres drilled in the three months ended in March 2023. The decrease in metres drilled was due to the temporary suspension of exploration drilling at the end of April during the winter season.

Total capital expenditure decreased by 5% to US$87m in the June quarter from US$92m in the March quarter.

Sustaining capital expenditure decreased by 16% to US$26m in the June quarter from US$31m in the March quarter mainly due to lower capital waste tonnes mined.

Non-sustaining capital expenditure was similar at US$62m and related to the project construction costs.

55

Gold Fields H1 Results 2023

Peru
Cerro Corona

		June 2023	March 2023	% Variance
Ore mined	000 tonnes	**2,975**	3,394	(12)%
Waste mined	000 tonnes	**3,063**	1,313	133 %
Total tonnes mined	000 tonnes	**6,038**	4,707	28 %
Grade mined – gold	g/t	**0.67**	0.72	(7)%
Grade mined – copper	per cent	**0.41**	0.40	2 %
Gold mined	000'oz	**64.1**	78.1	(18)%
Copper mined	000 tonnes	**12,138**	13,674	(11)%
Tonnes milled	000 tonnes	**1,639**	1,687	(3)%
Gold recovery	per cent	**71.3**	75.9	(6)%
Copper recovery	per cent	**88.0**	90.9	(3)%
Yield – Gold	g/t	**0.62**	0.76	(18)%
– Copper	per cent	**0.43**	0.47	(9)%
– Combined	eq g/t	**1.14**	1.39	(18)%
Gold produced	000'oz	**31.4**	39.4	(20)%
Copper produced	tonnes	**6,720**	7,547	(11)%
Total equivalent gold produced	000' eq oz	**60.2**	75.1	(20)%
Total equivalent gold sold	000' eq oz	**61.5**	76.8	(20)%
AISC	US$/oz	**666**	(230)	(390)%
AISC	US$/ eq oz	**1,092**	777	41 %
AIC	US$/oz	**800**	(86)	(1,030)%
AIC	US$/ eq oz	**1,162**	853	36 %
Sustaining capital expenditure	US$m	**8.4**	3.4	147 %
Non-sustaining expenditure	US$m	**3.0**	5.1	(41)%
Total capital expenditure	US$m	**11.4**	8.5	34 %

Gold equivalent production decreased by 20% to 60,200oz in the June quarter from 75,100oz in the March quarter, mainly due to lower gold and copper grades processed and lower metallurgical recovery, combined with lower tonnes processed. The lower grades and recoveries during June quarter compared to March quarter are due to changes in the mining sequence and type of ore processed associated to the different mined areas of the pit.

Total tonnes mined increased by 28% to 6.0Mt in the June quarter from 4.7Mt in the March quarter, mainly due to improved productivities during the dry season. Ore mined decreased by 12% to 3.0Mt in the June quarter from 3.4Mt in the March quarter, while waste mined increased by 133% to 3.1Mt in the June quarter from 1.3Mt in the March quarter, in line with the mining plan.

Gold grade mined decreased by 7% and copper grade mined increased by 2%, in line with the mining plan for the June quarter. Gold yield decreased by 18% to 0.62g/t in the June quarter from 0.76g/t in the March quarter and copper yield decreased by 9% to 0.43% in the June quarter from 0.47% in the March quarter. This is as a result of decreased gold and copper metallurgical recoveries combined with the lower gold grade mined and processed.

AIC per gold ounce sold increased to US$800/oz in the June quarter from a negative US$86/oz in the March quarter, mainly because of lower copper by-product credit resulting from a lower copper price received in the June quarter and lower content of copper produced and sold. In addition, there was an increase in cost of sales before amortisation and depreciation due to the additional operational waste tonnes mined and also higher mine costs related to additional ancillary equipment works associated to the stabilisation of the slope failure. Capital expenditure was also higher due to the acceleration of infrastructure construction projects during the dry season.

AIC per equivalent ounce increased by 36% to US$1,162 per equivalent ounce in the June quarter from US$853 per equivalent ounce in the March quarter, due to lower equivalent ounces sold, higher capital expenditure, and higher operating cost as mentioned above.

Total capital expenditure increased by 34% to US$11m in the June quarter from US$9m in the March quarter.

Sustaining capital expenditure increased by 147% to US$8m in the June quarter from US$3m in the March quarter due to an increase in infrastructure construction activities mainly at the tailings dam during the dry season.

Non-sustaining capital expenditure decreased by 41% to US$3m in the June quarter from US$5m in the March quarter due to timing of the infrastructure relocation activities.

56

Gold Fields H1 Results | 2023

Salient features and cost benchmarks

		United States Dollars										South African Rand
		Total Mine operations and projects including equity-accounted Joint Venture	Total Mine operations and projects excluding equity-accounted Joint Venture	Americas Region			Ghana Region				South African Region	
					Peru	Chile	Ghana				South Africa	South Africa
Figures are in millions unless otherwise stated				Total	Cerro Corona	Salares Norte Project	Total	Asanko# 45%	Tarkwa	Damang	South Deep	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**June 2023**	**10,766**	**10,110**	**1,639**	**1,639**	**—**	**5,406**	**656**	**3,546**	**1,204**	**683**	**683**
	March 2023	10,699	9,994	1,687	1,687	—	5,322	705	3,435	1,182	742	742
	June 2022	10,689	10,057	1,687	1,687	—	5,331	632	3,518	1,180	764	764
Yield (grams per tonne)	**June 2023**	**1.7**	**1.8**	**1.1**	**1.1**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**3.1**	**3.1**
	March 2023	1.7	1.8	1.4	1.4	—	1.1	0.6	1.3	1.0	3.7	3.7
	June 2022	1.9	1.9	1.4	1.4	—	1.3	1.1	1.1	1.7	3.5	3.5
Gold produced (000 managed equivalent ounces)	**June 2023**	**598.4**	**583.2**	**60.2**	**60.2**	**—**	**203.9**	**15.2**	**148.9**	**39.8**	**67.8**	**2,107**
	March 2023	598.8	584.1	75.1	75.1	—	193.0	14.7	138.8	39.5	87.9	2,734
	June 2022	643.3	620.8	73.9	73.9	—	214.5	22.5	128.8	63.2	85.9	2,673
Gold produced (000 attributable equivalent ounces)	**June 2023**	**576.8**	**561.6**	**59.9**	**59.9**	**—**	**185.0**	**15.2**	**134.0**	**35.9**	**65.3**	**2,032**
	March 2023	577.5	562.8	74.7	74.7	—	175.2	14.7	124.9	35.5	84.8	2,636
	June 2022	620.7	598.2	73.5	73.5	—	195.3	22.5	115.9	56.9	82.9	2,577
Gold sold (000 managed equivalent ounces)	**June 2023**	**596.3**	**581.5**	**61.5**	**61.5**	**—**	**203.6**	**14.8**	**148.9**	**39.8**	**65.4**	**2,035**
	March 2023	610.2	594.3	76.8	76.8	—	197.7	15.8	141.4	40.5	87.1	2,708
	June 2022	644.8	624.0	70.8	70.8	—	212.8	20.8	128.8	63.2	85.9	2,673
Cost of sales before amortisation and depreciation (million)	**June 2023**	**(496.8)**	**(481.4)**	**(50.0)**	**(50.0)**	**—**	**(146.0)**	**(15.4)**	**(93.8)**	**(36.7)**	**(75.8)**	**(1,423.0)**
	March 2023	(474.0)	(458.0)	(38.8)	(45.0)	6.2	(142.4)	(16.0)	(83.1)	(43.3)	(93.1)	(1,651.7)
	June 2022	(493.5)	(469.8)	(46.9)	(46.9)	—	(151.0)	(23.8)	(95.7)	(31.5)	(84.8)	(1,320.7)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2023**	**48**	**50**	**36**	**36**	**—**	**31**	**22**	**30**	**40**	**115**	**2,139**
	March 2023	49	51	32	31	—	34	21	33	43	106	1,888
	June 2022	47	48	36	36	—	30	30	27	41	112	1,738
Sustaining capital (million)	**June 2023**	**(182.6)**	**(179.6)**	**(34.1)**	**(8.4)**	**(25.7)**	**(70.5)**	**(3.0)**	**(65.9)**	**(1.6)**	**(17.6)**	**(329.2)**
	March 2023	(160.9)	(158.7)	(34.0)	(3.4)	(30.6)	(59.8)	(2.2)	(55.8)	(1.8)	(18.6)	(329.3)
	June 2022	(180.1)	(178.7)	(9.5)	(9.5)	—	(81.2)	(1.3)	(63.0)	(16.9)	(29.3)	(454.8)
Non-sustaining capital (million)	**June 2023**	**(83.1)**	**(82.2)**	**(64.6)**	**(3.0)**	**(61.6)**	**(1.0)**	**(1.0)**	**—**	**—**	**—**	**—**
	March 2023	(87.5)	(86.3)	(66.8)	(5.1)	(61.7)	(1.2)	(1.2)	—	—	—	—
	June 2022	(116.1)	(115.9)	(83.9)	(1.8)	(82.1)	(2.8)	(0.2)	—	(2.6)	(5.5)	(85.5)
Total capital expenditure (million)	**June 2023**	**(265.7)**	**(261.8)**	**(98.7)**	**(11.4)**	**(87.3)**	**(71.5)**	**(4.0)**	**(65.9)**	**(1.6)**	**(17.6)**	**(329.2)**
	March 2023	(248.4)	(245.0)	(100.8)	(8.5)	(92.3)	(61.0)	(3.4)	(55.8)	(1.8)	(18.6)	(329.3)
	June 2022	(296.2)	(294.6)	(93.4)	(11.3)	(82.1)	(84.0)	(1.5)	(63.0)	(19.5)	(34.8)	(540.3)
AISC (Dollar per ounce)	**June 2023**	**1,256**	**1,253**	**1,503** [1]	**666**	**—**	**1,217**	**1,374**	**1,228**	**1,121**	**1,479**	**891,619**
	March 2023	1,135	1,131	583 [1]	(230)	—	1,169	1,268	1,131	1,263	1,317	751,830
	June 2022	1,137	1,127	650	650	—	1,213	1,431	1,342	876	1,347	673,899
Total AIC (Dollar per ounce)	**June 2023**	**1,430**	**1,429**	**3,699** [1]	**800**	**—**	**1,227**	**1,479**	**1,228**	**1,130**	**1,479**	**891,619**
	March 2023	1,325	1,323	2,516 [1]	(86)	—	1,193	1,394	1,131	1,329	1,317	751,830
	June 2022	1,210	1,199	722	722	—	1,246	1,519	1,342	961	1,410	705,902

Average exchange rates were US$1 = R18.66, US$1 = R17.75 and US$1 = R15.58 for the June 2023, March 2023 and June 2022 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.67, A$1 = US$0.68 and A$1 = US$0.71 for the June 2023, March 2023 and June 2022 quarters, respectively.
Figures may not add as they are rounded independently.
Equity-accounted Joint Venture.
[1] Includes AIC with no gold sold for Salares Norte as the project is still under construction.

57

Gold Fields H1 Results 2023

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars				
			Australia Region					Australia Region			
			Australia					Australia			
Figures are in millions unless otherwise stated		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating Results											
Ore milled/treated (000 tonnes)	**June 2023**	**3,039**	**354**	**1,070**	**453**	**1,162**	**3,039**	**354**	**1,070**	**453**	**1,162**
	March 2023	2,949	318	990	407	1,234	2,949	318	990	407	1,234
	June 2022	2,907	292	1,020	388	1,206	2,907	292	1,020	388	1,206
Yield (grams per tonne)	**June 2023**	**2.7**	**5.6**	**2.7**	**5.0**	**1.0**	**2.7**	**5.6**	**2.7**	**5.0**	**1.0**
	March 2023	2.6	4.7	2.9	4.6	1.0	2.6	4.7	2.9	4.6	1.0
	June 2022	2.9	6.1	2.9	5.8	1.1	2.9	6.1	2.9	5.8	1.1
Gold produced (000 managed equivalent ounces)	**June 2023**	**266.5**	**63.7**	**91.5**	**73.2**	**38.0**	**266.5**	**63.7**	**91.5**	**73.2**	**38.0**
	March 2023	242.8	48.0	92.7	60.8	41.3	242.8	48.0	92.7	60.8	41.3
	June 2022	269.0	57.4	96.4	72.4	42.8	269.0	57.4	96.4	72.4	42.8
Gold produced (000 attributable equivalent ounces)	**June 2023**	**266.5**	**63.7**	**91.5**	**73.2**	**38.0**	**266.5**	**63.7**	**91.5**	**73.2**	**38.0**
	March 2023	242.8	48.0	92.7	60.8	41.3	242.8	48.0	92.7	60.8	41.3
	June 2022	269.0	57.4	96.4	72.4	42.8	269.0	57.4	96.4	72.4	42.8
Gold sold (000 managed equivalent ounces)	**June 2023**	**265.8**	**65.0**	**89.1**	**73.5**	**38.3**	**265.8**	**65.0**	**89.1**	**73.5**	**38.3**
	March 2023	248.6	47.8	98.0	60.9	41.8	248.6	47.8	98.0	60.9	41.8
	June 2022	275.3	56.4	95.9	78.5	44.5	275.3	56.4	95.9	78.5	44.5
Cost of sales before amortisation and depreciation (million)	**June 2023**	**(225.0)**	**(50.7)**	**(85.3)**	**(61.6)**	**(27.5)**	**(336.5)**	**(75.8)**	**(127.5)**	**(92.0)**	**(41.2)**
	March 2023	(199.8)	(45.5)	(73.0)	(50.5)	(30.7)	(292.1)	(66.6)	(106.8)	(73.9)	(44.9)
	June 2022	(210.8)	(47.3)	(77.1)	(59.4)	(27.0)	(295.2)	(66.3)	(108.1)	(83.0)	(37.7)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2023**	**69**	**139**	**70**	**130**	**24**	**104**	**207**	**105**	**195**	**36**
	March 2023	72	152	84	131	22	105	222	122	192	33
	June 2022	67	159	62	142	25	94	222	86	199	35
Sustaining capital (million)	**June 2023**	**(60.3)**	**(13.1)**	**(25.0)**	**(12.2)**	**(10.0)**	**(90.1)**	**(19.6)**	**(37.2)**	**(18.3)**	**(15.0)**
	March 2023	(48.5)	(11.9)	(14.4)	(14.2)	(8.0)	(70.9)	(17.4)	(21.1)	(20.8)	(11.7)
	June 2022	(60.1)	(15.4)	(27.2)	(10.8)	(6.7)	(84.3)	(21.6)	(38.2)	(15.1)	(9.4)
Non-sustaining capital (million)	**June 2023**	**(17.5)**	**(4.6)**	**(4.9)**	**(8.1)**	**—**	**(26.3)**	**(6.9)**	**(7.3)**	**(12.2)**	**—**
	March 2023	(19.5)	(7.6)	(4.2)	(7.7)	—	(28.5)	(11.1)	(6.2)	(11.3)	—
	June 2022	(23.9)	(9.9)	(3.9)	(10.1)	—	(33.4)	(13.9)	(5.4)	(14.1)	—
Total capital expenditure (million)	**June 2023**	**(77.8)**	**(17.7)**	**(29.9)**	**(20.3)**	**(10.0)**	**(116.4)**	**(26.5)**	**(44.5)**	**(30.5)**	**(15.0)**
	March 2023	(68.0)	(19.5)	(18.6)	(21.9)	(8.0)	(99.4)	(28.5)	(27.3)	(32.1)	(11.7)
	June 2022	(84.0)	(25.3)	(31.1)	(20.9)	(6.7)	(117.7)	(35.5)	(43.6)	(29.2)	(9.4)
AISC (Dollar per ounce)	**June 2023**	**1,201**	**1,126**	**1,347**	**1,129**	**1,126**	**1,795**	**1,683**	**2,012**	**1,688**	**1,686**
	March 2023	1,134	1,390	999	1,200	1,061	1,658	2,032	1,461	1,756	1,552
	June 2022	1,076	1,240	1,153	981	871	1,508	1,738	1,616	1,373	1,220
Total AIC (Dollar per ounce)	**June 2023**	**1,299**	**1,228**	**1,450**	**1,254**	**1,154**	**1,942**	**1,837**	**2,166**	**1,875**	**1,727**
	March 2023	1,239	1,580	1,079	1,340	1,077	1,812	2,311	1,578	1,960	1,575
	June 2022	1,183	1,431	1,222	1,132	874	1,657	2,005	1,712	1,585	1,225

Average exchange rates were US$1 = R18.66, US$1 = R17.75 and US$1 = R15.58 for the June 2023, March 2023 and June 2022 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.67, A$1 = US$0.68 and A$1 = US$0.71 for the June 2023, March 2023 and June 2022 quarters, respectively.
Figures may not add as they are rounded independently.

58

Gold Fields H1 Results 2023

Underground and surface

		Total Mine operations and projects including equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	Australia Region				
				Peru	Chile	Ghana					Australia				
Imperial ounces with metric tonnes and grade			Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**June 2023**	**1,606**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**462**	**1,145**	**267**	**430**	**448**	**—**
	March 2023	1,449	—	—	—	—	—	—	—	336	1,113	253	449	410	—
	June 2022	1,494	—	—	—	—	—	—	—	451	1,043	260	385	398	—
– underground waste	**June 2023**	**539**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**80**	**459**	**204**	**170**	**85**	**—**
	March 2023	531	—	—	—	—	—	—	—	68	463	203	149	112	—
	June 2022	659	—	—	—	—	—	—	—	36	623	225	221	176	—
– surface ore	**June 2023**	**10,750**	**2,975**	**2,975**	**—**	**6,516**	**—**	**5,079**	**1,437**	**—**	**1,260**	**81**	**167**	**—**	**1,012**
	March 2023	11,739	3,815	3,394	420	5,707	—	4,879	828	—	2,218	63	1,077	—	1,078
	June 2022	9,819	3,185	3,185	—	5,097	304	3,058	1,735	—	1,537	—	201	—	1,336
– total	**June 2023**	**12,895**	**2,975**	**2,975**	**—**	**6,516**	**—**	**5,079**	**1,437**	**542**	**2,864**	**552**	**767**	**533**	**1,012**
	March 2023	13,720	3,815	3,394	420	5,707	—	4,879	828	404	3,794	519	1,675	522	1,078
	June 2022	11,971	3,185	3,185	—	5,097	304	3,058	1,735	487	3,203	485	807	574	1,336
Grade mined (grams per tonne) – underground ore	**June 2023**	**5.9**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**6.8**	**5.6**	**7.2**	**5.0**	**5.2**	**—**
	March 2023	5.3	—	—	—	—	—	—	—	5.6	5.2	5.8	4.9	5.1	—
	June 2022	5.9	—	—	—	—	—	—	—	6.0	5.8	6.7	4.6	6.3	—
– surface ore	**June 2023**	**1.1**	**0.7**	**0.7**	**—**	**1.2**	**—**	**1.2**	**1.0**	**—**	**1.3**	**2.1**	**0.9**	**—**	**1.3**
	March 2023	1.3	1.4	0.7	7.2	1.2	—	1.2	1.1	—	1.5	2.2	1.8	—	1.1
	June 2022	1.1	0.8	0.8	—	1.3	1.6	1.1	1.6	—	1.2	—	1.1	—	1.2
– total	**June 2023**	**1.7**	**0.7**	**0.7**	**—**	**1.2**	**—**	**1.2**	**1.0**	**5.8**	**3.3**	**6.0**	**3.8**	**5.2**	**1.3**
	March 2023	1.7	1.4	0.7	7.2	1.2	—	1.2	1.1	4.6	2.7	5.1	2.7	5.1	1.1
	June 2022	1.7	0.8	0.8	—	1.3	1.6	1.1	1.6	5.6	3.0	6.7	3.4	6.3	1.2
Gold mined (000 ounces)* – underground ore	**June 2023**	**306.0**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**100.5**	**205.6**	**61.6**	**68.4**	**75.5**	**—**
	March 2023	245.0	—	—	—	—	—	—	—	60.1	184.9	47.2	70.6	67.1	—
	June 2022	281.7	—	—	—	—	—	—	—	87.7	194.0	56.0	57.2	80.9	—
– surface ore	**June 2023**	**364.3**	**64.1**	**64.1**	**—**	**248.0**	**—**	**199.7**	**48.3**	**—**	**52.2**	**5.4**	**4.7**	**—**	**42.1**
	March 2023	494.1	175.1	78.1	97.1	213.5	—	184.5	29.0	—	105.4	4.4	61.6	—	39.5
	June 2022	351.7	77.8	77.8	—	215.6	15.5	109.7	90.4	—	58.3	—	7.0	—	51.3
– total	**June 2023**	**670.3**	**64.1**	**64.1**	**—**	**248.0**	**—**	**199.7**	**48.3**	**100.5**	**257.8**	**67.0**	**73.1**	**75.5**	**42.1**
	March 2023	739.1	175.1	78.1	97.1	213.5	—	184.5	29.0	60.1	290.3	51.6	132.2	67.1	39.5
	June 2022	633.4	77.8	77.8	—	215.6	15.5	109.7	90.4	87.7	252.3	56.0	64.2	80.9	51.3
Ore milled/ treated (000 tonnes) – underground ore	**June 2023**	**1,532**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**424**	**1,108**	**255**	**399**	**453**	**—**
	March 2023	1,511	—	—	—	—	—	—	—	384	1,127	264	456	407	—
	June 2022	1,569	—	—	—	—	—	—	—	415	1,154	292	473	388	—
– underground waste	**June 2023**	**52**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**52**	**—**	**—**	**—**	**—**	**—**
	March 2023	54	—	—	—	—	—	—	—	54	—	—	—	—	—
	June 2022	22	—	—	—	—	—	—	—	22	—	—	—	—	—
– surface ore	**June 2023**	**9,182**	**1,639**	**1,639**	**—**	**5,406**	**656**	**3,546**	**1,204**	**207**	**1,931**	**99**	**670**	**—**	**1,162**
	March 2023	9,135	1,687	1,687	—	5,322	705	3,435	1,182	304	1,822	55	534	—	1,234
	June 2022	9,098	1,687	1,687	—	5,331	632	3,518	1,180	327	1,753	—	547	—	1,206
– total	**June 2023**	**10,766**	**1,639**	**1,639**	**—**	**5,406**	**656**	**3,546**	**1,204**	**683**	**3,039**	**354**	**1,069**	**453**	**1,162**
	March 2023	10,699	1,687	1,687	—	5,322	705	3,435	1,182	742	2,949	318	990	407	1,234
	June 2022	10,689	1,687	1,687	—	5,331	632	3,518	1,180	764	2,907	292	1,020	388	1,206
Yield (Grams per tonne) – underground ore	**June 2023**	**5.3**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**4.9**	**5.5**	**6.9**	**5.0**	**5.0**	**—**
	March 2023	5.2	—	—	—	—	—	—	—	7.1	4.6	5.2	4.3	4.6	—
	June 2022	5.8	—	—	—	—	—	—	—	6.3	5.6	6.1	5.0	5.8	—
– surface ore	**June 2023**	**1.1**	**1.1**	**1.1**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**0.1**	**1.2**	**2.2**	**1.3**	**—**	**1.0**
	March 2023	1.2	1.4	1.4	—	1.1	0.6	1.3	1.0	0.1	1.3	2.1	1.8	—	1.0
	June 2022	1.2	1.4	1.4	—	1.3	1.1	1.1	1.7	0.1	1.1	—	1.1	—	1.1
– combined	**June 2023**	**1.7**	**1.1**	**1.1**	**—**	**1.2**	**0.7**	**1.3**	**1.0**	**3.1**	**2.7**	**5.6**	**2.7**	**5.0**	**1.0**
	March 2023	1.7	1.4	1.4	—	1.1	0.6	1.3	1.0	3.7	2.6	4.7	2.9	4.6	1.0
	June 2022	1.9	1.4	1.4	—	1.3	1.1	1.1	1.7	3.5	2.9	6.1	2.9	5.8	1.1

59

Gold Fields H1 Results 2023

Imperial ounces with metric tonnes and grade		Total Mine operations and projects including equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	Australia Region				
				Peru	Chile	Ghana					Australia				
			Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Gold produced (000 ounces) – underground ore	**June 2023**	**261.8**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**67.3**	**194.5**	**56.8**	**64.4**	**73.2**	**—**
	March 2023	254.8	—	—	—	—	—	—	—	87.1	167.7	44.3	62.6	60.8	—
	June 2022	290.8	—	—	—	—	—	—	—	84.4	206.4	57.4	76.6	72.4	—
– surface ore	**June 2023**	**336.6**	**60.2**	**60.2**	**—**	**203.9**	**15.2**	**148.9**	**39.8**	**0.4**	**72.0**	**6.9**	**27.1**	**—**	**38.0**
	March 2023	344.0	75.1	75.1	—	193.0	14.7	138.8	39.5	0.8	75.1	3.7	30.1	—	41.3
	June 2022	352.4	73.9	73.9	—	214.5	22.5	128.8	63.2	1.5	62.6	—	19.8	—	42.8
– total	**June 2023**	**598.4**	**60.2**	**60.2**	**—**	**203.9**	**15.2**	**148.9**	**39.8**	**67.7**	**266.5**	**63.7**	**91.5**	**73.2**	**38.0**
	March 2023	598.8	75.1	75.1	—	193.0	14.7	138.8	39.5	87.9	242.8	48.0	92.7	60.8	41.3
	June 2022	643.3	73.9	73.9	—	214.5	22.5	128.8	63.2	85.9	269.0	57.4	96.4	72.4	42.8
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) – underground	**June 2023**	**141**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**146**	**139**	**164**	**134**	**130**	**—**
	March 2023	142	—	—	—	—	—	—	—	157	137	164	126	131	—
	June 2022	144	—	—	—	—	—	—	—	184	129	159	99	142	—
– surface	**June 2023**	**32**	**36**	**36**	**—**	**31**	**22**	**30**	**40**	**43**	**29**	**74**	**31**	**—**	**24**
	March 2023	33	32	31	—	34	21	33	43	34	32	91	48	—	22
	June 2022	30	36	36	—	30	30	27	41	14	26	—	29	—	25
– total	**June 2023**	**48**	**36**	**36**	**—**	**31**	**22**	**30**	**40**	**115**	**69**	**139**	**70**	**130**	**24**
	March 2023	49	32	31	—	34	21	33	43	106	72	152	84	131	22
	June 2022	47	36	36	—	30	30	27	41	112	67	159	62	142	25

* Excludes surface material at South Deep.

60

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Fax: +27 11 562 9829 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0)371 664 0300 email: shareholderenquiries@linkgroup.co.uk If you are outside the United Kingdom please call + (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) M Preece• (Interim Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@† TP Goodlace† JE McGill^ PG Sibiya† SP Reid^† CAT Smit† ^ Australian * British @Chilean # Ghanaian † Independent Director • Non-independent Director Gold Fields H1 2023Results 61

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 30 March 2023. Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Gold Fields H1 2023Results 62